SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2015

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petróleo Brasileiro S.A. – Petrobras

Financial Statements

December 31, 2014 and 2013

(A free translation of the original in Portuguese)

Petróleo Brasileiro S.A. – Petrobras

Index

(Expressed in millions of reais, unless otherwise indicated)

Independent auditor's report			3
Statement of Financial Position			5
Statement of Income			6
Statement of Comprehensive Income			7
Statement of Cash Flows			8
Statement of Changes in Shareholders’ Equity			9
Statement of Added Value			10
Notes to the financial statements			11
1	.	The Company and its operations	11
2	.	Basis of preparation of financial statements	11
3	.	The “Lava Jato (Car Wash) Operation” and its effects on the Company	12
4	.	Summary of significant accounting policies	21
5	.	Critical accounting policies: key estimates and judgments	32
6	.	New standards and interpretations	38
7	.	Cash and cash equivalents and Marketable securities	39
8	.	Trade and other receivables	40
9	.	Inventories	42
10	.	Disposal of assets and legal mergers	42
11	.	Investments	45
12	.	Property, plant and equipment	49
13	.	Intangible assets	52
14	.	Impairment	54
15	.	Exploration for and evaluation of oil and gas reserves	58
16	.	Trade payables	60
17	.	Finance debt	60
18	.	Leases	64
19	.	Related party transactions	65
20	.	Provision for decommissioning costs	69
21	.	Taxes	70
22	.	Employee benefits (Post-Employment)	74
23	.	Shareholders’ equity	83
24	.	Sales revenues	85
25	.	Other expenses, net	86
26	.	Costs and Expenses by nature	87
27	.	Net finance income (expense), net	88
28	.	Supplemental information on statement of cash flows	88
29	.	Segment information	89
30	.	Provisions for legal proceedings	93
31	.	Commitment to purchase natural gas	98
32	.	Collateral for crude oil exploration concession agreements	99
33	.	Risk management	99
34	.	Fair value of financial assets and liabilities	105
35	.	Subsequent events	106
Supplementary information (unaudited)			107
The Board of Directors and Officers			119

Petróleo Brasileiro S.A. – Petrobras

Independent auditor's report

(A free translation of the original in Portuguese)

To the Board of Directors and Shareholders

Petróleo Brasileiro S.A. - Petrobras

We have audited the accompanying parent company financial statements of Petróleo Brasileiro S.A. Petrobras ("Company" or "Petrobras"), which comprise the balance sheet as of December 31, 2014 and the statements of income, comprehensive income, changes in equity and cash flows for the year then ended, and a summary of significant accounting policies and other explanatory information.

We have also audited the accompanying consolidated financial statements of Petróleo Brasileiro S.A. - Petrobras and its subsidiaries ("Consolidated"), which comprise the consolidated balance sheet as of December 31, 2014 and the consolidated statements of income, comprehensive income, changes in equity and cash flows for the year then ended, and a summary of significant accounting policies and other explanatory information.

Management's responsibility for the financial statements

Management is responsible for the preparation and fair presentation of the parent company financial statements in accordance with accounting practices adopted in Brazil, and for the consolidated financial statements in accordance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and accounting practices adopted in Brazil, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with Brazilian and International Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error.

In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal controls. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion on the parent company financial statements

In our opinion, the parent company financial statements referred to above present fairly, in all material respects, the financial position of Petróleo Brasileiro S.A. - Petrobras as of December 31, 2014, and its financial performance and its cash flows for the year then ended, in accordance with accounting practices adopted in Brazil.

Petróleo Brasileiro S.A. – Petrobras

Independent auditor's report

Opinion on the consolidated financial statements

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Petróleo Brasileiro S.A. - Petrobras and its subsidiaries as of December 31, 2014, and their financial performance and their cash flows for the year then ended, in accordance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and accounting practices adopted in Brazil.

Emphasis of matter

As discussed in note 2 to the financial statements, the parent company financial statements have been prepared in accordance with accounting practices adopted in Brazil. In the case of Petróleo Brasileiro S.A. - Petrobras, these practices differ from IFRS applicable to separate financial statements only in relation to the measurement of investments in subsidiaries, associates and jointly-controlled entities based on equity accounting, while IFRS requires measurement based on cost or fair value, and the maintenance of the balances of deferred charges existing as at December 31, 2008, which are being amortized. Our opinion is not modified in respect of this matter.

Emphasis – Impact of the Lava Jato Operation on the Company

We draw attention to note 3 of the financial statements which describes the impact of the “Lava Jato Operation” on the Company, including:

(i) the write-off of R$ 6.194 million in the consolidated financial statements (R$ 4.788 million in the parent company financial statements) related to overpayments incorrectly capitalized on the acquisition of fixed assets;

(ii) actions being taken in response to this matter, including internal investigations which are being conducted by outside legal counsel under the supervision of a Special Committee created by the Company; and

(iii) the investigation which is being conducted by the Securities and Exchange Commission – SEC.

We also draw attention to note 30.2 to the financial statements which describes legal actions filed against the Company, for which a possible loss, or range of possible losses, cannot be reasonably estimated as they are in their preliminary stages.

Our opinion is not modified as a result of these matters.

Other matters

Statements of added value

We have also audited the parent company and consolidated statements of value added for the year ended December 31, 2014, the presentation of which is required by Brazilian Corporation Law for publicly listed companies, which are the responsibility of the Company's management, considered as supplementary information for IFRS, which does not require the presentation of the statements of value added. These statements were submitted to the same audit procedures described above and, in our opinion, are fairly presented, in all material respects, in relation to the financial statements taken as a whole.

Rio de Janeiro, April 22, 2015

/s/

PricewaterhouseCoopers

Auditores Independentes

CRC 2SP000160/O-5 "F" RJ

/s/

Marcos Donizete Panassol

Contador CRC 1SP155975/O-8 "S" RJ

Petróleo Brasileiro S.A. – Petrobras

Statement of Financial Position

December 31, 2014 and 2013 (In R$ million, unless otherwise indicated)

		Consolidated		Parent Company				Consolidated		Parent Company
Assets	Note	2014	2013	2014	2013	Liabilities	Note	2014	2013	2014	2013

Current assets						Current liabilities
Cash and cash equivalents	7	44,239	37,172	5,325	7,917	Trade payables	16	25,924	27,922	26,575	25,961
Marketable securities	7	24,763	9,101	15,241	22,752	Finance debt	17	31,523	18,744	48,594	46,627
Trade and other receivables, net	8	21,167	22,652	17,783	16,301	Finance lease obligations	18	42	38	1,609	1,784
Inventories	9	30,457	33,324	24,461	27,476	Income taxes payable	21.1	657	659		−
Recoverable income taxes	21.1	2,823	2,484	1,297	1,468	Other taxes payable	21.1	10,796	10,938	9,507	9,734
Other recoverable taxes	21.1	7,300	9,162	5,609	7,813	Dividends payable	23.5	−	9,301	−	9,301
Advances to suppliers		1,123	1,600	923	1,407	Payroll, profit sharing and related charges		5,489	4,806	4,695	4,127
Other current assets		3,138	2,218	1,965	1,565	Pension and medical benefits	22	2,115	1,912	2,026	1,820
		135,010	117,713	72,604	86,699	Others		6,113	5,691	2,727	2,695
Assets classified as held for sale	10.2	13	5,638	10	781			82,659	80,011	95,733	102,049
		135,023	123,351	72,614	87,480	Liabilities on assets classified as held for sale	10.2	−	2,514	−	−
								82,659	82,525	95,733	102,049

Non-current assets						Non-current liabilities
Long-term receivables						Finance debt	17	319,322	248,867	151,399	105,737
Trade and other receivables, net	8	14,441	10,616	10,671	4,453	Finance lease obligations	18	148	171	4,293	5,959
Marketable securities	7	290	307	249	257	Deferred income taxes	21.2	8,052	23,206	9,062	24,259
Judicial deposits	30.1	7,124	5,866	5,927	4,826	Pension and medical benefits	22	43,803	27,541	41,108	26,077
Deferred income taxes	21.2	2,673	2,647			Provisions for legal proceedings	30.1	4,091	2,918	3,338	2,280
Other tax assets	21.1	10,645	12,603	8,943	10,899	Provision for decommissioning costs	20	21,958	16,709	20,630	15,320
Advances to suppliers		6,398	7,566	1,056	2,172	Others		2,620	1,696	1,994	3,352
Others		8,533	4,395	8,206	3,723			399,994	321,108	231,824	182,984
		50,104	44,000	35,052	26,330			482,653	403,633	327,557	285,033

						Shareholders' equity
Investments	11	15,282	15,615	82,481	83,497	Share capital (net of share issuance costs)	23.1	205,432	205,411	205,432	205,411
Property, plant and equipment	12	580,990	533,880	437,150	402,567	Capital transactions		(646)	737	(430)	1,048
Intangible assets	13	11,976	36,121	9,108	33,289	Profit reserves		127,438	149,036	127,222	148,925
Deferred			−	−	10	Other comprehensive income		(23,376)	(7,244)	(23,376)	(7,244)
		658,352	629,616	563,791	545,693			308,848	347,940	308,848	348,140
						Non-controlling interests		1,874	1,394	−	−
								310,722	349,334	308,848	348,140

		793,375	752,967	636,405	633,173			793,375	752,967	636,405	633,173

The Notes form an integral part of these Financial Statements.

Petróleo Brasileiro S.A. – Petrobras

Statement of Income

December 31, 2014 and 2013 (In R$ million, unless otherwise indicated)

		Consolidated		Parent Company
	Note	2014	2013	2014	2013

Sales revenues	24	337,260	304,890	269,568	237,405
Cost of sales		(256,823)	(234,995)	(208,174)	(187,124)
Gross profit		80,437	69,895	61,394	50,281

Income (expenses)
Selling expenses		(15,974)	(10,601)	(17,430)	(12,964)
General and administrative expenses		(11,223)	(10,751)	(7,983)	(7,481)
Exploration costs	15	(7,135)	(6,445)	(6,720)	(6,056)
Research and development expenses		(2,589)	(2,428)	(2,562)	(2,389)
Other taxes		(1,801)	(1,721)	(1,045)	(949)
Reversal/Impairment	14	(44,636)	(1,238)	(34,814)	58
Write-off - overpayments incorrectly capitalized	3	(6,194)	−	(4,788)	−
Other expenses, net	25	(12,207)	(2,347)	(15,436)	(6,794)
		(101,759)	(35,531)	(90,778)	(36,575)

Net income (loss) before finance income (expense), share of earnings in equity-accounted investments, profit sharing and income taxes		(21,322)	34,364	(29,384)	13,706

Net finance income (expenses):	27	(3,900)	(6,202)	(3,737)	(2,071)
Finance income		4,634	3,911	3,312	3,778
Finance expenses		(9,255)	(5,795)	(5,804)	(2,856)
Foreign exchange and inflation indexation charges		721	(4,318)	(1,245)	(2,993)

Share of earnings in equity-accounted investments	11.3	451	1,095	3,730	14,094

Profit sharing	22.7	(1,045)	(1,102)	(856)	(908)

Net income (loss) before income taxes		(25,816)	28,155	(30,247)	24,821

Income taxes	21.3	3,892	(5,148)	8,555	(1,413)

Net income (loss)		(21,924)	23,007	(21,692)	23,408

Net income (loss) attributable to:
Shareholders of Petrobras		(21,587)	23,570	(21,692)	23,408
Non-controlling interests		(337)	(563)	−	−
		(21,924)	23,007	(21,692)	23,408
Basic and diluted earnings (losses) per share (in R$)	23.6	(1.65)	1.81	(1.66)	1.79

The Notes form an integral part of these Financial Statements.

Petróleo Brasileiro S.A. – Petrobras

Statement of Comprehensive Income

December 31, 2014 and 2013 (In R$ million)

	Consolidated		Parent Company
	2014	2013	2014	2013
Net income (loss)	(21,924)	23,007	(21,692)	23,408

Items that will not be reclassified to the statement of income:
Actuarial gains / (losses) on defined benefit pension plans	(13,724)	15,636	(12,908)	14,415
Deferred Income tax and social contribution	2,695	(4,647)	2,540	(4,364)
	(11,029)	10,989	(10,368)	10,051

Items that may be reclassified subsequently to the statement of income:
Cumulative translation adjustments	4,721	3,103	−	−

Unrealized gains / (losses) on cash flow hedge - highly probable future exports
Recognized in shareholders' equity	(15,650)	(13,384)	(13,918)	(12,199)
Reclassified to the statement of income	1,673	692	1,344	624
Deferred income taxes	4,752	4,315	4,275	3,199
	(9,225)	(8,377)	(8,299)	(8,376)

Unrealized gains / (losses) on cash flow hedge - others
Recognized in shareholders' equity	14	23	−	−
Reclassified to the statement of income	2	22	−	−
Deferred income taxes	−	(1)	−	−
	16	44	−	−

Unrealized gains / (losses) on available-for-sale securities
Recognized in shareholders' equity	−	(1)	−	(1)
Reclassified to the statement of income	−	(90)	−	−
Deferred income taxes	−	31	−	−
	−	(60)	−	(1)

Share of other comprehensive income (losses) in equity-accounted investments	(647)	(573)	2,545	3,469

Total other comprehensive income	(16,164)	5,126	(16,122)	5,143

Total comprehensive income	(38,088)	28,133	(37,814)	28,551

Comprehensive income attributable to:
Shareholders of Petrobras	(37,709)	28,712	−	−
Non-controlling interests	(379)	(578)	(37,814)	28,551
Total comprehensive income	(38,088)	28,134	(37,814)	28,551

Petróleo Brasileiro S.A. – Petrobras

Statement of Cash Flows

December 31, 2014 and 2013 (In R$ million, unless otherwise indicated)

	Consolidated		Parent Company
	2014	2013	2014	2013
Cash flows from Operating activities
Net income (loss) attributable to the shareholders of Petrobras	(21,587)	23,570	(21,692)	23,408

Adjustments for:
Non-controlling interests	(337)	(563)	−	−
Pension and medical benefits (actuarial expense)	4,773	5,515	4,225	5,046
Share of earnings in equity-accounted investments	(451)	(1,095)	(3,730)	(14,094)
Depreciation, depletion and amortization	30,677	28,467	22,518	21,474
Impairment charges	44,636	1,238	34,814	(58)
Inventory write-down to net realizable value (market value)	2,461	1,269	493	382
Allowance for impairment of trade receivables	5,555	157	4,401	60
Exploratory expenditures written off	5,048	4,169	4,828	4,040
Write-off - overpayments incorrectly capitalized	6,194	−	4,788	−
Gains / (Losses) on disposal / write-offs of non-current assets, E&P returned areas and cancelled projets	743	(3,835)	4,282	(89)
Foreign Exchange variation, indexation and charges on finance and other operations	8,461	7,027	6,254	4,231
Deferred income taxes, net	(8,025)	323	(8,555)	1,413

Increase (Decrease) in assets
Trade and other receivables, net	(5,929)	(2,693)	(5,712)	(3,797)
Inventories	1,378	(4,601)	2,542	(2,989)
Other assets	(6,466)	(631)	(7,582)	(1,163)

Increase (Decrease) in liabilities
Trade payables	(2,982)	2,516	856	(2,252)
Taxes payable	(3,171)	(3,000)	(2,513)	(2,489)
Pension and medical benefits	(1,967)	(1,724)	(1,867)	(1,580)
Other liabilities	3,230	101	2,618	325
Net cash provided by operating activities	62,241	56,210	40,968	31,868

Cash flows from Investing activities
Capital expenditures	(81,909)	(97,925)	(60,873)	(70,470)
Increase (Decrease) in investments	(787)	(429)	685	(14,569)
Proceeds from disposal of assets (divestment)	9,399	8,383	2,194	2,643
Divestment (Investments) in marketable securities	(12,812)	12,981	9,139	2,125
Dividends received	901	316	3,506	2,978
Net cash provided by / (used in) investing activities	(85,208)	(76,674)	(45,349)	(77,293)

Cash flows from financing activities
Acquisition of non-controlling interest	(250)	(137)	−	−
Proceeds from long-term financing	72,871	83,669	92,540	107,383
Repayment of principal	(23,628)	(39,560)	(76,329)	(62,214)
Repayment of interest	(14,109)	(10,933)	(5,687)	(3,444)
Dividends paid to shareholders	(8,735)	(5,776)	(8,735)	(5,776)
Net cash provided by / (used in) financing activities	26,149	27,263	1,789	35,949

Effect of exchange rate changes on cash and cash equivalents	3,885	2,745

Net increase / (decrease) in cash and cash equivalents in the year	7,067	9,544	(2,592)	(9,476)

Cash and cash equivalents at the beginning of the year	37,172	27,628	7,917	17,393

Cash and cash equivalents at the end of the year	44,239	37,172	5,325	7,917

The Notes form an integral part of these Financial Statements.

Petróleo Brasileiro S.A. – Petrobras

Statement of Changes in Shareholders’ Equity

December 31, 2014 and 2013 (In R$ million, unless otherwise indicated)

			Accumulated other comprehensive income				Profit reserves
	Share capital (including share issuance costs)	Capital transactions	Cumulative translation adjustment	Actuarial gains (losses) on pension plans	Cash flow hedge - highly probable future exports	Other comprehensive income (loss) and deemed cost	Legal	Statutory	Tax incentives	Profit retention	Retained earnings	Shareholders' equity attributable to shareholders of Petrobras	Deferred charges	Non-controlling interests	Total consolidated shareholders' equity
	205,392	939	2,078	(14,505)		50	15,354	3,476	1,412	114,739	(154)	328,781	(360)	2,354	330,775
Balance as of January 1, 2013	205,392	939				(12,377)					134,827	328,781	(360)	2,354	330,775
Capital increase with reserves	19								(19)			−	−	−	−
Realization of deemed cost of associates						(10)					10	−	−	−	−
Change in interest in subsidiaries		109										109	(2)	(238)	(131)
Net income											23,408	23,408	162	(563)	23,007
Other comprehensive income (loss)			3,118	10,989	(8,376)	(588)						5,143	−	(15)	5,128
Distributions:
Allocation of net income							1,170	1,027	21	11,745	(13,963)	−	−	−	−
Dividends											(9,301)	(9,301)	−	(144)	(9,445)
Balance as of December 31, 2013	205,411	1,048	5,196	(3,516)	(8,376)	(548)	16,524	4,503	1,414	126,484	−	348,140	(200)	1,394	349,334
	205,411	1,048				(7,244)					148,925	348,140	(200)	1,394	349,334
Capital increase with reserves	21								(21)			−	−	−	−
Realization of deemed cost of associates						(10)					10	−	−	−	−
Change in interest in subsidiaries		(1,478)										(1,478)	95	1,043	(340)
Net income (loss)											(21,692)	(21,692)	105	(337)	(21,924)
Other comprehensive income (loss)			4,763	(11,029)	(9,225)	(631)						(16,122)	−	(42)	(16,164)
Distributions:												−			−
Transfer from reserves										(21,682)	21,682	−	−	−	−
Dividends												−	−	(184)	(184)
Balance as of December 31, 2014	205,432	(430)	9,959	(14,545)	(17,601)	(1,189)	16,524	4,503	1,393	104,802	−	308,848	−	1,874	310,722
	205,432	(430)				(23,376)					127,222	308,848	−	1,874	310,722

The Notes form an integral part of these Financial Statements.

Petróleo Brasileiro S.A. – Petrobras

Statement of Added Value

December 31, 2014 and 2013 (In R$ million, unless otherwise indicated)

	Consolidated				Parent Company
	2014		2013		2014		2013
Income
Sales of products, services provided and other revenues	425,341		387,775		346,278		309,059
Provision for impairment of trade receivables	(5,555)		(157)		(4,401)		(60)
Revenues related to construction of assets for own use	82,389		91,340		68,223		68,620
	502,175		478,958		410,100		377,619
Inputs acquired from third parties
Materials consumed	(136,809)		(129,705)		(108,578)		(98,056)
Materials, power, third-party services and other operating expenses	(114,879)		(107,368)		(97,797)		(87,702)
Tax credits on inputs acquired from third parties	(26,199)		(23,021)		(24,340)		(21,470)
Impairment	(44,636)		(1,238)		(34,814)		58
Inventory write-down to net realizable value (market value)	(2,461)		(1,269)		(493)		(382)
Write-off - overpayments incorrectly capitalized	(6,194)		−		(4,788)		−
	(331,178)		(262,601)		(270,810)		(207,552)

Gross added value	170,997		216,357		139,290		170,067

Retentions
Depreciation, depletion and amortization	(30,677)		(28,467)		(22,518)		(21,474)

Net added value produced by the Company	140,320		187,890		116,772		148,593

Transferred added value
Share of profit of equity-accounted investments	451		1,095		3,730		14,094
Finance income - including indexation and foreign exchange variation charges	5,355		3,911		6,080		5,536
Rents, royalties and others	314		225		809		749
	6,120		5,231		10,619		20,379

Total added value to be distributed	146,440		193,121		127,391		168,972

Distribution of added value

Personnel and officers
Direct compensation
Salaries	18,832	13%	17,658	9%	14,973	12%	13,422	8%
Profit sharing	1,045	1%	1,102	1%	856	1%	908	1%
	19,877	14%	18,760	10%	15,829	13%	14,330	9%
Benefits
Short-term benefits (**)	3,661	3%	1,070	0%	3,106	2%	702	0%
Pension plan	3,004	2%	4,107	2%	2,606	2%	3,800	2%
Medical plan	3,253	2%	2,474	1%	2,788	2%	2,258	1%
	9,918	7%	7,651	3%	8,500	6%	6,760	3%
FGTS	1,234	1%	1,139	1%	1,093	1%	1,005	1%
	31,029	22%	27,550	14%	25,422	20%	22,095	13%
Taxes
Federal (*)	47,599	32%	55,600	29%	40,475	32%	49,795	29%
State	48,021	33%	43,415	22%	29,313	23%	27,320	16%
Municipal	431	0%	247	0%	237	0%	104	0%
Abroad (*)	6,785	5%	6,796	4%	−	0%	−	0%
	102,836	70%	106,058	55%	70,025	55%	77,219	45%

Financial institutions and suppliers
Interest, and exchange and indexation charges	17,705	12%	18,613	10%	17,628	14%	14,147	8%
Rental and affreightment expenses	16,794	11%	17,893	9%	36,008	28%	32,103	20%
	34,499	23%	36,506	19%	53,636	42%	46,250	28%
Shareholders
Dividends and/or interest on capital	−		9,301	5%	−		9,301	6%
Non-controlling interests	(337)	0%	(563)	0%	−		−
Retained earnings	(21,587)	-15%	14,269	7%	(21,692)	-17%	14,107	8%
	(21,924)	-15%	23,007	12%	(21,692)	-17%	23,408	14%

Added value distributed	146,440	100%	193,121	100%	127,391	100%	168,972	100%

(*) Includes government holdings.
(**) In 2014, include R$ 2,443 in the Consolidated, related to spending on Voluntary Separation Incentive Plan - PIDV (R$ 2,285 in the Parent Company), as described in note 22.8.

The Notes form an integral part of these Financial Statements.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(In millions of reais, except when indicate otherwise)

1.            The Company and its operations

Petróleo Brasileiro S.A. - Petrobras is dedicated, directly or through its subsidiaries (referred to jointly as “Petrobras” or “the Company” or “Petrobras Group”) to prospecting, drilling, refining, processing, trading and transporting crude oil from producing onshore and offshore oil fields and from shale or other rocks, as well as oil products, natural gas and other liquid hydrocarbons. In addition, Petrobras carries out energy related activities, such as research, development, production, transport, distribution and trading of all forms of energy, as well as other related or similar activities. The Company’s head office is located in Rio de Janeiro – RJ, Brazil.

2.            Basis of preparation of financial statements

The financial statements include:

Consolidated financial statements

-       The consolidated financial information has been prepared and is being presented in accordance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and in accordance with accounting practices adopted in Brazil.

Individual financial statements

-       The individual financial statements have been prepared in accordance with accounting practices adopted in Brazil, observing the provisions contained in the Brazilian Corporation Law, and they incorporate the changes introduced through Law 11,638/07 and Law 11,941/09, complemented by the standards, interpretations and orientations of the Accounting Pronouncements Committee (CPC), approved by resolutions of the Federal Accounting Council (CFC) and by rules of the Brazilian Securities Commission (CVM).

-       The standards, interpretations and orientations of the Accounting Pronouncements Committee (CPC), approved by resolutions of the Federal Accounting Council (CFC) and rules of the Brazilian Securities Commission (CVM) converge with the International Accounting Standards issued by the International Accounting Standard Board (IASB). Accordingly, the individual financial statements do not present differences with respect to the consolidated financial statements under IFRS, except for the maintenance of deferred assets, which was fully amortized by December 31, 2014, as established in CPC 43 (R1) approved by CVM deliberation 651/10. See note 4.1.1 for a reconciliation between the parent company’s shareholders’ equity and net income with the consolidated financial statements.

The financial statements have been prepared under the historical cost convention, as modified by available-for-sale financial assets, financial assets and financial liabilities measured at fair value (including derivative financial instruments at fair value through profit or loss), and certain current and non-current assets and liabilities, as detailed in the “summary of significant accounting policies”, set out below.

The annual financial statements were approved and authorized for issue by the Company’s Board of Directors in a meeting held on April 22, 2015.

2.1.       Statement of added value

The statements of added value present information related to the value added by the Company (wealth created) and how it has been distributed. These statements are presented as supplementary information under IFRS and were prepared in accordance with CPC 09 – Statement of Added Value approved by CVM Deliberation 557/08.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

2.2.       Functional currency

The functional currency of Petrobras and all of its Brazilian subsidiaries is the Brazilian Real. The functional currency of most of the entities that operate in the international economic environment is the U.S. dollar. The functional currency of Petrobras Argentina is the Argentine Peso.

The income statements and statement of cash flows of non-Brazilian Real functional currency subsidiaries, joint ventures and associates in stable economies are translated into Brazilian Real using the monthly average exchange rates prevailing during the year. Assets and liabilities are translated into Brazilian Real at the closing rate at the date of the financial statements and the equity items are translated using the exchange rates prevailing at the dates of the transactions or valuation where items are remeasured.

All exchange differences arising from the translation of the financial statements of non-Brazilian Real subsidiaries, joint ventures and associates are recognized as cumulative translation adjustments (CTA) within accumulated other comprehensive income in the shareholders’ equity and transferred to profit or loss in the periods when the realization of the investments affects profit or loss.

3.            The “Lava Jato (Car Wash) Operation” and its effects on the Company

In the third quarter of 2014, the Company wrote off R$ 6,194 (R$ 4,788 in the Parent Company) of capitalized costs representing amounts that Petrobras overpaid for the acquisition of property, plant and equipment in prior years.

According to testimony from Brazilian criminal investigations that became available beginning October 2014, senior Petrobras personnel conspired with contractors, suppliers and others from 2004 through April 2012 to establish and implement an illegal cartel that systematically overcharged the Company in connection with the acquisition of property, plant and equipment.  Two Petrobras executive officers (diretores) and one executive manager were involved in this payment scheme, none of whom has been affiliated with the Company since April 2012; they are referred to below as the “former Petrobras personnel.”  The overpayments were used to fund improper payments to political parties, elected officials or other public officials, individual contractor personnel, the former Petrobras personnel and other individuals involved in the payment scheme.  The Company itself did not make the improper payments, which were made by the contractors and suppliers and by intermediaries acting on behalf of the contractors and suppliers.

Petrobras believes that under IAS 16, the amounts it overpaid pursuant to this payment scheme should not have been included in historical costs of its property, plant and equipment. However, Petrobras cannot specifically identify either the individual contractual payments that include overcharges or the reporting periods in which overpayments occurred.  As a result, Petrobras developed a methodology to estimate the aggregate amount that it overpaid under the payment scheme, in order to determine the amount of the write-off representing the overstatement of its assets resulting from overpayments used to fund improper payments.  The circumstances and the methodology are described below.

Background

In 2009, the Brazilian federal police began an investigation called “Lava Jato” (Car Wash) aimed at criminal organizations engaged in money laundering in several Brazilian states. The Lava Jato Operation is extremely broad and involves numerous investigations into several criminal practices focusing on crimes committed by individuals in different parts of the country and sectors of the Brazilian economy.

Over the course of 2014, the Brazilian Federal Prosecutor’s Office focused part of its investigation on irregularities involving Petrobras’s contractors and suppliers and uncovered a broad payment scheme that involved a wide range of participants, including the former Petrobras personnel. Based on the information available to Petrobras, the payment scheme involved a group of 27 companies that, between 2004 and April 2012, colluded to obtain contracts with Petrobras, overcharge the Company under those contracts and use the overpayment received under the contracts to fund improper payments to political parties, elected officials or other public officials, individual contractor personnel, the former Petrobras personnel and other individuals involved in the scheme. Petrobras refers to this scheme as the “payment scheme” and to the companies involved in the scheme as “cartel members.”

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

In addition to the payment scheme, the investigations identified several specific instances of other contractors and suppliers that allegedly overcharged Petrobras and used the overpayment received from their contracts with the Company to fund improper payments, unrelated to the payment scheme, to certain Petrobras employees, including the former Petrobras personnel and a former Chief International Officer. Those contractors and suppliers are not cartel members and acted individually. Petrobras refers to these specific cases as the “unrelated payments.”

In connection with the investigation of the payment scheme, Paulo Roberto Costa, a former Chief Downstream Officer of Petrobras, was arrested in March 2014 and subsequently charged for money-laundering and passive corruption. Other former executives of Petrobras, including Renato de Souza Duque (a former Chief Services Officer), Nestor Cerveró (a former Chief International Officer) and Pedro José Barusco Filho (a former executive manager of the Services area), as well as former executives of Petrobras contractors and suppliers, have been or are expected to be charged as a result of the investigation.

When the Company issued its 2013 audited financial statements on February 27, 2014, when it filed its 2013 Form 20-F on April 30, 2014, and when it issued its interim financial statements for the six months ended June 30, 2014 on August 8, 2014, there was no evidence available to Petrobras related to the Lava Jato investigation that would have affected the conclusions of the Company regarding the fact that its financial statements fairly presented its financial position, and the extent of the payment scheme had not been made public.

Information and sources available to Petrobras

On October 8, 2014, Costa and Alberto Youssef testified in the 13th Criminal District Court of Curitiba (Vara Federal Criminal de Curitiba) (“Paraná Court”), publicly describing the payment scheme.  Since then, extensive testimony of participants in the payment scheme who have entered into plea agreements has been made public.  The Company’s understanding of the payment scheme, and its methodology for measuring its impact on the Company, are based on this testimony, which includes the complete testimony of two of the former Petrobras personnel (Costa and Barusco), the complete testimony of two individuals who acted as intermediaries in the payment scheme  (Youssef and Julio Gerin de Almeida Camargo), partial testimony of another individual who acted as an intermediary in the payment scheme (Shinko Nakandakari), and the complete testimony of one representative of a construction company (Augusto Ribeiro de Mendonça Neto).

The Brazilian Federal Prosecutor’s Office, which is in possession of the full record of the investigation to date, filed administrative misconduct complaints (ações de improbidade administrativa) on February 20, 2015 against five cartel members based on the payment scheme and relied on the same approach used by the Company to measure the actual damages attributable to the payment scheme, as set out below.

A significant portion of the information mentioned above was made public after January 28, 2015, when the Company issued its interim financial statements as of and for the nine months ended September 30, 2014 not reviewed by independent auditors, amplifying and corroborating the information that was previously available, namely the testimony of Barusco, Costa, Youssef and Nakandakari.

The information available to the Company is generally consistent with respect to the existence of the payment scheme, the companies involved in the payment scheme, the former Petrobras personnel involved in the payment scheme, the period during which the payment scheme was in effect, and the maximum amounts involved in the payment scheme relative to the contract values of affected contracts.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

Petrobras will monitor the results of the investigations and the availability of other information concerning the payment scheme.  If information becomes available that indicates with sufficient precision that the estimate described above should be adjusted, Petrobras will evaluate whether the adjustment is material and, if so, recognize it. However, the Company has no expectation that additional information bearing on these matters is or will be available from internal sources.

Other information obtained in the course of the Lava Jato investigation, including portions of Nakandakari’s testimony, has not been made public. However, the Company believes that, at this point, the risk that new information emerges causing material changes to the known facts and materially affecting the adjustment described below is low. This belief is largely based on the fact that a significant amount of information has become public, it is unlikely that the Brazilian authorities (in possession of the full record of the investigation to date) would withhold information that is inconsistent with what they have publicly released (they have relied on the same approach to measure the actual damages attributable to the payment scheme in the civil and criminal proceedings they have already filed) and the public information is consistent even though it comes from a range of individuals with different positions and motivations, including two of the former Petrobras personnel, alleged intermediaries in the payment scheme and representatives of contractors and suppliers.

The Company’s response to the facts uncovered in the Lava Jato investigation, a description of the payment scheme and the accounting issue regarding the payment scheme, as well as the approach adopted by the Company to account for the impact of the payment scheme are set out below.

3.1.       The Company’s response to the facts uncovered in the investigation

While the internal and external investigations are ongoing, the Company is taking the necessary procedural steps with Brazilian authorities to seek compensation for the damages it has suffered, including those related to its reputation. To the extent that any of the proceedings resulting from the Lava Jato investigation involve leniency agreements with cartel members or plea agreements with individuals pursuant to which they agree to return funds, Petrobras may be entitled to receive a portion of such funds.

The proceedings will also include civil proceedings against cartel members, which Petrobras would have the right to join as a plaintiff, and it expects to do so.  The civil proceedings typically result in three types of relief:  effective damages, civil fines and moral damages.  Petrobras would be entitled to any effective damages and possibly civil fines.  Moral damages would typically be contributed to a federal fund, although Petrobras may seek to obtain moral damages once it joins the proceedings as a plaintiff.

Petrobras does not tolerate corruption or any illegal business practices of its contractors or suppliers or the involvement of its employees in such practices, and it has therefore undertaken the following initiatives in furtherance of the investigation of irregularities involving its business activities and to improve its corporate governance system:

-       The Company has established several Internal Investigative Committees (Comissões Internas de Apuração – CIA) to investigate instances of non-compliance with corporate rules, procedures or regulations. We have provided the findings of the internal commissions that have been concluded to Brazilian authorities.

-       On October 24 and 25, 2014, the Company engaged two independent law firms, U.S. firm Gibson, Dunn & Crutcher LLP and Brazilian firm Trench, Rossi e Watanabe Advogados, to conduct an independent internal investigation.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

-       The Company has been cooperating fully with the Brazilian Federal Police (Polícia Federal), the Brazilian Public Prosecutor’s Office (Ministério Público Federal), the Brazilian Judiciary, and other Brazilian authorities (the Federal Audit Court – Tribunal de Contas da União – TCU, and the Federal General Controller – Controladoria Geral da União – CGU).

-       The Company has established committees to analyze the application of sanctions against contractors and suppliers, and imposed a provisional ban on contracting with the cartel members (and entities related to them) mentioned in the testimony that has been made public.

-       The Company has developed and implemented measures to improve corporate governance, risk management and control, which are documented in standards and minutes of management meetings that establish procedures, methods, responsibilities and other guidelines to integrate such measures into the Company’s practices.

-       The Company has created a position of Governance, Risk and Compliance Officer, with the aim of supporting the Company’s compliance programs and mitigating risks in its activities, including fraud and corruption. The new Officer participates in the decisions of the Executive Board, and any matter submitted to the Executive Board for approval must previously be approved by this Officer as they relate to governance, risk and compliance.

-       On January 13, 2015 the Board of Directors appointed Mr. João Adalberto Elek Junior to the position of Governance, Risk and Compliance Officer. Mr. João Adalberto Elek Junior took office on January 19, 2015. He will serve a three-year term, which may be renewable, and may only be removed by a vote of the Board of Directors, including the vote of at least one Board Member elected by the non-controlling shareholders or by the preferred shareholders.

-       A Special Committee was formed to act independently and to serve as a reporting line to the Board of Directors for the firms conducting the independent internal investigation. The Special Committee is composed of Ellen Gracie Northfleet, retired Chief Justice of the Brazilian Supreme Court (as chair of the Committee), Andreas Pohlmann, Chief Compliance Officer of Siemens AG from 2007 to 2010, and the executive officer of Governance, Risk and Compliance, João Adalberto Elek Junior.

3.2.       Description of the payment scheme and its impact on the Company’s financial statements

The following items discuss the need to correct the carrying amount of specified property, plant and equipment due to the impact of the payment scheme, as well as the impracticability of identifying actual improper payments, tying the overpayments to specific contract payments, or measuring the exact amount of the overpayments to be corrected. They also discuss the approach adopted by the Company to write off capitalized costs representing amounts that Petrobras overpaid for property, plant and equipment. Note 5.8 below discusses the two alternative approaches considered and rejected by the Company as surrogates for measuring the exact amounts.

3.2.1.     The payment scheme and the need to correct the carrying amount of specified property, plant and equipment

According to the information available to the Company described above, under the payment scheme, a large number of contractors and suppliers colluded with the former Petrobras personnel to overcharge Petrobras under construction contracts and contracts to provide Petrobras with goods and services, and used the overpayments to make improper payments to political parties, elected officials or public officials, individual contractor personnel, or the former Petrobras personnel.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

In particular, the former Chief Downstream Officer, the former Chief Services Officer and the former executive manager of the Services area of Petrobras were involved in the payment scheme.  Those individuals, who were all in positions of authority at Petrobras, not only failed to report the existence of the cartel, but they also used their influence to further the objectives of the payment scheme, primarily by ensuring that the cartel members would be selected to participate in bidding rounds for goods and services contracts with Petrobras so that the cartel members would secure contracts with the Company.  However, there is no available information indicating that these individuals controlled or directed the use of the overpayments once the funds left Petrobras.

In addition to the payment scheme, the investigations identified several other specific instances in which Petrobras was overcharged in connection with the acquisition of property, plant and equipment. The amount that Petrobras was overcharged was used to make unrelated payments to Petrobras personnel.

3.2.2.     Impracticability of determining the actual amount of overpayment and the periods to be corrected

It is impracticable to identify the exact date and amount of each overpayment by the Company to the contractors and suppliers because of the limitations described below:

The information available to the Company in the testimony identifies the companies involved in the payment scheme and the period of time it was in effect, but the testimony does not identify all the affected contracts, the individual contractual payments that include overcharges or the reporting periods in which overpayments occurred.

Petrobras itself did not make or receive any improper payments. They were made by outside contractors and suppliers, so the exact amounts that the Company overpaid to fund these payments cannot be identified. The information to determine the amount by which the Company was overcharged by the cartel members is not contained within the Company’s accounting records.  These records reflect the terms of the contract entered into by the Company, which entailed payments that were inflated because of the conspiracy among the cartel members and the former Petrobras personnel to overcharge Petrobras. Since the Company cannot identify the amount of overpayments for specific contractual payments or in specific accounting periods,   it cannot determine the period in which to adjust property, plant and equipment.

Two independent law firms are conducting an independent internal investigation, under the direction of the Special Committee mentioned above. The independent internal investigation is not expected to provide additional quantitative information of a kind to support an adjustment to the Company’s financial statements. The information available to the investigators is limited to internal information of Petrobras, so it will not be able to produce specific identified information on the amount by which the Company was overcharged. The money-laundering activities alleged to have occurred were designed to hide the origins and amounts of the funds involved, so a specific accounting should not be expected.

The ongoing investigations by Brazilian authorities will focus on the criminal liability of individuals, and not on establishing a full accounting of the amounts that Petrobras was overcharged by the cartel members or all improper payments made by contractors and suppliers from the Company’s contract payments. These investigations may take several years before all the evidence and allegations are evaluated.

The Brazilian authorities have filed actions against contractors and suppliers and their respective representatives. In these actions, the prosecutors have sought judicial remedies for administrative misconduct (ação de improbidade administrativa) using 3% of the contract prices paid to the contractors and suppliers to measure the actual damages attributable to the payment scheme, which is consistent with the methodology used by the Company to account for the effects of the payment scheme. The scope of this process is not expected to produce a full accounting of all improper payments, even after the significant amount of time the investigations by Brazilian authorities may take. Brazilian law does not provide for discovery in civil proceedings, so the information that is produced in these proceedings would not be expected to exceed the information produced in the investigation and the criminal proceedings.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

As previously discussed, despite the limitations described above, the information available to the Company is, in general, consistent in terms of the individuals and companies involved in the payment scheme, the period during which the payment scheme was in effect, and the percentage of overcharging applied over the total contract values under affected contracts and used to fund the improper payments made by contractors and suppliers.

3.2.3.     Approach adopted by the Company to adjust its property, plant and equipment for overpayments

As it is impracticable to identify specific periods and amounts for the overpayments by the Company, the Company considered all the information available (as described above) to quantify the impact of the payment scheme.

When the Company issued its interim financial statements as of and for the nine months ended September 30, 2014 not reviewed by independent auditors, the Company did not yet possess information robust enough to make adjustments in its financial statements considering that a number of documents it knew existed had not yet been released, such as the plea agreement testimony of Barusco, as well as the plea agreement testimony of Costa and Youssef.

Since January 28, 2015, substantial additional evidence has been made public that amplifies and corroborates the information that was previously available.

-       Barusco’s testimony has been made public.

-       The testimony provided under the plea agreements of Costa and Youssef that had previously been kept under seal has been made public.

-       Portions of Nakandakari’s testimony have been made public.

-       The Brazilian Federal Prosecutor’s Office has filed complaints (ações de improbidade administrativa) against cartel members seeking damages based on the improper payments.

-       The Brazilian Federal Prosecutor’s Office has filed additional criminal complaints against individuals involved in the payment scheme as representatives of the construction companies, intermediaries or the former Petrobras personnel.

-       A leniency agreement has been entered into by a construction company involved in the cartel, Setal Engenharia e Construções, with Brazilian authorities.

The Company included in its historical cost for property, plant and equipment all of the amounts paid under the affected contracts. However, the Company believes that the amount of its contract payments representing overpayments to contractors and suppliers pursuant to the payment scheme should not have been capitalized as property, plant and equipment.

The testimony identified 27 cartel members (Brazilian contractors and suppliers involved in the payment scheme) and several additional instances where a contractor or supplier acting individually overcharged to make improper payments unrelated to the payment scheme.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

The testimony states that the cartel and the payment scheme were active from 2004 through April 2012.  The Company also evaluated whether the payment scheme affected periods before 2004. However, the testimony does not indicate that the payment scheme was in effect before 2004 and even if it were, the impact of contractors and suppliers overcharging the Company prior to 2004 is not material, as most of the Company’s property, plant and equipment assets were built between 2004 and 2014 (the balance of property, plant and equipment was R$ 67 billion as of December 31, 2003) and the assets existing as of December 31, 2003 were substantially depreciated by 2014.

Based on the available information described above, the Company concluded that the portion of the costs incurred to build its property, plant and equipment that resulted from contractors and suppliers in the cartel overcharging the Company to make improper payments should not have been capitalized.  In order to account for the impact of overpayments, the Company developed an estimation methodology to serve as a proxy for the adjustment that should be made to property plant and equipment using the five steps described below:

(1)          Identify contractual counterparties: the Company listed all the companies identified in public testimony, and using that information the Company identified all of the contractors and suppliers that were either so identified or were consortia including entities so identified.

(2)          Identify the period: the Company concluded from the testimony that the payment scheme was operating from 2004 through April 2012.

(3)          Identify contracts: the Company identified all contracts entered into with the counterparties identified in step 1 during the period identified in step 2, which included supplemental contracts when the original contract was entered into between 2004 and April 2012.  It has identified all of the property, plant and equipment related to those contracts.

(4)          Identify payments: the Company calculated the total contract values under the contracts identified in step 3.

(5)          Apply a fixed percentage to the amount determined in Step 4: the Company estimated the aggregate overpayment by applying a percentage indicated in the depositions (3%) to the total amounts for identified contracts.

The calculation considered all the recorded amounts in the Company’s books and records from 2004 through September 2014 with respect to contracts initially entered into between 2004 and April 2012, and any related supplemental contracts, between the companies of the Petrobras group and the cartel members (individually or in a consortium). This broad scope was used to produce the best estimate for quantifying the aggregate amount of the overpayment, even if there was no specific evidence of overcharging or improper payments under every affected contract. The Company also identified amounts recorded in its books and records concerning specific contracts and projects with the non-cartel members to account for the amounts those companies overcharged Petrobras to fund improper payments they made, unrelated to the payment scheme and the cartel.

For overpayments attributable to non-cartel members, unrelated to the payment scheme, the Company included in the write-off for incorrectly capitalized overpayments the specific amounts of improper payments or percentages of contract values, as described in the testimony, which were used by those suppliers and contractors to fund improper payments.

The Company has a number of ongoing projects in which the original contract was entered into between 2004 and April 2012. The approach adopted by the Company considers that the overcharge was applied over total contract values.  These include contract payments to be incurred by Petrobras in future periods, because it is impracticable to allocate the aggregate overpayments to specific periods and the portion of the overcharge that relates to future contract payments may have been charged to the Company in prior periods. Therefore, the write-off of overpayments incorrectly capitalized takes into account the total contract values and not only contract payments already incurred.  However, as mentioned above, based on the available information, the Company believes that the cartel and the payment scheme were dismantled after April 2012 and that, considering all the developments in the ongoing criminal investigation, the improper payments related to the payment scheme have stopped.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

Petrobras believes that this methodology produces the best estimate for the aggregate overstatement of its property, plant and equipment resulting from the payment scheme, in the sense that it represents the upper bound of the range of reasonable estimates.  The estimate assumes that all contracts with the identified counterparties were affected and that 3% represents the amount by which the Company overpaid on those contracts. Both assumptions are supported by the testimony, even though some testimony indicated lower percentages with respect to certain contracts, a shorter period (2006 to 2011), or fewer contractors involved.

Along with the write-off to reduce the carrying amount of specified property, plant and equipment, the impact in the current period includes write-offs of tax credits (VAT and correlated taxes) and a provision for credits applied in prior periods with respect to property, plant and equipment that has been written-down, as well as the reversal of depreciation of affected assets beginning on the date they started operating.

As previously discussed, the testimony does not provide sufficient information to allow the Company to determine the specific period during which the Company made specific overpayments. Accordingly, the write-off of overpayments incorrectly capitalized was recognized in the third quarter of 2014, because it is impracticable to determine the period-specific effect in each prior period. The Company believes this approach is the most appropriate pursuant to the requirements of IFRS for the correction of an error.

In addition, the Company has evaluated the materiality of the impact of the payment scheme on prior periods presented in its financial statements for comparative purposes using two different analyses: it estimated the allocation of the overpayments to specific prior periods if all overpayments were made on a pro rata basis out of each of the actual contract payments and capitalized correspondingly; and it also estimated the materiality of improper payments to prior periods if the improper payments had been made at inception (on the date the contracts were entered into). Both allocation exercises indicated writing off the overpayment that was improperly capitalized would not have been material to any of the prior periods presented for comparative purposes.

The Company has not recovered and cannot reliably estimate any recoverable amounts at this point. Any amounts ultimately recovered would be recorded as income when received (or when their realization becomes virtually certain).

As previously mentioned, Petrobras believes that under IAS 16, the amounts it overpaid pursuant to the payment scheme should not have been included in the historical cost of the property, plant and equipment. Therefore, under Brazilian tax legislation, this write-off is considered a loss resulting from unlawful activity and subject to the evolution of the investigations in order to establish the actual extent of the losses before they can be deducted from an income tax perspective.

As a result, at September 30, 2014, it is not possible for the Company to estimate the amounts that will ultimately be considered deductible or the timing for the deduction. Accordingly no deferred tax assets were recognized for the write-off of overpayments incorrectly capitalized.

The Company carefully considered all available information and, as discussed above, does not expect that new developments in the investigations by the Brazilian authorities, by the independent law firms conducting an internal investigation, or by new internal commissions set up (or a review of the results of previous internal investigations) could materially impact or change the methodology described above. Notwithstanding this expectation, the Company will continuously monitor the investigations for additional information and will review its potential impact on the adjustment.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

The total impact of the adjustments described above by business area is set out below.

	Consolidated
“Write-off – overpayments incorrectly capitalized”	E&P	RTM	GAS & POWER	DISTRIB.	INTER.	CORP.	TOTAL
Payment scheme:
Total contract amounts (*)	62,679	110,867	21,233	757	752	3,322	199,610
Estimated aggregate overpayments (3%)	1,880	3,326	637	23	23	99	5,988
Unrelated payments (outside the cartel)	139	1	10	−	−	−	150
	2,019	3,327	647	23	23	99	6,138
Reversal of depreciation of the affected assets	(87)	(198)	(52)	−	−	(9)	(346)
Impact on property, plant and equipment	1,932	3,129	595	23	23	90	5,792
Write-down of tax credits related to affected assets (**)	37	298	57	−	−	10	402
Write-off – overpayments incorrectly capitalized	1,969	3,427	652	23	23	100	6,194

(*) Of this amount, R$ 44,115 represents amounts scheduled to be paid after September 30, 2014.
(**) Write-down of tax credits that will not be applicable in the future.

The Company has conducted a sensitivity analysis taking into account that approximately 26% of the write-off of overpayments incorrectly capitalized relates to assets that were charged for impairment in the fourth quarter of 2014. Excluding these assets, an increase or decrease of 1% in the applicable percentage of the overcharge applied over total contract values would result in an increase or decrease of R$ 1,479 in the write-off of overpayments incorrectly capitalized. However, as discussed above, the Company believes it has used the most appropriate methodology and assumptions to determine the impact of the payment scheme and there is no evidence that would indicate the possibility of a material change in the amounts that were written off.

3.3.       Changes in the current business context

Changes in the Company’s business context and the impact of the Lava Jato investigation prompted a review of the Company’s future prospects and ultimately led to the reduction in the pace of the Company’s capital expenditures.

Petrobras’s ability to invest its available funds has been limited as a result of a decrease in expected future operating revenues following the decline of oil prices, along with the devaluation of the Brazilian real, which has increased the Company’s cash outflows to service debt in the near term, most of which is denominated in foreign currencies. For a variety of reasons, including the economic and political environment in Brazil, Petrobras is currently unable to access the capital markets. Other sources of available financing are limited, and in any event would be insufficient to meet Petrobras’s investment needs. Petrobras also faces a shortage of qualified contractors and suppliers as a result of the difficulties created for suppliers by the Lava Jato investigation.

As a result, Petrobras has recently determined to delay or suspend the completion of some of the assets and projects included in Petrobras’s capital expenditure plan that are expected to contribute little to its cash generation from its operations or that present complications due to contractor insolvency or to a lack of availability of qualified suppliers (as a result of the Lava Jato investigation or otherwise). Those changes had a material impact in the Company’s impairment tests, as described in note 14.

3.4.       Investigations involving the Company

Petrobras is not a target of the Lava Jato investigation.  On November 21, 2014, Petrobras received a subpoena from the U.S. Securities and Exchange Commission (SEC) requesting certain documents and information about the Company.  The Company has been complying with the subpoena and intends to continue to do so, working with the independent Brazilian and U.S. law firms that were hired to conduct an independent internal investigation.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

3.5.       Legal proceedings involving the Company

See note 30 for information about class actions and the Company’s other material legal proceedings.

4.            Summary of significant accounting policies

The accounting policies set out below have been consistently applied to all periods presented in these consolidated financial statements.

4.1.       Basis of consolidation

The consolidated financial statements include the financial information of Petrobras and the entities it controls (its subsidiaries), joint operations and consolidated structured entities.

Control is achieved when Petrobras: i) has power over the investee; ii) is exposed, or has rights, to variable returns from involvement with the investee; and iii) has the ability to use its power to affect its returns.

Subsidiaries are consolidated from the date on which control is obtained until the date that such control no longer exists. Accounting policies of subsidiaries have been changed, where necessary, to ensure consistency with the policies adopted by Petrobras.

Note 11 sets out the consolidated entities and other direct investees.

Petrobras has no equity interest in certain structured entities and control is not determined by voting rights, but by the power the Company has over the relevant operating activities of such entities. Consolidated structured entities are set out below:

Consolidated structured entities	Country	Main segment
Charter Development LLC – CDC (i)	U.S.A	E&P
Companhia de Desenvolvimento e Modernização de Plantas Industriais – CDMPI	Brazil	RT&M
PDET Offshore S.A.	Brazil	E&P
Fundo de Investimento em Direitos Creditórios Não-padronizados do Sistema Petrobras	Brazil	Corporate
Fundo de Investimento em Direitos Creditórios Padronizados do Sistema Petrobras	Brazil	Corporate
(i) Companies abroad with financial statements prepared in foreign currencies.

The consolidation procedures involve combining assets, liabilities, income and expenses, according to their function and eliminating all intragroup balances and transactions, including unrealized profits arising from intragroup transactions.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

4.1.1.     Reconciliation between the parent company’s shareholders’ equity and net income (loss) with the consolidated financial

	Shareholders' equity		Net income (loss)
	12.31.2014	12.31.2013	Jan-Dec 2014	Jan-Dec 2013
Consolidated - IFRS	310,722	349,334	(21,924)	23,007
Non-controlling Interests	(1,874)	(1,394)	337	563
Deferred Expenses, Net of Income Tax (*)	−	200	(105)	(162)
Parent company - Brazilian Accounting Standards (CPC)	308,848	348,140	(21,692)	23,408

(*) Deferred expenses were fully amortized by December 31, 2014.

4.2.       Business segment reporting

The information related to the Company’s operating segments (business areas) is prepared based on items directly attributable to each segment, as well as items that can be allocated to each segment on a reasonable basis.

The measurement of segment results includes transactions carried out with third parties and transactions between business areas, which are charged at internal transfer prices defined by the relevant areas using methods based on market parameters.

The Company operates under the following business areas:

a) Exploration and Production (E&P): this segment covers the activities of exploration, development and production of crude oil, NGL (natural gas liquid) and natural gas in Brazil for the purpose of supplying, primarily, its domestic refineries; and also selling the crude oil surplus and oil products produced in the natural gas processing plants to the domestic and foreign markets. The exploration and production segment also operates through partnerships with other companies.

b) Refining, Transportation and Marketing (RTM): this segment covers the refining, logistics, transport and trading of crude oil and oil products activities, exporting of ethanol, extraction and processing of shale, as well as holding interests in petrochemical companies in Brazil.

c) Gas and Power: this segment covers the activities of transportation and trading of natural gas produced in Brazil and imported natural gas, transportation and trading of LNG (liquid natural gas), generation and trading of electricity, as well as holding interests in transporters and distributors of natural gas and in thermoelectric power plants in Brazil, in addition to being responsible for the fertilizer business.

d) Biofuels: this segment covers the activities of production of biodiesel and its co-products, as well as the ethanol-related activities: equity investments, production and trading of ethanol, sugar and the surplus electric power generated from sugarcane bagasse.

e) Distribution: this segment includes the activities of Petrobras Distribuidora S.A., which operates through its own retail network and wholesale channels to sell oil products, ethanol and vehicle natural gas in Brazil to retail, commercial and industrial customers, as well as other fuel wholesalers.

f) International: this segment covers the activities of exploration and production of oil and gas, refining, transportation and marketing, gas and power, and distribution, carried out outside of Brazil in a number of countries in the Americas, Africa, Europe and Asia.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

The corporate segment comprises the items that cannot be attributed to the other segments, notably those related to corporate financial management, corporate overhead and other expenses, including actuarial expenses related to the pension and medical benefits for retired employees and their dependents.

4.3.       Financial instruments

4.3.1.     Cash and cash equivalents

Cash and cash equivalents comprise cash in hand, term deposits with banks and short-term highly liquid financial investments that are readily convertible to known amounts of cash, are subject to insignificant risk of changes in value and have a maturity of three months or less from the date of acquisition.

4.3.2.     Marketable securities

Marketable securities comprise investments in debt or equity securities. These instruments are initially measured at fair value, are classified according to the Company’s intention and are subsequently measured as set out below:

-       Fair value through profit or loss – includes financial instruments purchased and held for trading in the short term. These instruments are subsequently measured at fair value with changes recognized in the statement of income in finance income (expenses).

-       Held-to-maturity – includes non-derivative financial instruments with fixed or determinable payments and fixed maturity, for which Management has the positive intention and ability to hold to maturity. These instruments are subsequently measured at amortized cost using the effective interest rate method.

-       Available-for-sale – includes non-derivative financial instruments that are either designated as available for sale or are not classified as financial assets at fair value through profit or loss or held-to-maturity investments. These instruments are subsequently measured at fair value. Subsequent changes in fair value are recognized in other comprehensive income, in the shareholders’ equity and reclassified to the statement of income when the instruments are derecognized.

Subsequent value changes attributable to the change in interest rates (or interest income), foreign exchange rate, and inflation (price indices) are recognized in the statement of income for all categories, when applicable.

4.3.3.     Trade receivables

Trade receivables are initially measured at the fair value of the consideration to be received and, subsequently, at amortized cost using the effective interest rate method and adjusted for allowances for impairment or uncollectibility.

The Company recognizes an allowance for impairment of trade receivables when there is objective evidence that a loss event occurred after the initial recognition of the receivable and has an impact on the estimated future cash flows, which can be reliably estimated. Impairment losses on trade receivables are recognized in the statement of income in selling expenses.

4.3.4.     Loans and financing (Debt)

Loans and financing are initially recognized at fair value less transaction costs incurred and, after initial recognition, are measured at amortized cost using the effective interest rate method.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

4.3.5.     Derivative financial instruments

Derivative financial instruments are recognized in the statement of financial position as assets or liabilities and are initially and subsequently measured at fair value.

Gains or losses arising from changes in fair value are recognized in the statement of income in finance income (finance expense), unless the derivative is qualified and designated for hedge accounting.

4.3.6.     Hedge accounting

Hedge accounting is formally documented at inception in terms of the hedging relationship and the Company’s risk management objective and strategy for undertaking the hedge.

Hedging relationships that qualify for hedge accounting are classified as:  (i) fair value hedge, when they involve a hedge of the exposure to changes in fair value of a recognized asset or liability, unrecognized firm commitments, or an identifiable portion of such assets, liabilities or firm commitments; and (ii) cash flow hedges when they involve a hedging of the exposure to variability in cash flows that is attributable to a particular risk associated with a recognized asset or liability or a highly probable forecast transaction.

In hedging relationships that qualify for fair value hedge accounting, the gain or loss from remeasuring the hedging instrument and the hedged item at fair value is recognized in the statement of income.

In hedging relationships that qualify for cash flow hedge accounting, the Company designates derivative financial instruments and long-term debt (non-derivative financial instruments) as hedging instruments. Gains or losses relating to the effective portion of the hedge are recognized in other comprehensive income, in the shareholders’ equity and recycled to the statement of income in finance income (expense) in the periods when the hedged item affects the statement of income. The gains or losses relating to the ineffective portion are recognized in the statement of income.

When, the hedging instrument expires or is sold, terminated or exercised or no longer meets the criteria for hedge accounting or the Company revokes the designation, the cumulative gain or loss on the hedging instrument that has been recognized in other comprehensive income from the period when the hedge was effective remains separate in equity until the forecast transaction occurs. When, the forecast transaction is no longer expected to occur, the cumulative gain or loss on the hedging instrument that has been recognized in other comprehensive income is immediately reclassified from equity to the statement of income.

4.4.       Inventories

Inventories are determined by the weighted average cost flow method and mainly comprise crude oil, intermediate products and oil products, as well as natural gas, LNG, fertilizers and biofuels, stated at the lower of the average cost, and their net realizable value.

Crude oil and LNG inventories can be traded or used for production of oil products and/or electricity generation, respectively.

Intermediate products are those product streams that have been through at least one of the refining processes, but still need further treatment, processing or converting to be available for sale.

Biofuels mainly include ethanol and biodiesel inventories.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

Maintenance materials, supplies and others are mainly comprised of production supplies, and operating and consumption materials used in the operations of the Company, stated at the average purchase cost, not exceeding replacement cost.

Net realizable value is the estimated selling price of inventory in the ordinary course of business, less estimated cost of completion and estimated expenses to complete its sale.

The amounts presented in the categories above include imports in transit, which are stated at the identified cost.

4.5.       Investments in other companies

An associate is an entity over which the Company has significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the investee but not the ability to exercise control or joint control over those polices. The definition of control is set out in note 4.1.

A joint arrangement is an arrangement over which two or more parties have joint control (pursuant to contractual provisions). A joint arrangement is classified either as a joint operation or as a joint venture depending on the rights and obligations of the parties to the arrangement.

In a joint operation the parties have rights to the assets, and obligations for the liabilities, relating to the arrangement and in a joint venture, the parties have rights to the net assets of the arrangement.

In the parent company’s financial statements, investments in associates, subsidiaries and joint ventures are accounted for by the equity method from the date on which they become an associate, a joint venture or a subsidiary. In the parent company’s financial statements, only joint operations structured through separate vehicles (i.e. incorporated entities) are accounted for by the equity method. In a joint operation the Company recognizes the amount of its share of assets, liabilities and related income and expenses.

Accounting policies of joint ventures and associates have been modified, where necessary, to ensure consistency with the policies adopted by Petrobras.

Distributions received from an investee reduce the carrying amount of the investment.

4.6.       Business combinations and goodwill

Acquisitions of businesses are accounted for using the acquisition method when control is obtained. Combinations of entities under common control are not accounted for as business combinations.

The acquisition method requires that the identifiable assets acquired and the liabilities assumed be measured at the acquisition-date fair value. Amounts paid in excess of the fair value are recognized as goodwill. In the case of a bargain purchase, a gain is recognized in the statement of income when the acquisition cost is lower than the acquisition-date fair value of the net assets acquired.

Changes in ownership interest in subsidiaries that do not result in loss of control of the subsidiary are equity transactions. Any excess of the amounts paid/received over the carrying value of the ownership interest acquired/disposed is recognized in shareholders’ equity as a capital transactions.

4.7.       Oil and Gas exploration and development expenditures

The costs incurred in connection with the exploration, appraisal, development and production of crude oil and natural gas are accounted for using the successful efforts method of accounting, as set out below:

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

- Costs related to geological and geophysical activities are expensed when incurred.

- Amounts paid for obtaining concessions for exploration of crude oil and natural gas (capitalized acquisition costs) are initially capitalized.

- Costs directly attributable to exploratory wells pending determination of proved reserves are capitalized within property, plant and equipment. Unsuccessful exploratory wells are charged to expense when they are considered dry holes, uneconomic (did not encounter potentially economic oil and gas quantities) or were abandoned due to mechanical accidents. Exploratory wells that have found oil and gas reserves, but those reserves cannot be classified as proved when drilling is completed, continue to be capitalized if the well has found a sufficient quantity of reserves to justify its completion as a producing well and progress on assessing the reserves and the economic and operating viability of the project is under way. An internal commission of technical executives of Petrobras reviews these conditions monthly for each well, by analysis of geoscience and engineering data, existing economic conditions, operating methods and government regulations.

 - Costs related to exploratory wells drilled in areas of unproved reserves are charged to expense when determined to be dry or uneconomic.

- Costs related to the construction, installation and completion of infrastructure facilities, such as drilling of development wells, construction of platforms and natural gas processing units, construction of equipment and facilities for the extraction, handling, storing, processing or treating crude oil and natural gas, pipelines, storage facilities, waste disposal facilities and other related costs incurred in connection with the development of proved reserve areas are capitalized within property, plant and equipment.

4.8.       Property, plant and equipment

Property, plant and equipment are measured at the cost to acquire or construct, including all costs necessary to bring the asset to working condition for its intended use, including the present value of the estimated cost of dismantling and removing the asset and restoring the site reduced by accumulated depreciation and impairment losses.

A condition of continuing to operate certain items of property, plant and equipment, such as industrial plants, offshore plants and vessels is performing regular major inspections and maintenance. Those expenditures are capitalized if the recognition criteria are met or otherwise expensed when incurred. The capitalized costs are depreciated over the period through the next major maintenance.

Spare parts are capitalized when they are expected to be used during more than one period and can only be used in connection with an item of property, plant and equipment. These are depreciated over the useful life of the item of property, plant and equipment to which they relate.

General and specific borrowing costs directly attributable to the acquisition or construction of qualifying assets are capitalized as part of the costs of these assets. General borrowing costs are capitalized based on the Company’s weighted average of the cost of borrowings outstanding applied over the balance of assets under construction. Borrowing costs are amortized during the useful lives of the assets or by applying the unit-of-production method to the related assets. The Company suspends capitalization of borrowing costs during extended periods in which it suspends active development of a qualifying asset.

Except for assets with useful lives shorter than the life of the field, which are depreciated based on the straight line method, depreciation, depletion and amortization of proved oil and gas producing properties are accounted for pursuant to the unit-of-production method.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

Assets with useful lives shorter than the life of the field, floating platforms and assets that are unrelated to oil and gas production are depreciated based on the straight line method.

The unit-of-production method of depreciation (amortization) is computed based on a unit-of-production basis (monthly production) over the proved developed oil and gas reserves, applied on a field by field basis.

Amortization of amounts paid for obtaining concessions for exploration of oil and natural gas of producing properties, such as signature bonuses (capitalized acquisition costs) and the acquisition costs with respect to the Assignment Agreement, referring to the right to carry out prospection and drilling activities for oil, natural gas and other liquid hydrocarbons located in blocks in the pre-salt area (“Cessão Onerosa”) is recognized using the unit-of-production method, computed based on the units of production over the total proved oil and gas reserves, applied on a field by field basis.

Except for land, which is not depreciated, other property, plant and equipment are depreciated on a straight line basis. See note 12 for further information about the estimated useful life by class of assets.

4.9.       Intangible assets

Intangible assets are measured at the acquisition cost, less accumulated amortization and impairment losses and comprise rights and concessions, including the signature bonus paid for obtaining concessions for exploration of oil and natural gas (capitalized acquisition costs); public service concessions; trademarks; patents; software and goodwill.

Signature bonuses paid for obtaining concessions for exploration of oil and natural gas are initially capitalized within intangible assets and are transferred to property, plant and equipment upon the declaration of commerciality. The acquisition costs with respect to the Assignment Agreement were reclassified to property, plant and equipment, as set out in note 12.3. On December 29, 2014 the Company submitted the declaration of commerciality of the last area of the agreement to the Brazilian Agency of Petroleum, Natural Gas and Biofuels (Agência Nacional de Petróleo, Gás Natural e Biocombustíveis) - ANP. Signature bonuses are not amortized until they are transferred to property, plant and equipment.

Internally generated intangible assets are not capitalized and are expensed as incurred, except for development costs that meet the recognition criteria related to completion and use of assets, probable future economic benefits, and others.

Intangible assets with an indefinite useful life are not amortized but are tested annually for impairment considering individual assets or cash-generating units. Their useful lives are reviewed annually to determine whether events and circumstances continue to support an indefinite useful life assessment for those assets. If they do not, the change in the useful life assessment from indefinite to finite is accounted for on a prospective basis.

4.10.   Impairment

Property, plant and equipment and intangible assets with definite useful lives are tested for impairment when there is an indication that the carrying amount may not be recoverable. Assets related to exploration and development of oil and gas and assets that have indefinite useful lives, such as goodwill acquired in business combinations are tested for impairment annually, irrespective of whether there is any indication of impairment.

The impairment test is performed by a comparison of the carrying amount of an individual asset or a cash-generating unit (CGU) with its recoverable amount. Whenever the recoverable amount is less than the carrying amount, an impairment loss is recognized to reduce the carrying amount to the recoverable amount. The recoverable amount of an asset or a cash-generating unit is the higher of its fair value less costs of disposal and its value in use. Considering the specificity of the Company’s assets, value in use is generally used by the Company for impairment testing purposes, except when specifically indicated.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

Value in use is estimated based on the present value of the risk-adjusted (for specific risks) future cash flows expected to arise from the continuing use of an asset or cash-generating unit (based on assumptions that represent the Company’s best estimates), discounted at a pre-tax discount rate. This rate is obtained from the Company’s post-tax weighted average cost of capital (WACC). Cash flow projections are mainly based on the following assumptions: prices based on the Company’s most recent strategic plan; production curves associated with existing projects in the Company's portfolio, operating costs reflecting current market conditions, and investments required for carrying out the projects.

For purposes of the impairment test, assets are grouped at the smallest identifiable group that generates largely independent cash inflows from other assets or groups of assets (the cash-generating unit). Assets related to exploration and development of oil and gas are tested annually for impairment or when there is an indication that the carrying amount may not be recoverable, on a field by field basis.

Reversal of previously recognized impairment losses is permitted for assets other than goodwill.

4.11.   Leases

Leases that transfer substantially all the risks and rewards incidental to ownership of the leased item are recognized as finance leases.

For finance leases, when the Company is the lessee, assets and liabilities are recognized at the lower of the fair value of the leased property or the present value of the minimum lease payments, both determined at the inception of the lease.

Capitalized lease assets are depreciated on a systematic basis consistent with the depreciation policy the Company adopts for property, plant and equipment that are owned. Where there is no reasonable certainty that the Company will obtain ownership by the end of the lease term, capitalized lease assets are depreciated over the shorter of the lease term or the estimated useful life of the asset.

When the Company is the lessor, a receivable is recognized at the amount of the net investment in the lease.

If a lease does not transfer substantially all the risks and rewards incidental to ownership of the leased item, it is classified as an operating lease. Operating leases are recognized as expenses over the period of the lease.

Contingent rents are recognized as expenses when incurred.

4.12.   Assets classified as held for sale

Assets, disposal groups and liabilities directly associated with those assets are classified as held for sale if their carrying amounts will principally be recovered through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is approved by the Company’s Board of Directors and the asset or disposal group is available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets. In addition, the sale should be expected to qualify for recognition as a completed sale within one year from the date of classification as held for sale.

However, events or circumstances may extend the period to complete the sale beyond one year. An extension of the period required to complete a sale does not preclude an asset (or disposal group) from being classified as held for sale if the delay is caused by events or circumstances beyond the Company’s control and there is sufficient evidence that it remains committed to its plan to sell the assets (or disposal groups).

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

Assets (or disposal groups) classified as held for sale and the associated liabilities are measured at the lower of their carrying amount and fair value less costs to sell. Assets and liabilities are presented separately in the statement of financial position.

4.13.   Decommissioning costs

Decommissioning costs are future obligations to perform environmental restoration, dismantle and remove a facility when it terminates its operations due to the exhaustion of the area or economic conditions.

Costs related to the abandonment and dismantling of areas are recognized as part of the cost of an asset (with a corresponding liability) based on the present value of the expected future cash outflows, discounted at a risk-adjusted rate when a future legal obligation exists and can be reliably measured. Unwinding of the discount of the corresponding liability is recognized as a finance expense, when incurred. The asset is depreciated similarly to property, plant and equipment, based on the class of the asset.

Future decommissioning costs for oil and natural gas producing properties are initially recognized after a field is declared to be commercially viable, on a field by field basis, and are revised annually. Decommissioning costs related to proved developed oil and gas reserves are depreciated by applying the unit-of-production method, computed based on a unit-of-production basis over the proved developed oil and gas reserves, applied on a field by field basis.

4.14.   Provisions, contingent assets and contingent liabilities

Provisions are recognized when there is a present obligation (legal or constructive) that arises from past events and for which it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, which must be reasonably estimable.

Contingent assets are not recognized.

Contingent liabilities for which the likelihood of loss is considered to be possible or which are not reasonably estimable are not recognized in the financial statements but are disclosed unless the expected outflow of resources embodying economic benefits is considered remote.

4.15.   Income taxes

Income tax expense for the period comprises current and deferred tax.

a)    Current income taxes

The Company has adopted the Transition Tax Regime in Brazil (RTT) in order to exclude potential tax impacts from the adoption of IFRS in the determination of taxable profit. Law 12,973, terminated the RTT and established a new tax regime. The new tax regime is optional for 2014. The Company has not adopted the new tax regime for 2014 and, therefore, its taxable profit was determined based on the RTT.

The Company does not expect the adoption of the new tax regime to result in material impacts in its tax expense or in its financial statements.

The tax currently payable is computed based on taxable profit for the year, calculated using tax rates that have been enacted or substantively enacted by the end of the reporting period.

b)   Deferred income taxes

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

Deferred income taxes are recognized on temporary differences between the tax base of an asset or liability and its carrying amount. Deferred income tax liabilities are generally recognized for all taxable temporary differences. Deferred tax assets are generally recognized for all deductible temporary differences and carryforward of unused tax losses or credits to the extent that it is probable that taxable profit will be available against which those deductible temporary differences can be utilized.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

Current and deferred tax assets and current and deferred tax liabilities are offset when they relate to income taxes levied on the same taxable entity.

4.16.   Employee benefits (Post-Employment)

Actuarial commitments related to post-employment defined benefit plans and health-care plans are recognized as liabilities in the statement of financial position based on actuarial calculations which are revised annually by an independent qualified actuary (to update for material changes in actuarial assumptions and estimates of expected future benefits), using the projected unit credit method, net of the fair value of plan assets, when applicable, out of which the obligations are to be directly settled.

Actuarial assumptions include: demographic assumptions; financial assumptions; medical costs estimates, historical data related to benefits paid and employee contributions.

Under the projected credit unit method, each period of service gives rise to an additional unit of benefit entitlement and each unit is measured separately to determine the final obligation.

Changes in the net defined benefit liability (asset) are recognized when they occur, as follows: i) service cost and net interest cost in the statement of income; and ii) remeasurements in other comprehensive income.

Service cost comprises: (i) current service cost, which is the increase in the present value of the defined benefit obligation resulting from employee service in the current period; (ii) past service cost, which is the change in the present value of the defined benefit obligation for employee service in prior periods, resulting from a plan amendment (the introduction, modification, or withdrawal of a defined benefit plan) or a curtailment (a significant reduction by the entity in the number of employees covered by a plan); and (iii) any gain or loss on settlement.

Net interest on the net defined benefit liability (asset) is the change during the period in the net  defined benefit liability (asset) that arises from the passage of time.

Remeasurement of the net defined benefit liability (asset) is recognized in other comprehensive income and comprises: (i) actuarial gains and losses; (ii) the return on plan assets, excluding amounts included in net interest on the net defined benefit liability (asset); and (iii) any change in the effect of the asset ceiling, excluding amounts included in net interest on the net defined benefit liability (asset).

The Company also contributes amounts to defined contribution plans, that are expensed when incurred and are computed based on a percentage over salaries.

4.17.   Share Capital and Stockholders’ Compensation

Share capital comprises common shares and preferred shares. Incremental costs directly attributable to the issue of new shares (share issuance costs) are presented (net of tax) in shareholders’ equity as a capital transactions.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

To the extent the Company proposes dividend distributions to shareholders, it comprises dividends and interest on capital determined in accordance with the limits defined in the Brazilian Corporation Law and in the Company’s bylaws.

Interest on capital is a form of dividend distribution which is deductible for tax purposes in Brazil to the entity distributing interest on capital. Tax benefits from the deduction of interest on capital are recognized in the statement of income.

4.18.   Other comprehensive income

Other comprehensive income include changes in fair value of available-for-sale financial instruments, effective portion of cash flow hedge, actuarial gains and losses (remeasurement of the net defined benefit liability) and cumulative translation adjustment.

4.19.   Government grants

A government grant is recognized when there is reasonable assurance that the grant will be received and the Company will comply with the conditions attached to the grant.

Government grants related to expenses are recognized as revenue in the statement of income on a systematic basis over the periods in which the Company recognizes as expenses the related costs for which the grants are intended to compensate. Government grants related to assets are initially recognized as deferred income and transferred to the statement of income over the useful life of the asset on a straight-line basis.

4.20.   Recognition of revenue, costs and expenses

Revenue is recognized when it is probable that the economic benefits associated with the transaction will flow to the Company and the amount of revenue and the costs incurred or to be incurred in the transaction can be measured reliably. Revenue is measured at the fair value of the consideration received or receivable for products sold and services provided in the normal course of business, net of returns, discounts and sales taxes.

Revenues from the sale of crude oil and oil products, petrochemical products, natural gas, biofuels and other related products are recognized when the Company retains neither continuing managerial involvement nor effective control over the products sold and the significant risks and rewards of ownership have been transferred to the customer, which is usually when legal title passes to the customer, pursuant to the terms of the sales contract. Sales revenues from freight and other services provided are recognized based on the stage of completion of the transaction.

Finance income and expense mainly comprise interest income on financial investments and government bonds, interest expense on debt, gains or losses on marketable securities measured at fair value, as well as net foreign exchange and inflation indexation charges. Finance expense does not include borrowing costs directly attributable to the construction of assets that necessarily take a substantial period of time to become operational, which are capitalized as part of the costs of these assets.

Revenue, costs and expenses are recognized on the accrual basis.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

5.            Critical accounting policies: key estimates and judgments

The preparation of the consolidated financial information requires the use of estimates and judgments for certain transactions and their impacts on assets, liabilities, income and expenses. The assumptions are based on past transactions and other relevant information and are periodically reviewed by Management, although the actual results could differ from these estimates.

Information about those areas that require the most judgment or involve a higher degree of complexity in the application of the accounting practices and that could materially affect the Company’s financial condition and results of operations are set out following.

5.1.       Oil and gas reserves

Oil and gas reserves are estimated based on economic, geological and engineering information, such as well logs, pressure data and drilling fluid sample data and are used as the basis for calculating unit-of-production depreciation, depletion and amortization rates and for impairment tests.

These estimates require the application of judgment and are reviewed at least annually, or on an interim basis if objective evidence of significant changes becomes available based on a re-evaluation of already available geological, reservoir or production data and new geological, reservoir or production data, as well as changes in prices and costs that are used in the estimation of reserves. Revisions can also result from significant changes in development strategy or production equipment and facility capacity.

The Company determines its oil and gas reserves both pursuant to the SEC criteria and to the ANP/SPE (Brazilian Agency of Petroleum, Natural Gas and Biofuels / Society of Petroleum Engineers) criteria. The main differences between the two criteria are: selling price of crude oil, improved recovery criteria, undrilled acreage limits, fluid contacts limits, definitions for analog reservoir used for reserves estimates and the concession period in Brazil. Only proved reserves are determined pursuant to the SEC criteria, while proved and unproved reserves are determined pursuant to the ANP/SPE criteria.

According to the definitions prescribed by the SEC proved oil and gas reserves are the estimated quantities which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic, operating conditions (i.e., prices and costs as of the date the estimate is made) and government regulations. Proved reserves can be further subdivided into developed and undeveloped reserves.

Proved developed oil and gas reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods.

Although the Company is reasonably certain that proved reserves will be produced, the timing and amount recovered can be affected by a number of factors including completion of development projects, reservoir performance, regulatory aspects and significant changes in long-term oil and gas price levels.

Other information about reserves is presented as supplementary information.

a)      Oil and gas reserves: depreciation, depletion and amortization

Depreciation, depletion and amortization are measured based on estimates of reserves prepared by the Company’s technicians in a manner consistent with SEC definitions. Revisions to the Company’s proved developed and undeveloped reserves impact prospectively the amounts of depreciation, depletion and amortization recognized in the statement of income and the carrying amounts of oil and gas properties assets.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

Therefore all other variables being equal, a decrease in estimated proved reserves would increase, prospectively, depreciation, depletion and amortization expense, while an increase in reserves would reduce depreciation, depletion and amortization.

See notes 4.8 and 12.2 for more detailed information about depreciation, amortization and depletion.

b)     Oil and gas reserves: impairment testing

The Company assesses the recoverability of the carrying amounts of oil and gas exploration and development assets based on their value in use, as defined in note 4.10. In general, analyses are based on proved reserves and probable reserves pursuant to the ANP/SPE definitions.

The Company performs asset valuation analyses on an ongoing basis as a part of its management program by reviewing the recoverability of their carrying amounts based on estimated volumes of oil and gas reserves, as well as estimated future oil and natural gas prices.

Oil and gas exploration and production assets are tested annually for impairment, irrespective of whether there is any indication of impairment.

The markets for crude oil and natural gas have a history of significant price volatility and although prices will occasionally drop precipitously, industry prices over the long term will continue to be driven by market supply and demand fundamentals. The impairment tests that the Company performs make use of its long-term price assumptions used in its planning and budgeting processes and its capital expenditure decisions, which are considered reasonable estimates, given market indicators and experience. When determining the value in use of those assets, short-term price volatility affects the cash flow estimates for the first years.

Lower future oil and gas prices, when considered long-term trends, as well as negative impacts of significant changes in reserve volumes, production curve expectations, lifting costs or discount rates could trigger the need for impairment assessment.

See notes 4.8 and 12 for more detailed information about oil and natural gas exploration and development assets.

5.2.       Identifying cash-generating units for impairment testing

Identifying cash-generating units (CGU’s) requires management assumptions and judgment, based on the Company’s business and management model, and may significantly impact the results of the impairment tests of long-lived assets. The assumptions set out below have been consistently applied by the Company:

-       Exploration and Production CGU’s: producing properties: oil and natural gas producing properties comprised of a group of exploration and development assets.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

-       Refining, transportation and marketing CGU’s: i) Downstream CGU: a single CGU comprised of all refineries and associated assets, terminals and pipelines, as well as logistics assets operated by Transpetro. This CGU was identified based on the concept of integrated optimization and performance management, which focus on the global performance of the CGU, allowing a shift of margins from one refinery to another. Pipelines and terminals are an integral part and interdependent portion of the refining assets, required to supply the market. Complexo Petroquímico do Rio de Janeiro (Comperj) and the second refining unit of Refinaria Abreu e Lima (RNEST) are both under construction and have been removed from the Downstream CGU in the quarter ended December 31, 2014 and assessed for impairment individually, as set out in note 14; ii) Petrochemical CGU: petrochemical plants from PetroquímicaSuape and Citepe; iii) Transportation CGU: the transportation CGU is comprised of the Transpetro’s fleet vessels.

-       Gas & Power CGU’s: i) Natural gas CGU: comprised of natural gas pipelines, natural gas processing plants and fertilizers and nitrogen products plants. A fertilizers plant under construction, Unidade de Fertilizantes Nitrogenados III (UFN III), has been excluded from this CGU, as set out note 14; and ii) Power CGU: thermoelectric power generation plants.

-       Distribution CGU: comprised of the distribution assets related to the operations of Petrobras Distribuidora S.A.

-       Biofuels CGU’s: i) Biodiesel CGU: group of assets that comprise the biodiesel plants. This CGU comprises an integrated unit of the biodiesel plants and is defined based on the production planning and operation process, considering domestic market conditions, the production capacity of each plant, as well as the results of biofuels auctions and raw materials supply; ii) Ethanol CGU: comprised of investments in associates and joint ventures in the ethanol sector.

-       International CGU: i) International Exploration and production CGU: this CGU comprises the oil and natural gas producing properties, including exploration and development assets, outside Brazil; ii) Other operations of the international business segment: smallest identifiable group of assets that generates largely independent cash inflows.

Investments in associates and joint ventures including goodwill are individually tested for impairment.

See notes 4.10 and 14 for more detailed information about impairment.

5.3.       Pension and other post-retirement benefits

The actuarial obligations and net expenses related to defined benefit pension and health care post-retirement plans are computed based on several financial and demographic assumptions, of which the most significant are:

-       Discount rate: comprises the projected future inflation in addition to an equivalent real interest rate that matches the duration of the pension and health care obligations with the future yield curve of long-term Brazilian government bonds; and

-       Medical costs: comprise several projected annual growth rates based on per capita health care benefits paid over the last five years, which are used as a basis for projections, decreasing gradually over 30 years, to converge with a general price inflation index.

These and other estimates are reviewed at least annually and may differ materially from actual results due to changing market and financial conditions, as well as actual results of actuarial assumptions.

The sensitivity analysis of discount rates and changes in medical costs as well as additional information about actuarial assumptions are set out in note 22.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

5.4.       Estimates related to contingencies and legal proceedings

The Company is a defendant in numerous legal proceedings involving tax, civil, labor, corporate and environmental issues arising from the normal course of its business for which estimates are made by Petrobras of the amounts of the obligations and the probability that an outflow of resources will be required. Those estimates are based on legal advice and Management’s best estimates.

See note 30 for more detailed information about contingencies and legal proceedings.

5.5.       Dismantling of areas and environmental remediation

The Company has legal and constructive obligations to remove equipment and restore onshore and offshore areas at the end of operations at production sites. Its most significant asset removal obligations involve removal and disposal of offshore oil and gas production facilities in Brazil and abroad. Estimates of costs for future environmental cleanup and remediation activities are based on current information about costs and expected plans for remediation.

These estimates require performing complex calculations that involve significant judgment because the obligations are long-term; the contracts and regulations contain subjective descriptions of what removal and remediation practices and criteria will have to be met when the events actually occur; and asset removal technologies and costs are constantly changing, along with political, environmental, safety and public relations considerations.

The Company is constantly conducting studies to incorporate technologies and procedures seeking to optimize the operations of abandonment, considering industry best practices. However, the timing and amounts of future cash flows are subject to significant uncertainty.

See notes 4.13 and 20 for more detailed information about the decommissioning provisions.

5.6.       Fair value of derivative financial instruments

Derivative financial instruments are measured at fair value in the financial statements. Fair value measurement requires judgment related to the availability of identical or similar assets quoted in active markets or otherwise the use of alternate measurement models that can become increasingly complex and depend on the use of estimates such as future prices, long-term interest rates and price indices (inflation indices).

See notes 4.3.5 and 32 for more detailed information about derivative financial instruments.

5.7.       Hedge accounting

Identifying hedging relationships between hedged items and hedging instruments (derivative financial instruments and non-derivative financial instruments, such as long-term debt) requires critical judgments related to the existence of the hedging relationship and its effectiveness. In addition, the Company continuously assesses the alignment between the hedging relationships identified and the objectives and strategy of its risk management policy.

5.8.       Accounting approach to the “Lava Jato (Car Wash) Operation”

5.8.1. Estimation Methodology

As set out in note 3, in the third quarter of 2014, the Company wrote off R$ 6,194 of capitalized costs representing amounts that Petrobras overpaid for the acquisition of property, plant and equipment in prior years.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

To account for these overpayments, the Company developed an estimation methodology described in note 3. Petrobras acknowledges the degree of uncertainty involved in the estimation methodology and has developed a sensitivity analysis (set out in note 3) and will continue to monitor the ongoing investigations and the availability of other information concerning the amounts it may have overpaid in the context of the payment scheme.  If reliable information becomes available that indicates with sufficient precision that the Company’s estimate should be adjusted, it will evaluate whether the adjustment is material and, if so, recognize it. However, as previously discussed, the Company believes it has used the most appropriate methodology and assumptions to determine the amounts of overpayments incorrectly capitalized and there is no evidence that would indicate the possibility of a material change in the amounts written-off.

5.8.2. Possible alternative approaches considered and rejected

IFRS allows the use of a revaluation model under IFRS to re-measure the carrying amount of property, plant and equipment, but the use of revaluation models is not permitted by Brazilian Corporation Law. As a result, the Company did not consider that approach as a viable alternative to address the impact of the overpayment on the affected property, plant and equipment.

The Company considered whether it could develop a surrogate or proxy to quantify the errors to be corrected. The proposed proxy would involve determining the fair value of each affected asset (measured on a stand-alone basis), and estimating the amount of overpayments as being the difference between the fair value of each affected asset and its carrying amount.

The proposed approach would be different than a charge for impairment because the assets would be valued on a stand-alone basis and not as a group of assets included in a cash generating unit. The recoverable amount of those assets would also not be determined by the higher amount between their fair value and their value in use, but would be considered to be their fair value.

The Company engaged two global firms internationally known as independent appraisers to determine the fair value of most of the affected assets based on the valuation technique that was most appropriate to the specificities of each asset and for which relevant data was available.

For 31 individual assets, book value exceeded fair value by an aggregate of R$ 88.6 billion, while the book value of the 21 other individual assets was an aggregate of R$ 27.2 billion below fair value. As previously discussed, the difference between the fair value and the carrying amount of those assets would conceptually be attributable to improper payments.

However, after the difference was measured, the Company concluded that the shortfall between the fair value and the carrying amount of the assets was significantly larger than any reasonable estimate of the improper payments uncovered in the context of the Lava Jato investigation. Fair value shortfalls originate not primarily from improper payments, but from different sources (both related to the method of measuring the fair value and to changes in the business context), which cannot be individually or separately quantified, such as:

-       The fair value of the assets was measured on a stand-alone basis and did not consider value that would be added to the assets when used in an integrated manner, in which value is transferred from one asset to another, depending on how the company operates the assets, because management seeks to achieve the global optimum of the portfolio of assets instead of the individual optimum (especially for the refining assets). Those gains are captured when those assets are evaluated inside cash-generating units (CGU) for impairment testing and many of the affected assets are in a single CGU;

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

-       The discount rate used by the appraisers considered a risk premium related to the acquisition of a single asset by a third party inside a market highly concentrated in a single large-scale player (Petrobras). This would be applicable to evaluate the acquisition of new property, plant and equipment, but not to determine the value in use of assets which already belong to the portfolio of the Company;

-       Changes in economic and financial variables (exchange rate, discount rate, risk metrics and cost of capital);

-       Changes in estimates of prices and margins of inputs;

-       Changes in projections of prices, margins and demand for products sold in light of recent changes in market conditions;

-       Changes in equipment and input prices, wages and other correlated costs;

-       The impact of local content requirements; and

-       Project planning deficiencies (especially in the Engineering and Downstream areas).

Therefore, the Company concluded that using the fair value as a surrogate or proxy to adjust its property, plant and equipment would not have been appropriate, as the adjustment would include elements with no direct relation to the overpayments.

5.9.       Allowance for impairment of trade receivables

Management continuously assesses whether there is objective evidence that trade receivables are impaired and recognizes allowances for impairment of trade receivables to cover losses. Such evidence includes insolvency, defaults, judicial recovery claims a significant probability of a debtor filing for bankruptcy and others.

See note 8 for more detailed information about allowance for impairment of trade receivables.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

6.            New standards and interpretations

a)      IASB - International Accounting Standards Board

During 2014, the following interpretation issued by the International Accounting Standards Board (IASB) became effective but did not have a significant impact on the Company’s financial statements:

- IFRIC 21 - "Levies". This is an interpretation of IAS 37, ‘Provisions, contingent liabilities and contingent assets’, which sets out criteria for the recognition of a liability, one of which is the requirement for the entity to have a present obligation as a result of a past event (known as an obligating event). The interpretation addresses what the obligating event is (the transaction described in the tax regulations) that gives rise to the payment of a levy and when a liability should be recognized.

The following standards and amendments to standards were issued by the IASB and are not effective as of December 31, 2014. The Company did not early adopt those standards:

Standards	Brief Description	Effective Date
Amendment to IFRS 11 “Joint Arrangements”

The amendments require an investor to apply the principles of business combination accounting when it acquires an interest in a joint operation (as defined under IFRS 11) that constitutes a "business (as defined under IFRS 3)."

January 1, 2016
Amendment to IFRS 10 “Consolidated Financial Statements” and IAS 28 “Investments in Associates and Joint Ventures”

A full gain or loss is recognized when a transaction involves a business (as defined under IFRS 3). A partial gain or loss is recognized when a transaction involves assets that do not constitute a business, even if those assets are in a subsidiary.

January 1, 2016
IFRS 15 – “Revenue from Contracts with Customers”

Sets out requirements for revenue recognition, measurement and disclosure. According to IFRS 15, revenue is recognized when a customer obtains control of a good or service. It changes the current model, based on which revenue is recognized when significant risks and rewards of ownership are transferred. In addition provides guidance for revenue recognition in more complex cases.

January 1, 2017
IFRS 9 - "Financial Instruments"

Simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortized cost and fair value. The basis of classification depends on the entity's business model and the contractual cash flows characteristics of the financial asset. IAS 39 is still applicable for impairment of financial assets and hedge accounting. Changes the requirements for hedge effectiveness in hedge accounting.

January 1, 2018

The Company is assessing the impact the new standards and amendments to standards may have on future periods.

b)     Brazilian Tax Law

On May 14, 2014, Law 12,973 was enacted, establishing the following:

- Repeals the Transition Tax Regime (Regime Tributário de Transição - RTT) established by Law 11,941 enacted on May 27, 2009;

- Establishes regulations for changes in federal taxes (income tax, PIS and COFINS) in contemplation of adoption of the International Financial Reporting Standards - IFRS;

Except for articles 3, 72 to 75 and 93 to 119, which were effective as of the date the law was enacted and will be effective on January 1, 2015.

Regulation for this law was established by Normative Instruction 1,515, issued by the Federal Revenue Secretariat of Brazil on November 24, 2014.

As Management has decided to adopt articles 1, 2 and 4 to 70 of Law 12,973, with respect to the adoption of the new tax regime (repealing RTT), beginning in 2015, there have been no material impact to the 2014 financial statements. The Company does not expect the adoption of the new tax regime to result in material impacts in its tax expense or in its financial statements from 2015.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

7.            Cash and cash equivalents and Marketable securities

Cash and Cash Equivalents	Consolidated		Parent Company
	2014	2013	2014	2013

Cash at bank and in hand	1,884	2,227	2	4
Short-term financial investments
- In Brazil
Single-member funds (Interbank Deposit) and other short-term deposits	5,311	8,182	4,182	5,312
Other investment funds	107	125	282	1,119
	5,418	8,307	4,464	6,431
- Abroad
Time deposits	23,110	14,231	−	469
Automatic investing account	8,226	9,328	−	−
Other financial investments abroad	5,601	3,079	859	1,013
	36,937	26,638	859	1,482
Total short-term financial investments	42,355	34,945	5,323	7,913
Total cash and cash equivalents	44,239	37,172	5,325	7,917

Short-term financial investments in Brazil comprise investments in exclusive (single-member) funds, mainly holding Brazilian Federal Government Bonds. Short-term financial investments abroad are comprised of time deposits, highly-liquid automatic investing accounts and other short-term fixed income instruments from highly-rated financial institutions with maturities of three months or less.

Marketable securities	Consolidated		Parent Company
	2014	2013	2014	2013
Trading securities	7,146	9,085	7,092	9,085
Available-for-sale securities	56	39	52	37
Held-to-maturity securities	17,851	284	8,346	13,887
	25,053	9,408	15,490	23,009
Current	24,763	9,101	15,241	22,752
Non-current	290	307	249	257

Trading securities refer mainly to investments in Brazilian Government Bonds and held-to-maturity securities are mainly comprised of time deposits in highly-rated financial institutions.

These financial investments have maturities of more than three months and are classified as current assets due to the expectation of their realization in the short term.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

8.            Trade and other receivables

8.1.       Trade and other receivables, net

	Consolidated		Parent Company
	2014	2013	2014	2013
Trade receivables
Third parties	28,227	23,785	9,121	4,093
Related parties (Note 19)
Investees	2,293	1,542	19,913	11,384
Receivables from the electricity sector	7,879	4,332	765	905
Petroleum and alcohol accounts - receivables from Federal	843	836	843	836
Other receivables	5,322	6,066	2,685	4,009
	44,564	36,561	33,327	21,227
Provision for impairment of trade receivables	(8,956)	(3,293)	(4,873)	(473)
	35,608	33,268	28,454	20,754
Current	21,167	22,652	17,783	16,301
Non-current	14,441	10,616	10,671	4,453

8.2.       Changes in the allowance for impairment of trade receivables

	Consolidated		Parent Company
	2014	2013	2014	2013
Opening balance	3,293	2,967	473	412
Additions (*)	5,801	290	4,472	88
Write-offs	(323)	(144)	(72)	(27)
Cumulative translation adjustment	185	180	−	−
Closing balance	8,956	3,293	4,873	473

Current	3,845	1,873	2,230	473
Non-current	5,111	1,420	2,643	−

(*) Relates primarily to the electricity sector (see note 8.4).

8.3.       Trade receivables overdue - Third parties

	Consolidated		Parent Company
	2014	2013	2014	2013

Up to 3 months	2,186	2,133	1,050	830
From 3 to 6 months	472	637	187	452
From 6 to 12 months	480	925	151	582
More than 12 months	4,866	4,279	1,218	786
	8,004	7,974	2,606	2,650

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

8.4.       Trade receivables - electricity sector (isolated electricity system in the northern region of Brazil)

	Consolidated
	2014			2013
	Not yet due	Overdue	Total	Not yet due	Overdue	Total
Clients
Eletrobras Group (Note 19.5)	6,736	1,143	7,879	1,553	2,779	4,332
Companhia de Gás do Amazonas (CIGÁS)	3,364	442	3,806	−	1,597	1,597
Others	63	1,046	1,109	101	617	718
	10,163	2,631	12,794	1,654	4,993	6,647
(-) Allowance for impairment of trade receivables	(2,895)	(1,650)	(4,545)	−	(34)	(34)
Total	7,268	981	8,249	1,654	4,959	6,613
Related parties	6,569	437	7,006	1,553	2,763	4,316
Third parties	699	544	1,243	101	2,196	2,297

As of December 31, 2014, R$ 11,150 of the Company’s receivables from the isolated electricity system located in the northern region of Brazil were classified as non-current assets. The balance of those receivables was R$ 12,794 as of December 31, 2014 (R$ 6,647 as of December 31, 2013) and comprise:

(i) R$ 12,022 (R$ 6,228 as of December 31, 2013) from fuel oil, natural gas and other products sold to thermoelectric power plants (which are subsidiaries of Eletrobras), state-owned natural gas distribution companies and independent electricity producers (Produtores Independentes de Energia – PIE) located in the northern region of Brazil.

(ii) R$ 772 (R$ 419 as of December 31, 2013) from an electricity supply contract entered into by Petrobras and a subsidiary of Eletrobras in 2005 classified as a finance lease of two thermoelectric power plants in the northern region of Brazil. The thermoelectric power plants will be transferred to the subsidiary of Eletrobras by the end of the lease term (20 years) for no additional cost. These receivables are not overdue.

A portion of the costs related to the fuel supplied to those thermoelectric power plants is borne by funds from the Fuel Consumption Account (Conta de Consumo de Combustível – CCC), which is managed by Eletrobras.

Funds transferred from the CCC to the electricity companies in the northern region of Brazil have not been sufficient for them to meet their financial obligations, and, as a result, some of these companies are experiencing financial difficulties and have not been able to pay for the products supplied by Petrobras. The Company entered into a debt acknowledgement agreement with subsidiaries of Eletrobras on December 31, 2014 with respect to the balance of its receivables as of November 30, 2014. Eletrobras acknowledged being indebted in the amount of R$ 8,601. This amount will be updated based on the Selic interest rate every month. Under the agreement, the amounts are expected to be paid in 120 monthly installments beginning in February 2015.

Pursuant to the debt acknowledgment agreement, receivables due to Petrobras in the amount of R$ 6,084 were collateralized by receivables from the CCC that were pledged as security. The collateralized receivables relate to amounts payable from the Brazilian Energy Development Account (Conta de Desenvolvimento Energético – CDE to the CCC). One of the purposes of the CDE is to refund the costs incurred by the CCC to support electricity generation and distribution in the isolated electricity system. The debt acknowledgement agreement was collateralized when the Brazilian Electricity Agency - Agência Nacional de Energia Elétrica (ANEEL) recognized in February 2015 a debt acknowledgement for the payables from the CDE to the CCC.

Beginning in 2015 the Brazilian government implemented a new pricing policy for the electricity sector and has already implemented price increases in the first quarter. The new policy will strengthen the financial situation of the companies in the electricity sector and reduce their insolvency on payables from fuel oil and other products supplied. The Company expects that the impact of the higher electricity prices resulting from the new policy will be more significant after the first quarter, notably because the funds received from the end customer will be transferred to the CCC and used to refund the electricity generation companies.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

The Company’s Management has determined that an allowance for impairment of trade receivables was required to cover receivables as of October 31, 2014 with no guarantees, including the balances of previous debt acknowledgement agreements and from companies that were not part of the most recent debt acknowledgment agreement with Eletrobras. An allowance for impairment of trade receivables of R$ 4,511 was recognized in 2014. No charges were recognized for companies that were not insolvent or for receivables from sales after November 1, 2014, because those amounts were included in the calculation of ANEEL’s new pricing policy.

9.            Inventories

	Consolidated		Parent Company
	2014	2013	2014	2013
Crude oil	10,563	13,702	8,883	10,805
Oil Products	11,510	11,679	9,046	10,282
Intermediate products	2,268	2,165	2,268	2,165
Natural gas and LNG (*)	951	939	557	697
Biofuels	398	370	45	44
Fertilizers	91	60	91	55
	25,781	28,915	20,890	24,048
Materials, supplies and others	4,797	4,532	3,670	3,547
	30,578	33,447	24,560	27,595
Current	30,457	33,324	24,461	27,476
Non-current	121	123	99	119

(*) Liquid natural gas

Inventories are presented net of a R$ 399 allowance reducing inventories to net realizable value (R$ 205 as of December 31, 2013), mainly due to the decrease in international prices of crude oil and oil products. The amount of write-down of inventories to net realizable value recognized as cost of sales in 2014 is R$ 2,461 (R$ 1,269 in 2013).

A portion of the crude oil and/or oil products inventories have been pledged as security for the Terms of Financial Commitment (TFC) signed by Petrobras and Petros in the amount of R$ 6,151 (R$ 6,972 as of December 31, 2013), as set out in note 22.1.

10.          Disposal of assets and legal mergers

10.1.   Disposal of assets

Brasil PCH S.A.

On June 14, 2013, Petrobras entered into an agreement with Cemig Geração e Transmissão S.A. which subsequently assigned the sale and purchase contract to Chipley SP Participações for the disposal of its entire equity interest in Brasil PCH S.A., equivalent to 49% of its voting stock, for a consideration of R$ 650, excluding contractual price adjustments.

On February 14, 2014, the remaining conditions precedent for this transaction were met and the disposal was concluded for a total amount of R$ 711, after contractual price adjustments. A pre-tax gain of R$ 646 before taxes was recognized in other income.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

Petrobras Colombia Limited (PEC)

On September 13, 2013, the Board of Directors of Petrobras approved the disposal of 100% of the share capital of Petrobras Colombia Limited (PEC), a subsidiary of Petrobras International Braspetro B.V. (PIB BV), to Perenco Colombia Limited, for a consideration of US$ 380 million, subject to price adjustments through the close of the transaction.

On April 30, 2014 the transaction was concluded, the respective assets and liabilities were transferred to Perenco and a US$ 101 million gain was recognized in other income.

UTE Norte Fluminense S.A.

On April 11, 2014 Petrobras disposed of its 10% interest in Usina Termelétrica Norte Fluminense (UTE - NF) to Électricité de France (EDF) for R$ 182. A R$ 83 gain was recognized in other income. There are no precedent conditions to the transaction.

Transierra S.A.

On August 5, 2014, Petrobras disposed of its 44.5% interest in Transierra S.A. to Yacimientos Petrolíferos Fiscales Bolivianos (YPFB) for US$ 107 million. A US$ 32 million gain was recognized in other income. There are no precedent conditions to the transaction.

Innova S.A.

On August 16, 2013, the Board of Directors of Petrobras approved the disposal of 100% of the share capital of Innova S.A. to Videolar S.A. and its controlling shareholder, at a consideration of R$ 870, subject to certain condition precedent, such as approval by the Brazilian Antitrust Regulator (Conselho Administrativo de Defesa Econômica – CADE).

On October 1, 2014 the Brazilian Antitrust Regulator (Conselho Administrativo de Defesa Econômica – CADE) approved the purchase of Innova S.A by Videolar S.A with restrictions. The approval of the transaction was conditioned on the fulfillment of a set of measures set out in the Merger Control Agreement (Acordo em Controle e Concentrações – ACC) entered into by the antitrust agency and the merging parties.

On October 30, 2014 the transaction was concluded as set out in the sales and purchase agreement and a R$ 145 gain was recognized in other income.

Petrobras Energia Peru. S.A.

On November 12, 2013, the Board of Directors of Petrobras approved the disposal of 100% of Petrobras Energia Peru S.A. by Petrobras de Valores Internacional de España S.L. – PVIE and Petrobras International Braspetro B.V. – PIB BV to China National Petroleum Corporation (CNPC), for US$ 2,643 million, subject to price adjustment through the close of the transaction. Price adjustments are being calculated, pursuant to the sales and purchase agreement.

In November 2014 the conditions precedent for the transaction were met. The conditions included approval by the Chinese and Peruvian governments, and compliance with the procedures under their "Joint Operating Agreement” (JOA). A US$ 1,304 million pre-tax gain was recognized in other income, US$ 869 million net of income taxes of US$ 435 million.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

Companhia de Gás de Minas Gerais

On July 18, 2014, the Board of Directors of Petrobras approved the disposal of its 40% interest in Companhia de Gás de Minas Gerais (Gasmig) to Companhia Energética de Minas Gerais (Cemig).

On October 10, 2014 the conditions precedent were met and the transaction was concluded for R$ 571. A R$ 172 gain was recognized in other income.

10.2.   Assets classified as held for sale

As of December 31, 2014, the Company had assets classified as held for sale in the amount of R$ 13 (R$ 5,638 as of December 31, 2013, with associated liabilities of R$ 2,514). Those assets comprise PI, PIII, PIV and PV drilling rigs and PXIV platform, all related to exploration and production in Brazil.

The precedent conditions were met and other assets classified as held for sale as of December 31, 2013 were sold during 2014.

10.3.   Legal mergers

On April 2, 2014, the Petrobras Shareholders’ Extraordinary General Meeting approved the mergers of Termoaçu S.A., Termoceará Ltda. and Companhia Locadora de Equipamentos Petrolíferos – CLEP into Petrobras.

On January 30, 2015, the Shareholders’ Extraordinary General Meeting of Petrobras approved the mergers of Arembepe Energia S.A. and Energética Camaçari Muricy S.A. into Petrobras.

These mergers did not affect share capital.

The objective of these mergers is to simplify the corporate structure of the Company, reduce costs and capture synergies. These mergers did not affect the Company’s consolidated financial statements.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

11.        Investments

11.1.   Information about direct subsidiaries, joint arrangements and associates (Parent Company)

	Main business segment	% Petrobras' ownership	% Petrobras' voting rights	Shareholders’ equity (deficit)	Net income (loss) for the year	Country
Entities that are consolidated
Subsidiaries
Petrobras Netherlands B.V. - PNBV (i)	E&P	100.00%	100.00%	37,741	2,497	Netherlands
Petrobras Distribuidora S.A. - BR	Distribution	100.00%	100.00%	12,127	1,132	Brazil
Transportadora Associada de Gás S.A. - TAG	Gas & Power	100.00%	100.00%	6,615	572	Brazil
Petrobras Transporte S.A. - Transpetro	RT&M	100.00%	100.00%	5,018	750	Brazil
Petrobras Logística de Exploração e Produção S.A. - PB-LOG	E&P	100.00%	100.00%	3,495	447	Brazil
Petrobras Gás S.A. - Gaspetro	Gas & Power	100.00%	100.00%	2,594	1,492	Brazil
Petrobras International Braspetro - PIB BV (i) (ii)	International	88.12%	88.12%	2,614	(1,643)	Netherlands
Petrobras Biocombustível S.A.	Biofuels	100.00%	100.00%	2,209	(266)	Brazil
Companhia Integrada Têxtil de Pernambuco S.A. - CITEPE	RT&M	100.00%	100.00%	1,053	(2,656)	Brazil
Liquigás Distribuidora S.A.	RT&M	100.00%	100.00%	910	53	Brazil
Termomacaé Ltda.	Gas & Power	99.99%	99.99%	813	187	Brazil
Companhia Petroquímica de Pernambuco S.A. - PetroquímicaSuape	RT&M	100.00%	100.00%	776	(1,250)	Brazil
Araucária Nitrogenados S.A.	Gas & Power	100.00%	100.00%	761	(186)	Brazil
Breitener Energética S.A.	Gas & Power	93.66%	93.66%	603	96	Cayman Islands
Braspetro Oil Services Company - Brasoil (i)	Corporate	100.00%	100.00%	486	481	Brazil
Petrobras Comercializadora de Energia Ltda. - PBEN	Gas & Power	99.91%	99.91%	433	248	Brazil
Termobahia S.A.	Gas & Power	98.85%	98.85%	402	65	Brazil
Arembepe Energia S.A.	Gas & Power	100.00%	100.00%	389	117	Brazil
5283 Participações Ltda.	International	100.00%	100.00%	310	(195)	Brazil
Baixada Santista Energia S.A.	Gas & Power	100.00%	100.00%	273	2	Brazil
Energética Camaçari Muricy I Ltda.	Gas & Power	100.00%	100.00%	223	121	Brazil
Fundo de Investimento Imobiliário RB Logística - FII	E&P	99.00%	99.00%	174	(74)	Brazil
Termomacaé Comercializadora de Energia Ltda	Gas & Power	100.00%	100.00%	92	10	Brazil
Cordoba Financial Services GmbH (i)	Corporate	100.00%	100.00%	53	(7)	Austria
Petrobras Negócios Eletrônicos S.A. - E-Petro	Corporate	99.95%	99.95%	34	3	Brazil
Downstream Participações Ltda.	Corporate	99.99%	100.00%	(2)	−	Brazil
Joint operations
Fábrica Carioca de Catalizadores S.A. - FCC	RT&M	50.00%	50.00%	251	47	Brazil
Ibiritermo S.A.	Gas & Power	50.00%	50.00%	157	39	Brazil
Entities that are not consolidated
Joint ventures
Logum Logística S.A.	RT&M	20.00%	20.00%	335	(147)	Brazil
Cia Energética Manauara S.A.	Gas & Power	40.00%	40.00%	139	3	Brazil
Petrocoque S.A. Indústria e Comércio	RT&M	50.00%	50.00%	134	32	Brazil
Brentech Energia S.A.	Gas & Power	30.00%	30.00%	75	35	Brazil
Brasympe Energia S.A.	Gas & Power	20.00%	20.00%	75	(3)	Brazil
Refinaria de Petróleo Riograndense S.A.	RT&M	33.20%	50.00%	67	(3)	Brazil
METANOR S.A. - Metanol do Nordeste	RT&M	34.54%	34.54%	53	4	Brazil
Eólica Mangue Seco 4 - Geradora e Comercializadora de Energia Elétrica S.A.	Gas & Power	49.00%	49.00%	41	−	Brazil
Eólica Mangue Seco 3 - Geradora e Comercializadora de Energia Elétrica S.A.	Gas & Power	49.00%	49.00%	39	−	Brazil
Eólica Mangue Seco 2 - Geradora e Comercializadora de Energia Elétrica S.A.	Gas & Power	51.00%	51.00%	36	−	Brazil
Eólica Mangue Seco 1 - Geradora e Comercializadora de Energia Elétrica S.A.	Gas & Power	49.00%	49.00%	35	(2)	Brazil
Companhia de Coque Calcinado de Petróleo S.A. - COQUEPAR	RT&M	45.00%	45.00%	11	(31)	Brazil
Participações em Complexos Bioenergéticos S.A. - PCBIOS	Biofuels	50.00%	50.00%	−	(63)	Brazil
GNL do Nordeste Ltda.	Gas & Power	50.00%	50.00%	-	-	Brazil
Coligadas	Error					Brazil
Fundo de Investimento em Participações de Sondas	E&P	4.59%	4.59%	7,893	117	Brazil
Sete Brasil Participações S.A.	E&P	5.00%	5.00%	7,659	941	Brazil
Braskem S.A.	RT&M	36.20%	47.03%	6,039	864	Brazil
UEG Araucária Ltda.	Gas & Power	20.00%	20.00%	983	472	Brazil
Deten Química S.A.	RT&M	27.88%	27.88%	326	59	Brazil
Energética SUAPE II	Gas & Power	20.00%	20.00%	218	72	Brazil
Termoelétrica Potiguar S.A. - TEP	Gas & Power	20.00%	20.00%	71	(13)	Brazil
Nitroclor Ltda.	RT&M	38.80%	38.80%	1	−	Brazil
Bioenergética Britarumã S.A.	Gas & Power	30.00%	30.00%	−	−	Brazil

(i) Companies abroad with financial statements prepared in foreign currency.
(ii) 5283 Participações Ltda holds an 11.88% interest in PIB BV.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

11.2.   Investments (Parent Company)

	Balance at 12.31.2013	Acquisition and paying in of capital	Capital transactions	Restructuring, capital decrease and others	Share of profits of investments (**)	Other comprehensive income	Dividends	Balance at 12.31.2014

PNBV	29,371	−	1	−	2,612	4,706	−	36,690
Petrobras Distribuidora - BR	11,919	−	−	−	910	(553)	(352)	11,924
TAG (*)	−	−	(1,388)	7,426	1,501	(926)	(123)	6,490
Transpetro	4,595	−	−	−	703	4	(564)	4,738
PB-LOG	3,351	−	−	−	350	−	(303)	3,398
Gaspetro	10,632	−	−	(7,973)	1,492	−	(1,558)	2,593
PBIO	2,121	362	−	−	(266)	(8)	−	2,209
PIB BV	3,355	−	19	(694)	(1,382)	(115)	−	1,183
Citepe	2,492	1,205	−	−	(2,648)	−	−	1,049
Liquigás	969	−	−	−	50	10	(12)	1,017
Termomacaé Ltda.	747	−	−	−	187	−	(121)	813
Araucária Nitrogenados	789	158	−	−	(186)	−	−	761
PetroquímicaSuape	1,460	527	−	−	(1,237)	−	−	750
Breitener	475	−	−	−	90	−	−	565
PBEN	301	−	−	−	248	−	(117)	432
Termobahia	429	−	(95)	−	64	−	−	398
Arembepe	316	−	−	−	106	−	(41)	381
CLEP	1,530	−	−	(1,107)	64	−	(487)	−
Termoaçu	666	−	−	(683)	17	−	−	−
Termoceará	334	−	−	(310)	8	−	(32)	−
Other subsidiaries	1,160	−	(13)	(527)	384	(24)	(88)	892
Joint operations	218	−	−	−	44	−	(57)	205
Joint ventures	388	378	−	(348)	(61)	−	(22)	335
Associates
Braskem	5,157	−	−	−	291	(653)	(251)	4,544
Other associates	695	359	(2)	(99)	187	17	(66)	1,091
Subsidiaries, operations / joint ventures and associates	83,470	2,989	(1,478)	(4,315)	3,528	2,458	(4,194)	82,458
Other investments	27	−	−	(4)	−	−	−	23
Total investments	83,497	2,989	(1,478)	(4,319)	3,528	2,458	(4,194)	82,481
Provision for losses in subsidiaries					22	87
Result of companies classified as held for sale					180	−
Equity in earnings of investments and other comprehensive income					3,730	2,545

(*) From the 2nd quarter of 2014, the TAG is no longer controlled by Gaspetro, becoming a direct subsidiary of Petrobras.
(**) Includes unrealized profits from transactions between companies.

11.3.   Investments in joint ventures and associates (Consolidated)

Investments measured using equity method	2014	2013	2014	2013
Braskem S.A.	4,544	5,157	291	146
Petrobras Oil & Gas B.V. - PO&G	4,554	3,999	261	494
Guarani S.A.	1,377	1,194	(50)	(27)
State-controlled Natural Gas Distributors	904	1,248	251	276
Nova Fronteira Bioenergia S.A.	433	399	34	(13)
Petrowayu S.A.	361	433	(129)	(3)
Petroritupano S.A.	297	464	(226)	(82)
Other petrochemical investees	174	196	4	26
UEG Araucária Ltda	194	138	94	7
Petrokariña S.A.	119	155	(56)	(22)
Transierra S.A.	−	159	16	11
Others	2,280	2,021	(39)	282
	15,237	15,563	451	1,095
Other investees	45	52	−	−
	15,282	15,615	451	1,095

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

11.4.   Investments in listed companies

	Thousand-share lot			Quoted stock exchange prices (R$ per share)		Market value
Company	2014	2013	Type	2014	2013	2014	2013
Indirect subsidiary

Petrobras Argentina S.A.	1,356,792	1,356,792	Common	1.72	1.87	2,334	2,537
						2,334	2,537

Associate
Braskem S.A.	212,427	212,427	Common	10.80	16.50	2,294	3,505
Braskem S.A.	75,793	75,793	Preferred A	17.50	21.00	1,326	1,592
						3,620	5,097

The market value of these shares does not necessarily reflect the selling realizable value upon sale of a large block of shares.

Braskem S.A. - Investment in publicly traded associate:

The main assumptions on which cash flow projections were based to determine Braskem’s value in use are set out in note 14.2.

11.5.   Non-controlling interest

The total amount of non-controlling interest is R$ 1,874 of which R$ 1,286 is related to Petrobras Argentina S.A. Condensed financial information of Petrobras Argentina is set out following:

	Petrobras Argentina
	2014	2013
Current assets	2,678	2,295
Long-term receivables	220	407
Property, plant and equipment, net	3,598	3,438
Other noncurrent assets	1,092	1,490
	7,588	7,630
Current liabilities	1,830	1,447
Non-current liabilities	1,840	1,954
Shareholders' equity	3,918	4,229
	7,588	7,630
Sales revenues	342	547
Net Income for the year	102	299
Net change in cash and cash equivalents	277	(86)

Petrobras Argentina S.A. is an integrated energy company, indirectly controlled by Petrobras (directly controlled by PIB BV, which holds a 67.19% interest in this company) and its main place of business is Argentina.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

11.6.   Summarized information on joint ventures and associates

The Company invests in joint ventures and associates in Brazil and abroad, whose activities are related to petrochemical companies, gas distributors, biofuels, thermoelectric power stations, refineries and other activities. Condensed financial information is set out below:

	2014
	Joint ventures		Associates
	In Brazil	Abroad	In Brazil	Abroad
Current assets	3,916	3,579	28,423	5,953
Non-current assets	1,163	105	7,158	558
Property, plant and equipment, net	4,244	8,006	32,423	9,561
Other non-current assets	2,000	47	11,534	212
	11,323	11,737	79,538	16,284

Current liabilities	4,890	1,336	18,050	9,250
Non-current liabilities	1,945	3,819	35,659	2,635
Shareholders' equity	4,464	6,184	25,974	4,399
Non-controlling interest	24	398	(145)	−
	11,323	11,737	79,538	16,284
Sales revenues	13,140	5,863	53,050	444
Net Income for the year	339	592	1,811	779
Ownership interest - %	20 a 83%	34 a 50%	5 a 49%	11 a 49%

	2013
	Joint ventures		Associates
	In Brazil	Abroad	In Brazil	Abroad
Current assets	3,756	3,159	22,669	6,439
Non-current assets	1,944	190	7,268	123
Property, plant and equipment, net	3,839	6,744	30,784	6,520
Other non-current assets	2,186	118	6,899	166
	11,725	10,211	67,620	13,248

Current liabilities	4,060	1,159	15,812	6,001
Non-current liabilities	2,395	3,379	32,477	2,424
Shareholders' equity	5,248	5,314	19,186	4,823
Non-controlling interest	22	359	145	−
	11,725	10,211	67,620	13,248
Sales revenues	12,181	3,865	46,092	200
Net Income for the year	549	1,093	2,591	694
Ownership interest - %	20 a 83%	34 a 50%	5 a 49%	11 a 49%

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

12.        Property, plant and equipment

12.1.   By class of assets

	Consolidated					Parent Company
	Land, buildings and improvement	Equipment and other assets	Assets under construction (*)	Exploration and development costs (Oil and gas producing properties)	Total	Total
Balance at January 1, 2013	16,684	166,972	166,878	68,182	418,716	279,824
Additions	148	3,870	78,156	1,408	83,582	62,974
Additions to / review of estimates of decommissioning costs	−	−	−	(1,431)	(1,431)	(1,958)
Capitalized borrowing costs	−	−	8,474	−	8,474	6,514
Business combinations	39	70	36	−	145	−
Write-offs	(9)	(261)	(5,285)	(55)	(5,610)	(4,550)
Transfers (***)	2,605	51,603	(64,706)	58,516	48,018	80,642
Depreciation, amortization and depletion	(1,115)	(16,241)	−	(10,643)	(27,999)	(21,028)
Impairment - recognition (****)	−	(26)	(13)	(193)	(232)	(119)
Impairment - reversal (****)	−	112	−	165	277	268
Cumulative translation adjustment	79	5,682	3,300	879	9,940	−
Balance at December 31, 2013	18,431	211,781	186,840	116,828	533,880	402,567
Cost	25,134	312,427	186,840	180,654	705,055	531,928
Accumulated depreciation, amortization and depletion	(6,703)	(100,646)	−	(63,826)	(171,175)	(129,361)
Balance at December 31, 2013	18,431	211,781	186,840	116,828	533,880	402,567
Additions	71	4,826	71,410	1,394	77,701	59,820
Additions to / review of estimates of decommissioning costs	−	−	−	5,096	5,096	5,316
Capitalized borrowing costs	−	−	8,431	−	8,431	7,793
Write-offs	(23)	(132)	(9,303)	(464)	(9,922)	(9,007)
Write-off - overpayments incorrectly capitalized	(85)	(2,842)	(2,643)	(222)	(5,792)	(4,425)
Transfers (***)	6,517	59,923	(86,189)	54,501	34,752	31,921
Depreciation, amortization and depletion	(1,252)	(17,409)	−	(11,500)	(30,161)	(22,081)
Impairment - recognition (****)	(2,370)	(3,682)	(30,997)	(7,540)	(44,589)	(34,762)
Impairment - reversal (****)	−	45	−	7	52	8
Cumulative translation adjustment	52	7,787	3,078	625	11,542	−
Balance at December 31, 2014	21,341	260,297	140,627	158,725	580,990	437,150
Cost	29,160	377,259	140,627	233,808	780,854	586,684
Accumulated depreciation, amortization and depletion	(7,819)	(116,962)	−	(75,083)	(199,864)	(149,534)
Balance at December 31, 2014	21,341	260,297	140,627	158,725	580,990	437,150

Weighted average of useful life in years	40 (25 to 50) (except land)	20 (3 to 31) (**)		Units of production method
(*) See note 29 for assets under construction by business area.
(**) Includes exploration and production assets depreciated based on the units of production method.

(***) Includes R$ 24,419 (R$ 50,389 in 2013), reclassified from Intangible Assets to Property, Plant and Equipment in 2014, as a result of the declaration of commerciality of areas of the Assignment Agreement (note 12.3).

(****) Recognized in the statement of income.

At December 31, 2014, consolidated and Parent Company property, plant and equipment includes assets under finance leases of R$ 192 and R$ 8,979, respectively (R$ 202 and R$ 10,738 at December 31, 2013).

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

12.2.   Estimated useful life - Consolidated

	Buildings and improvements, equipment and other assets
Estimated useful life	Cost	Accumulated depreciation	Balance at 2014
5 years or less	12,043	(7,601)	4,442
6 - 10 years	28,944	(14,020)	14,924
11 - 15 years	2,774	(1,290)	1,484
16 - 20 years	125,439	(32,779)	92,660
21 - 25 years	53,023	(17,573)	35,450
25 - 30 years	60,368	(10,882)	49,486
30 years or more	66,552	(13,627)	52,925
Units of production method	55,666	(27,009)	28,657
	404,809	(124,781)	280,028

Buildings and improvements	27,550	(7,819)	19,731
Equipment and other assets	377,259	(116,962)	260,297

The estimated useful life of equipment and other assets was revised in 2014, based on reports of internal appraisers.

12.3.   Concession for exploration of oil and natural gas - Assignment Agreement (“Cessão Onerosa”)

Petrobras, the Brazilian Federal Government (assignor) and the Brazilian Agency of Petroleum, Natural Gas and Biofuels (Agência Nacional de Petróleo, Gás Natural e Biocombustíveis) - ANP (regulator and inspector) entered into the Assignment Agreement in 2010, which grants the Company the right to carry out prospection and drilling activities for oil, natural gas and other liquid hydrocarbons located in blocks in the pre-salt area (Franco, Florim, Nordeste de Tupi, Entorno de Iara, Sul de Guará and Sul de Tupi), limited to the production of five billion barrels of oil equivalent in up to 40 (forty) years and renewable for a further 5 (five) years subject to certain conditions.

On December 29, 2014, the Company submitted the last declaration of commerciality of crude oil and natural gas accumulations - located in the Entorno de Iara block (now Campo Norte de Berbigão, Campo Sul de Berbigão, Campo Norte de Sururu, Campo Sul de Sururu and Campo de Atapu) to the ANP. Following the last declaration of commerciality, the exploration stage of the entire Assignment Agreement is concluded.

The agreement establishes that, immediately after the declaration of commerciality for each area, the review procedures, which must be based on independent technical appraisal reports, will commence. The review commenced in January 2014 after the declarations of commerciality of Franco and Sul de Tupi were submitted to the ANP, and beginning in January 2015, following the last declaration of commerciality, all the Assignment Agreement areas were included in the review procedures. The review of the Assignment Agreement will be concluded after the review of all the areas. However, no specific date has been established for the review procedures to be concluded.

The formal review procedures for each block are based on costs incurred through the exploration stage and estimated costs and production levels included in the independent technical appraisal reports. The review of the Assignment Agreement may result in modifications to: (i) local content requirements and commitments; (ii) total volume (in barrels of oil) assigned and (iii) the value of acquired rights.

If the review of the Assignment Agreement determines that the value of acquired rights is greater than initially paid, the Company may be required to pay the difference to the Federal Government, or may proportionally reduce the total volume of barrels acquired under the agreement. If the review determines that the value of the acquired rights is lower than initially paid by the Company, the Federal Government will reimburse the Company for the difference by delivering cash or bonds, subject to budgetary regulations.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

Once the effects of the aforementioned review become probable and can be reliably measured, the Company will make the respective adjustments to the purchase prices of the rights.

During 2014 acquisition costs of R$ 24,419, related to Florim (now Itapu field), Sul de Guará (now Sul de Sapinhoá field), Entorno de Iara (now Norte de Berbigão, Sul de Berbigão, Norte de Sururu, Sul de Sururu and Atapu fields) and Nordeste de Tupi (now Sepia field) were reclassified from intangible assets to property, plant and equipment. During 2013, acquisition costs of R$ 50,389, related to Franco (now Búzios field) and Sul de Tupi (now Sul de Lula field), were reclassified from intangible assets to property, plant and equipment.

As of December 31, 2014, the Company’s property, plant and equipment include R$ 74,808 (R$ 50,389 as of December 31, 2013) related to the Assignment Agreement.

The agreement also establishes a compulsory exploration program for each of the blocks and minimum commitments related to the acquisition of goods and services from Brazilian suppliers in the exploration and development stages, which will be subject to certification by the ANP. In the event of non-compliance, the ANP may apply administrative sanctions pursuant to the terms in the agreement.

Based on drilling results obtained, expectations regarding the production potential of the areas were confirmed and the Company will continue to develop its investment program and activities as established in the agreement.

12.4.   Premium I and Premium II refineries

On January 22, 2015 the Company decided to abandon the construction projects of Premium I and Premium II refineries.

Based on projected demand growth in the domestic and international oil product markets and the absence of a construction phase financial support partner (one of the assumptions in the 2014-2018 Business and Management Plan - BMP), the Company decided to abandon these projects.

The decision to abandon the projects resulted in a charge of R$ 2,825 recognized in other expenses to write-off all capitalized costs with respect to those projects.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

13.        Intangible assets

13.1.   By class of assets

	Consolidated					Parent Company
		Softwares
	Rights and Concessions	Acquired	Developed in-house	Goodwill	Total	Total
Balance at January 1, 2013	78,702	386	1,178	941	81,207	77,349
Addition	6,665	72	278	−	7,015	6,862
Capitalized borrowing costs	−	−	26	−	26	26
Write-offs	(171)	(3)	(7)	−	(181)	(138)
Transfers (**)	(50,467)	(30)	(26)	(39)	(50,562)	(50,474)
Amortization	(82)	(99)	(287)	−	(468)	(336)
Impairment - recognition	(1,139)	−	−	−	(1,139)	−
Cumulative translation adjustment	182	6	−	35	223	−
Balance at December 31, 2013	33,690	332	1,162	937	36,121	33,289
Cost	34,680	1,423	3,379	937	40,419	36,118
Accumulated amortization	(990)	(1,091)	(2,217)	−	(4,298)	(2,829)
Balance at December 31, 2013	33,690	332	1,162	937	36,121	33,289
Addition	214	94	279	−	587	478
Capitalized borrowing costs	−	−	19	−	19	19
Write-offs	(219)	(11)	(23)	−	(253)	(229)
Transfers (**)	(24,164)	18	22	(3)	(24,127)	(24,057)
Amortization	(84)	(120)	(312)	−	(516)	(392)
Impairment - recognition	(21)	(1)	−	−	(22)	−
Impairment - reversal	15	−	−	−	15	−
Cumulative translation adjustment	111	3	1	37	152	−
Balance at December 31, 2014	9,542	315	1,148	971	11,976	9,108
Cost	10,633	1,536	3,403	971	16,543	12,051
Accumulated amortization	(1,091)	(1,221)	(2,255)	−	(4,567)	(2,943)
Balance at December 31, 2014	9,542	315	1,148	971	11,976	9,108

Estimated useful life - years	(*)	5	5	Indefinite

(**) Mainly comprised of assets with indefinite useful lives, which are reviewed annually to determine whether events and circumstances continue to support an indefinite useful life assessment.

(**) Includes R$ 24,419 (R$ 50,389 in 2013), reclassified from Intangible Assets to Property Plant and Equipment in 2014, as a result of the declaration of commerciality of areas of the Assignment Agreement (note 12.3).

On December 31, 2013, the Company's Intangible Assets included the amount of R$ 24,419, due to the Assignment Agreement. With the declaration of commerciality of the remaining blocks and consequent closure of the exploratory phase, this amount was reclassified from intangible assets to property, plant and equipment, as described in Note 12.3.

13.2.   Exploration rights returned to the Brazilian Agency of Petroleum, Natural Gas and Biofuels -  Agência Nacional de Petróleo, Gás Natural e Biocombustíveis (ANP)

Exploration areas returned to ANP in 2014, in the amount of R$ 195 (R$ 131 in 2013) are set out below:

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

Area	Exploratory phase
	Exclusive	Partnership
Campos Basin	5	−
Santos Basin	3	3
Solimões Basin	2	−
Espírito Santo Basin	1	2
Recôncavo Basin	1	1
Potiguar Basin	1	−
Jequitinhonha Basin	1	−
Camamu Almada Basin	−	1
Pará - Maranhão Basin	−	3
Parnaíba Basin	−	1

13.3.   Oil and Gas fields operated by Petrobras returned to ANP

During 2014 the following oil and gas fields were returned to ANP: Cação, Carapiá, Moréia, Caravela, Cavalo Marinho, Estrela do Mar, Tubarão, Rio Mariricu, Rio Mariricu Sul, Lagoa Parda Sul, Urutau, Iraúna and Mosquito Norte.

13.4.   Exploration rights - production sharing contract

Following a public auction held on October 21, 2013, the Libra consortium – comprised of Petrobras (40% interest), Shell (20% interest), Total (20% interest), Petrochina (10% interest) and CNOOC (10% interest) entered into a production sharing contract with the ANP and the Brazilian Pre-Salt Oil and Natural Gas Management Company (Empresa Brasileira de Administração de Petróleo e Gás Natural S.A. - Pré-Sal Petróleo PPSA) on December 2, 2013.

The contract granted rights to explore and operate oil and gas production in a strategic pre-salt area known as the Libra block, located in ultra-deep waters in the Santos Basin. This was the first oil and gas production sharing contract signed in Brazil. The contract is for 35 years and cannot be renewed.

A signature bonus (acquisition cost) of R$ 15,000 was paid by the consortium. The Company paid R$ 6,000 (its share of the acquisition cost paid by the consortium) recognized in its intangible assets as rights and concessions.

13.5.   Service concession agreement - Distribution of piped natural gas

As of December 31, 2014, intangible assets include service concession agreements related to piped natural gas distribution in Brazil, in the amount of R$ 558 maturing between 2029 and 2043, which may be renewed. According to the distribution agreements, service is be provided to customers in the industrial, residential, commercial, automotive, air conditioning and transport sectors, among others.

The consideration receivable is a factor of a combination of operating costs and expenses, and return on capital invested. The rates charged for gas distribution are subject to periodic reviews by the state regulatory agency.

The agreements establish an indemnity clause for investments in assets which are subject to return at the end of the service agreement, to be determined based on evaluations and appraisals.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

14.        Impairment

14.1.   Property, plant and equipment and intangible assets

For impairment testing purposes the Company generally uses the value in use of its property, plant and equipment and intangible assets (individually or grouped into cash-generating units - CGUs) as their recoverable amount. In measuring value in use, the Company bases its cash flow projections on (i) the estimated useful life of the asset or assets grouped into the CGU; (ii) assumptions and financial budgets/forecasts approved by Management for the period corresponding to the expected life cycle of each different business; and (iii) a pre-tax discount rate, which is derived from the Company’s post-tax weighted average cost of capital (WACC). The Company’s identified cash-generating units are set out in note 5.2.

Cash flow projections used to measure the value in use of the CGUs are mainly based on the following assumptions: (i) average Brazilian real x U.S. dollar exchange rate of R$ 2.85 / US$ 1. in 2015 and 2016 converging to R$ 2.61 in the long run; and (ii) Brent crude oil price at US$ 52 in 2015 and converging to US$ 85 over the long term.

14.1.1. Changes in the CGUs into which certain assets are grouped

As set out in note 5.2, the Company excluded two assets from the “Downstream CGU”: (i) Complexo Petroquímico do Rio de Janeiro (Comperj) and (ii) the second refining unit in the Abreu e Lima refinery (RNEST); and one asset from the natural gas CGU: Unidade de Fertilizantes Nitrogenados (UFNIII).

a)      Downstream CGU

The Company had grouped all refineries and associated assets, terminals and pipelines, as well as logistics assets operated by Transpetro, located in Brazil into a single CGU referred to as the “Downstream CGU”.

However, during the quarter ended December 31, 2014, changes in circumstances prompted a review of the Company’s planned projects and ultimately led Management to revise certain projects under construction. As a result, Petrobras has recently decided to postpone for an extended period of time the completion of the following refining projects: (i) Petrochemical Complex of Rio de Janeiro (Complexo Petroquímico do Rio de Janeiro - Comperj); and (ii) the second refining unit in the Abreu e Lima refinery (RNEST). For that reason, as of December 31, 2014, those assets under construction were removed from the “Downstream CGU” and were tested for impairment individually.

Those circumstances include: (i) a decrease in expected future operating revenues following the decline of international crude oil prices; (ii) the devaluation of the Brazilian real, and the increased cash outflows to service the Company’s debt in the near term, most of which is denominated in foreign currencies; (iii) Petrobras’s current inability to access the capital markets; and (iv) insolvency of contractors and suppliers and a consequent shortage of qualified contractors and suppliers (as a result of the difficulties created for suppliers by the Lava Jato investigation or otherwise).

Comperj was designed to increase the Company’s refining capacity and meet the expected growth in oil products demand in Brazil, especially diesel, naphtha, jet fuel, coke, LPG (liquid petroleum gas) and fuel oil. Its first refining unit is expected to process 165 thousand bpd when completed.

RNEST was designed to process 230 thousand bpd, 70% of which would be diesel, including a potential production capacity increase to 260 thousand bpd following the Company’s Intermediate Products and Gasoline Production Increase Program (Programa de Elevação de Médios e Gasolina - Promega). The refining process comprises two identical refining units with a production capacity of 115 thousand bpd each when completed. Each refining unit includes units for atmospheric distillation, delayed coking, hydro-treating of diesel and naphtha, hydrogen production, amine treating, acid water treating, caustic regeneration and support facilities.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

Postponing the construction work for those projects for an extended period of time was the basis for the Company’s decision to remove Comperj and the second refining unit of RNEST from the Downstream CGU and test their recoverability individually. Petrobras understands it would not be appropriate to maintain those assets grouped into the Downstream CGU for an extended period of time, based exclusively on Management’s expectations with respect to the future use of those assets, which would not be corroborated, especially considering the postponement of construction work.

b)     Natural Gas CGU

The Company had grouped all natural gas pipelines, natural gas processing plants and fertilizers and nitrogen products plants located in Brazil into a single CGU referred to as the “Natural Gas CGU”.

However, during the quarter ended December 31, 2014, after the postponement of construction work of Unidade de Fertilizantes Nitrogenados III (UFN III), a fertilizers plant in the state of Mato Grosso do Sul, the Company rescinded the construction contract with Consórcio UFN III due to poor performance. Following the postponement of construction work, the Company decided to revise the project’s start-up schedule and postpone the engagement of a different contractor to continue construction work, for the period during which its cash preserving measures are in force. For those reasons, the Company considers the postponement of UFN III the basis for the decision to remove it from the “Natural Gas CGU” as of December 31, 2014, and has tested UFN III for impairment individually.

UFN III is projected to have a production capacity of 1.2 million tons of urea and 70 thousand tons of amine to meet the demand for those products in the states of Mato Grosso, Mato Grosso do Sul, Goiás, São Paulo and Paraná.

14.1.2. Impairment of property, plant and equipment and intangible assets

In the quarter ended December 31, 2014, the Company recognized impairment losses and reversals of impairment losses for certain assets and CGUs in the statement of income, as set out below:

	Consolidated
Assets or CGUs, by nature	Carrying amount	Recoverable amount	Impairment (*) (**)	Business segment	Comments
Producing properties: assets related to E&P activities in Brazil (several CGUs)	17,067	12,918	4,149	E&P - Brazil	see item (a)
Oil and gas production and drilling equipment	2,898	1,474	1,424	E&P - Brazil	see item (b)
Oil and gas producing properties abroad	8,302	3,873	4,429	E&P - Inter.	see item (c)
Comperj	25,820	3,987	21,833	RTM - Brazil	see item (d)
2nd refining unit of RNEST	16,488	7,345	9,143	RTM - Brazil	see item (e)
Complexo Petroquímico Suape	7,563	4,585	2,978	RTM - Brazil	see item (f)
Araucária (fertilizers plant)	927	667	260	Gas & Power	see item (g)
Nansei Sekiyu K.K. refinery	343	−	343	RTM - Inter.	see item (e)
Others	71	86	(15)
Total	79,479	34,935	44,544

(*) Impairment losses and reversals.
(**) Excludes impairment charges on assets classified as held for sale of R$ 92.

a)      Producing properties in Brazil

Impairment losses of R$ 4,149 were recognized, mainly with respect to certain oil and gas fields under E&P concessions, whose recoverable amount was determined to be below their carrying amount. Cash flow projections are based on: financial budgets/forecasts approved by Management; and a 7.2% p.a. (6.1% p.a. in 2013) post-tax discount rate (real rate, excluding inflation) derived from the WACC for the E&P business. The impairment losses are mainly related to the impact of the recent decline in international crude oil prices on the Company’s price assumptions and were principally recognized for the following fields: Frade, Pirapitanga, Tambuatá, Carapicu and Piracucá.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

b)     Oil and gas production and drilling equipment in Brazil

Impairment losses of R$ 1,424 were recognized in oil and gas production and drilling equipment, unrelated to oil and gas producing properties. Cash flow projections are based on: financial budgets/forecasts approved by Management; and an 8% p.a. (6.6% p.a. in 2013) post-tax discount rate (real rate, excluding inflation) derived from the WACC for the oil and gas services and equipment industry. The impairment losses are mainly related to idle capacity of two drilling rigs in the future and to the demobilization of two oil platforms, which were not deployed in any oil and gas property as of December 31, 2014.

c)      Producing properties abroad

Impairment losses of R$ 4,429 were recognized in international E&P assets. Cash flow projections are based on: financial budgets/forecasts approved by Management; and 5.4% p.a. to 11.2% p.a. (5.1% p.a. to 10.9% p.a. in 2013) post-tax discount rates (real rates, excluding inflation) derived from the WACC for the E&P business in different countries. The impairment losses are mainly in Cascade and Chinook producing properties located in the United States (R$ 4,162) and are mainly attributable to the recent decline in international crude oil prices.

d)     Comperj

An impairment loss of R$ 21,833 was recognized in Comperj. Cash flow projections are based on: financial budgets/forecasts approved by Management; and a 7% p.a. (5.8% p.a. in 2013, when this asset was tested for impairment grouped into the Downstream CGU) post-tax discount rate (real rate, excluding inflation) derived from the WACC for the refining business. The impairment loss is mainly attributable to: (i) project planning deficiencies; (ii) the use of a higher discount rate, reflecting a specific risk premium for the postponed projects; (iii) a delay in expected future cash inflows resulting from postponing the project; and (iv) the Company’s business context of lower projected economic growth.

e)      Second refining unit in RNEST

An impairment loss of R$ 9,143 was recognized in the second refining unit in RNEST. Cash flow projections are based on: financial budgets/forecasts approved by Management; and a 7% p.a. (5.8% p.a. in 2013, when this asset was tested for impairment grouped into the Downstream CGU) post-tax discount rate (real rate, excluding inflation) derived from the WACC for the refining business. The impairment loss is mainly attributable to: (i) project planning deficiencies; (ii) the use of a higher discount rate, reflecting a specific risk premium for the postponed projects; (iii) a delay in expected future cash inflows resulting from postponing the project; and (iv) the Company’s business context of lower projected economic growth.

f)       Suape Petrochemical Complex

An impairment loss of R$ 2,978 was recognized in Companhia Integrada Têxtil de Pernambuco S.A. - CITEPE and Companhia Petroquímica de Pernambuco S.A. – PetroquímicaSuape. Cash flow projections are based on: 30-year period and zero-growth rate perpetuity; financial budgets/forecasts approved by Management; and a 6.2% p.a. (5.4% p.a. in 2013) post-tax discount rate (real rate, excluding inflation) derived from the WACC for the petrochemical business. The impairment loss is mainly attributable to changes in market assumptions and forecasts resulting from a decrease in economic activity, a reduction in the spread for petrochemical products in the international market and modifications in tax regulations.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

g)      Araucária Nitrogenados S.A.

An impairment loss of RS$ 260 was recognized in Araucária Nitrogenados S.A. (a fertilizers plant). Cash flow projections are based on: financial budgets/forecasts approved by Management; and a 6.1% p.a. (5.9% p.a. in 2013) post-tax discount rate (real rate, excluding inflation) derived from the WACC for the fertilizers business. The impairment loss is mainly attributable to operational inputs that required higher capital expenditures during 2014.

h)     Nansei Sekiyu K.K. refinery

A R$ 343 impairment loss was recognized for the international downstream assets resulting from the Company’s  decision to close its Japanese refinery, Nansei Sekiyu KK.

14.2.   Investments in associates and joint ventures (including goodwill)

Value in use is generally used for impairment test of goodwill associated with investments in associates and joint ventures. The basis for estimates of cash flow projections includes: projections covering a period of 5 to 12 years, zero-growth rate perpetuity, budgets, forecasts and assumptions approved by management and a pre-tax discount rate derived from the WACC or the Capital Asset Pricing Model (CAPM), when applicable.

The carrying amount and the value in use of the investments in associates and joint ventures that include goodwill as of December 31, 2014 are set out below:

Investment	Segment	Pos-tax discount rate (real interest rate p.a.) (*)	Value in use	Carrying amount
Braskem S.A.	RTM	9,7% to 10,1%	8,844	4,544
Natural Gas Distributors	Gas & Power	4,8%	3,388	904
Guarani S.A.	Biofuels	7,3%	2,258	1,377
(*) Post-tax discount rate in 2013 (real interest rate p.a.) of 8.9% to 9.6% to Braskem; 4.1% to Natural Gas Distributors; and 5.9% to Guarani.

14.2.1. Investment in publicly traded associate (Braskem S.A.)

Braskem’s shares are publicly traded on stock exchanges in Brazil and abroad. The quoted market value as of December 31, 2014, was R$ 3,620, based on the quoted values of both Petrobras’s interest in Braskem’s common stock (47% of the outstanding shares), and preferred stock (22% of the outstanding shares) as set out in note 11.4. However, there is extremely limited trading of the common shares, since non-signatories of the shareholders’ agreement hold only approximately 3% of the common shares.

In addition, given the operational relationship between Petrobras and Braskem, the recoverable amount of the investment, for impairment testing purposes, was determined based on value in use, considering future cash flow projections and the manner in which the Company can derive value from this investment via dividends and other distributions to arrive at its value in use. As the recoverable amount was higher than the carrying amount, no impairment losses were recognized for this investment.

Cash flow projections to determine the value in use of Braskem were based on the following key assumptions: (i) estimated average exchange rate of R$ 2.85 to U.S.$1 in 2015 and 2016 (converging to R$ 2.61 in the long run); (ii) Brent crude oil price of US$ 52 for 2015, increasing to U.S.$ 85 over the long term; (iii) prices of feedstock and petrochemical products reflecting projected international prices; (iv) petrochemical products sales volume estimates reflecting projected Brazilian and global G.D.P growth; and (v) increases in the EBITDA margin during the growth cycle of the petrochemical industry in the next years and declining in the long run.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

14.3.   Allowance for losses on net investments

E&P operations of affiliates of Petrobras Argentina S.A. (a subsidiary of Petrobras International Braspetro B.V. – PIB BV) and of a joint venture of PIB BV, Petrobras Oil & Gas B.V. (PO&G) in Africa were negatively affected by a decrease in international crude oil prices. Allowances for losses on those investments were recognized in the amounts of R$ 414 and R$ 224, respectively, in share of earnings in equity-accounted investments.

14.4.   Assets classified as held for sale

Impairment losses were recognized in E&P assets classified as held for sale. The Board of Directors approved the disposal of PI, PIII, PIV and PV drilling rigs and PXIV platform and their fair value was below their carrying amount. Therefore, impairment losses in the amount of R$ 93 were recognized.

15.        Exploration for and evaluation of oil and gas reserves

The exploration and evaluation activities include the search for oil and gas from obtaining the legal rights to explore a specific area to the declaration of the technical and commercial viability of the reserves.

Changes in the balances of capitalized costs directly associated with exploratory wells pending determination of proved reserves and the balance of amounts paid for obtaining rights and concessions for exploration of oil and natural gas (capitalized acquisition costs) are set out in the table below:

	Consolidated
Capitalized Exploratory Well Costs / Capitalized Acquisition Costs (*)	2014	2013
Property, plant and equipment
Opening Balance	20,619	21,760
Additions to capitalized costs pending determination of proved reserves	10,039	10,680
Capitalized exploratory costs charged to expense	(3,145)	(2,754)
Transfers upon recognition of proved reserves	(9,300)	(9,056)
Cumulative translation adjustment	381	(11)
Closing Balance	18,594	20,619
Intangible Assets (**)	8,085	32,516
Capitalized Exploratory Well Costs / Capitalized Acquisition Costs	26,679	53,135

(*) Amounts capitalized and subsequently expensed in the same period have been excluded from the table above.
(**) The balance of intangible assets in 2013 includes amounts related to the Assignment Agreement (note 12.3).

Exploration costs recognized in the statement of income and cash used in oil and gas exploration and evaluation activities are set out in the table below:

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

	Consolidated
	2014	2013
Exploration costs recognized in the statement of income
Geological and geophysical expenses	1,972	2,069
Exploration expenditures written off (includes dry wells and signature bonuses)	5,048	4,169
Other exploration expenses	115	207
Total expenses	7,135	6,445
Cash used in:
Operating activities	2,087	2,275
Investment activities	11,508	18,892
Total cash used	13,595	21,167

15.1.   Aging of Capitalized Exploratory Well Costs

The tables below set out the amounts of exploratory well costs that have been capitalized for a period of one year or for a period of greater than one year after the completion of drilling, the number of projects to which the costs that have been capitalized for a period of greater than one year relate and an aging of those amounts by year (including the number of wells to which those costs relate).

Aging of capitalized exploratory well costs*	Consolidated
	2014	2013
Exploratory well costs capitalized for a period of one year	5,377	6,016
Exploratory well costs capitalized for a period of greater than one year	13,217	14,603
Ending balance	18,594	20,619
Number of projects to which the exploratory well costs capitalized for a period of greater than one year relate	69	86
	2014	Number of wells
2013	5,213	32
2012	3,984	25
2011	1,692	15
2010	772	5
2009 and previous years	1,556	15
Ending balance	13,217	92

(*) Amounts paid for obtaining rights and concessions for exploration of oil and gas (capitalized acquisition costs) are not included.

Exploratory well costs that have been capitalized for a period of greater than one year since the completion of drilling amount to R$ 13,217. Those costs relate to 69 projects comprising R$ 10,225 for wells in areas in which there has been ongoing drilling or firmly planned drilling activities in the near term and for which an evaluation plan (“Plano de Avaliação”) has been submitted for approval by ANP; and R$ 2,992 relate to costs incurred to evaluate the reserves and their potential development.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

16.        Trade payables

	Consolidated		Parent Company
	2014	2013	2014	2013
Third parties in Brazil	13,146	12,523	10,879	10,696
Third parties abroad	11,262	14,198	4,869	4,410
Related parties	1,516	1,201	10,827	10,855
Balance on current liabilities	25,924	27,922	26,575	25,961

+

17.            Finance debt

The Company obtains funding through debt financing for capital expenditures to develop crude oil and natural gas producing properties, construct vessels and pipelines, construct and expand industrial plants, among other uses.

The Company has covenants in its loan agreements and notes issued in the capital markets requiring, among other obligations, the presentation of interim financial statements within 90 days of the end of each quarter (not reviewed by independent auditors) and audited financial statements within 120 days of the end of each fiscal year. These obligations do not represent immediate events of default and the grace period in which the Company has to deliver these financial statements ranges from 30 to 60 days in the difference agreements. Delivering financial statements is an obligation included in most financing agreements and non-compliance with that obligation can trigger an event of default and thus acceleration of the debt.

A roll-forward of non-current debt is set out below:

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

	Consolidated					Parent Company
	Export Credit Agencies	Banking Markets	Capital Markets	Others	Total	Total
Non-current
In Brazil
Opening balance at January 1, 2013	−	63,301	2,564	130	65,995	33,360
Cumulative translation adjustment (CTA)	−	(6)	−	−	(6)	−
Additions (new funding obtained)	−	22,576	512	−	23,088	33,187
Interest incurred during the year	−	185	35	7	227	37
Foreign exchange/inflation indexation charges	−	3,257	117	4	3,378	679
Transfer from long term to short term	−	(21,348)	(391)	(27)	(21,766)	(18,944)
Transfer to liabilities associated with assets classified as held for sale	−	(30)	−	−	(30)	−
Balance as of December 31, 2013	−	67,935	2,837	114	70,886	48,319
Abroad
Opening balance at January 1, 2013	10,310	39,816	63,412	1,285	114,823	36,911
Cumulative translation adjustment (CTA)	1,032	5,134	12,825	155	19,146	−
Additions (new funding obtained)	3,359	19,803	23,713	188	47,063	34,676
Interest incurred during the year	2	30	77	17	126	2,304
Foreign exchange/inflation indexation charges	343	1,926	605	64	2,938	10,331
Transfer from long term to short term	(1,447)	(2,826)	(902)	(91)	(5,266)	(26,804)
Transfer to liabilities associated with assets classified as held for sale	−	(849)	−	−	(849)	−
Balance at December 31, 2013	13,599	63,034	99,730	1,618	177,981	57,418
Total Balance as of December 31, 2013	13,599	130,969	102,567	1,732	248,867	105,737

Non-current
In Brazil
Opening balance at January 1, 2014	−	67,935	2,837	114	70,886	48,319
Cumulative translation adjustment (CTA)	−	133	−	−	133	−
Additions (new funding obtained)	−	10,130	800	−	10,930	9,088
Interest incurred during the year	−	474	−	−	474	275
Foreign exchange/inflation indexation charges	−	2,518	192	3	2,713	1,641
Transfer from long term to short term	−	(3,395)	(373)	(43)	(3,811)	(870)
Balance as of December 31, 2014	−	77,795	3,456	74	81,325	58,453
Abroad
Opening balance at January 1, 2014	13,599	63,034	99,730	1,618	177,981	57,418
Cumulative translation adjustment (CTA)	1,154	7,711	16,921	135	25,921	−
Additions (new funding obtained)	665	15,633	32,542	−	48,840	40,106
Interest incurred during the year	9	50	108	18	185	2,191
Foreign exchange/inflation indexation charges	250	1,004	(3,392)	50	(2,088)	11,343
Transfer from long term to short term	(1,747)	(8,018)	(2,979)	(98)	(12,842)	(18,112)
Balance as of December 31, 2014	13,930	79,414	142,930	1,723	237,997	92,946
Total Balance as of December 31, 2014	13,930	157,209	146,386	1,797	319,322	151,399

	Consolidated		Parent Company
Current	12.31.2014	12.31.2013	12.31.2014	12.31.2013
Short term debt	9,253	8,560	17,067	22,042
Current portion of long term debt	18,182	7,304	29,433	23,583
Accrued interest	4,088	2,880	2,094	1,002
	31,523	18,744	48,594	46,627

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

17.1.   Summarized information on current and non-current finance debt

	Consolidated
Maturity in	up to 1 year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	5 years and onwards	Total (*)	Fair value

Financing in Brazilian Reais (R$):	3,753	7,403	6,341	6,814	11,100	26,812	62,223	53,591
Floating rate debt	2,362	6,281	4,551	5,121	9,446	20,600	48,361
Fixed rate debt	1,391	1,122	1,790	1,693	1,654	6,212	13,862
Average interest rate	9.9%	11.9%	13.7%	11.0%	10.2%	8.2%	10.0%

Financing in U.S. Dollars (US$):	24,820	23,871	23,254	29,488	47,093	80,719	229,245	213,977
Floating rate debt	19,571	11,460	13,460	22,962	33,313	22,865	123,631
Fixed rate debt	5,249	12,411	9,794	6,526	13,780	57,854	105,614
Average interest rate	3.0%	4.3%	4.5%	4.1%	4.2%	5.3%	4.5%

Financing in R$ indexed to US$:	684	1,039	1,861	1,857	1,850	16,251	23,542	25,456
Floating rate debt	45	51	51	47	40	132	366
Fixed rate debt	639	988	1,810	1,810	1,810	16,119	23,176
Average interest rate	6.9%	7.1%	7.0%	7.0%	7.0%	7.0%	7.0%

Financing in Pound Sterling (£):	192	−	−	−	−	7,102	7,294	6,374
Fixed rate debt	192	−	−	−	−	7,102	7,294
Average interest rate	4.1%	−	−	−	−	6.2%	6.2%

Financing in Japanese Yen :	1,177	1,042	251	228	−	−	2,698	2,735
Floating rate debt	228	227	227	227	−	−	909
Fixed rate debt	949	815	24	1	−	−	1,789
Average interest rate	1.2%	1.9%	1.2%	1.1%	−	−	1.5%

Financing in Euro :	881	35	35	8,867	4,209	11,793	25,820	23,790
Floating rate debt	73	33	33	33	33	505	710
Fixed rate debt	808	2	2	8,834	4,176	11,288	25,110
Average interest rate	3.5%	2.1%	2.1%	3.8%	3.9%	4.3%	4.0%

Financing in other currencies:	16	7	−	−	−	−	23	23
Fixed rate debt	16	7	−	−	−	−	23
Average interest rate	14.0%	15.3%	−	−	−	−	14.4%

Total as of December 31, 2014	31,523	33,397	31,742	47,254	64,252	142,677	350,845	325,946
Total Average interest rate	3.9%	6.0%	6.4%	5.2%	5.3%	6.0%	5.6%

Total as of December 31, 2013	18,744	17,017	29,731	20,331	37,598	144,190	267,611	269,956

* The average maturity of outstanding debt as of December 31, 2014 is 6.10 years.

The fair value of the Company's finance debt is determined primarily by quoted prices in active markets for identical liabilities (level 1), when applicable. When a quoted price for an identical liability is not available, the fair value is determined based on the yield curve of the Company's most liquid bonds (level 2).

The sensitivity analysis for financial instruments subject to foreign exchange variation is set out in note 32.2.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

17.2.    Capitalization rate used to determine the amount of borrowing costs eligible for capitalization

The capitalization rate used to determine the amount of borrowing costs eligible for capitalization was the weighted average of the borrowing costs applicable to the borrowings that were outstanding during the period, other than borrowings made specifically for the purpose of obtaining a qualifying asset. In 2014 the capitalization rate was 4.9% p.a. (4.5% p.a. in 2013). This rate was applied to the balance of assets under construction as the basis for capitalizing borrowing costs, when eligible.

17.3.   Lines of credit – Outstanding balance

Company	Available (Lines of Credit)	Used	Balance

Abroad (Amount in US$ million)
PGT	500	−	500
Petrobras	2,500	530	1,970

In Brazil
Transpetro	10,058	2,841	7,217
Petrobras	14,503	12,502	2,001
PNBV	9,878	989	8,889
Liquigás	141	135	6

17.4.   Guarantees

The financial institutions which have provided financing have not required Petrobras to provide guarantees related to loans, except for certain specific funding instruments to promote economic development, which are collateralized by tangible assets.

The loans obtained by structured entities are collateralized based on projects’ assets, as well as liens on receivables and shares of the structured entities, collateralize the loans obtained by structured entities.

The Company’s capital market financing relates primarily to unsecured global notes.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

18.        Leases

Future minimum lease payments/receivables from non-cancelable operating leases and finance leases are set out below:

							Consolidated		Parent Company
						Financial	Operational	Financial	Operational
Estimated commitments	Future Value of Receipts	Annual Interest on Receipts	Present Value of Receipts	Future Value of Payments	Annual Interest on Payments	Present Value of Payments	Payments	Future value	Payments
2015	508	(297)	211	55	(13)	42	38,898	1,609	47,125
2016 - 2019	2,111	(1,198)	913	181	(98)	83	102,262	2,797	137,026
2020 and thereafter	4,679	(1,780)	2,899	607	(542)	65	173,345	1,496	248,301
As of December 31, 2014	7,298	(3,275)	4,023	843	(653)	190	314,505	5,902	432,452
Current			157			42		1,609
Non-current			3,866			148		4,293
As of December 31, 2013			3,563			209	294,815	7,743	409,285

In 2014, the balance of estimated future minimum lease payments under operating leases includes R$ 184,778 in the Consolidated and R$ 159,466 in the Parent Company (in 2013, R$ 189,854 in the Consolidated and R$ 156,605 in the Parent Company) with respect to assets under construction, for which the lease term has not commenced.

During 2014, the Company recognized expenditures of R$ 25,110 for consolidated operating lease installments and R$ 35,495 in the Parent Company (during 2013, R$ 24,917 for consolidated and R$ 31,963 in the Parent Company).

Operating leases mainly include oil and gas production facilities, drilling rigs and other exploration and production equipment, vessels and support vessels, helicopters, land and buildings.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

19.        Related party transactions

19.1.   Commercial transactions and other operations

Petrobras carries out commercial transactions with its subsidiaries, joint arrangements, consolidated structure entities and associates at market prices and market conditions.

19.1.1.  By transaction and by company

	Parent Company
	Jan-Dec/2014						31.12.2014
By operation	Income (expense	Current Assets	Non-current Assets	Total	Current Liabilities	Non-current Liabilities	Total
Revenues (mainly sales revenues)	156,614
Foreign exchange and inflation indexation charges, net	(2,139)
Financial income (expenses), net	(5,012)
Trade and other receivables		11,687	8,226	19,913
Trade and other receivables (mainly from sales)		10,224	−	10,224
Dividends receivable		1,053	−	1,053
Intercompany loans		−	6,828	6,828
Capital increase (advance)		−	397	397
Related to construction of natural gas pipeline		−	868	868
Other operations		410	133	543
Finance leases					(1,608)	(4,229)	(5,837)
Financing on credit operations					(5,010)	−	(5,010)
Intercompany loans					−	(29,816)	(29,816)
Prepayment of exports					(20,907)	(46,607)	(67,514)
Accounts payable to suppliers					(10,827)	−	(10,827)
Purchases of crude oil, oil products and others					(7,130)	−	(7,130)
Affreightment of platforms					(3,312)	−	(3,312)
Advances from clients					(414)	−	(414)
Others					29	−	29
Other operations					−	(143)	(143)
As of December 31, 2014	149,463	11,687	8,226	19,913	(38,352)	(80,795)	(119,147)
As of December 31, 2013	129,272	9,020	2,364	11,384	(36,098)	(46,071)	(82,169)

	Parent Company
	Jan-Dez/2014	12.31.2014
	Income (expense	Current Assets	Non-current Assets	Total	Current Liabilities	Non-current Liabilities	Total
Subsidiaries (*)
Petrobras Distribuidora - BR	94,780	2,365	6,616	8,981	(275)	(20)	(295)
PIB-BV Holanda	19,872	2,279	94	2,373	(28,405)	(76,474)	(104,879)
Gaspetro	9,721	1,452	868	2,320	(440)	−	(440)
PNBV	1,861	2,836	23	2,859	(4,031)	−	(4,031)
Transpetro	725	356	−	356	(941)	−	(941)
Fundo de Investimento Imobiliário	(178)	63	−	63	(233)	(1,098)	(1,331)
Thermoelectrics	(165)	65	227	292	(92)	(1,002)	(1,094)
TAG	(851)	402	−	402	(2,233)	−	(2,233)
Other subsidiaries	5,878	1,329	393	1,722	(960)	−	(960)
	131,643	11,147	8,221	19,368	(37,610)	(78,594)	(116,204)
Structured Entities
CDMPI	(131)	−	−	−	(294)	(1,408)	(1,702)
PDET Off Shore	(120)	−	−	−	(205)	(721)	(926)
	(251)	−	−	−	(499)	(2,129)	(2,628)
Associates
Companies from the petrochemical sector	18,066	535	−	535	(164)	(72)	(236)
Other associates	5	5	5	10	(79)	−	(79)
	18,071	540	5	545	(243)	(72)	(315)
	149,463	11,687	8,226	19,913	(38,352)	(80,795)	(119,147)

(*) Includes its subsidiaries and joint ventures.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

19.1.2.  Annual rates for intercompany loans

Intercompany loans are charged at interest rates based on market parameters and pursuant to applicable regulations, as set out below:

	Parent Company
	Assets
	2014	2013	2014	2013
Up to 5%	−	−	(4,269)	(4,288)
From 5.01% to 7%	−	−	(23,713)	(20,267)
From 7.01% to 9%	−	−	(1,834)	(1,719)
More than 9.01%	6,828	279	−	−
	6,828	279	(29,816)	(26,274)

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

19.2.   Receivables investment fund

The Parent Company invests in the receivables investment fund (FIDC-NP and FIDC-P), which comprises mainly receivables and non-performing receivables arising from the operations performed by subsidiaries of the Petrobras Group.

Investments in government bonds made by the FIDC-NP and FIDC-P are recognized as cash and cash equivalents or marketable securities, according to their expected realization terms.

Capitalized finance charges from the disposal of receivables and/or non-performing receivables are recognized as other current assets. The assignment of non-performing receivables is recognized as current debt within current liabilities.

	Parent Company
		Current Assets	Current Liabilities		Net finance income (expense)
	Cash and cash equivalents and Marketable securities	Assignments of performing receivables	Assignments of non-performing receivables	Finance Income FIDC	Finance Expense FIDC
2014	8,334	(1,536)	(17,067)	166	(1,525)
2013	14,748	(875)	(22,042)	212	(1,393)

19.3.    Guarantees Granted

Petrobras guarantees certain financial operations carried out by its subsidiaries abroad.

Petrobras, based on contractual clauses that support the financial operations between the subsidiaries and third parties, guarantees the payment of debt service in the event that a subsidiary defaults on a debt.

The outstanding balance of financial operations carried out by these subsidiaries and guaranteed by Petrobras is set out below:

	2014						2013
Maturity date of the loans	PNBV	PGF	PGT	TAG	Others	Total	Total
2014	−	−	−	−	−	−	8,271
2015	7,077	3,320	3,984	−	52	14,433	6,050
2016	2,340	15,783	−	−	−	18,123	17,980
2017	2,707	12,617	−	−	797	16,121	7,208
2018	8,259	14,693	9,297	−	872	33,121	26,196
2019	7,305	20,625	18,328	−	−	46,258	40,234
2020 and thereafter	12,416	77,588	22,259	12,721	1,728	126,712	79,296
	40,104	144,626	53,868	12,721	3,449	254,768	185,235

19.4.   Investment fund of subsidiaries abroad

At December 31, 2014, a subsidiary of PIB BV had amounts invested in an investment fund abroad that held debt securities of other subsidiaries of Petrobras, mainly related to Gasene, Malhas, CDMPI, CLEP and Marlim Leste (P-53), among other investments, in the amount of R$ 17,594 (R$ 17,368 at December 31, 2013).

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

19.5.   Transactions with joint ventures, associates, government entities and pension funds

The balances of significant transactions are set out in the table below:

	Consolidated
			2014			2013
	Income (expense)	Assets	Liabilities	Income (expense)	Assets	Liabilities
Joint ventures and associates
State-controlled gas distributors	10,592	1,343	519	8,457	994	490
Petrochemical companies	18,153	545	219	16,087	220	282
Other associates and joint ventures	1,183	405	699	2,028	328	452
	29,928	2,293	1,437	26,572	1,542	1,224

Government entities
Government bonds	1,553	11,525	−	2,252	14,634	−
Banks controlled by the Federal Government	(7,698)	10,131	75,181	(4,258)	6,562	69,788
Receivables from the Electricity sector (note 8.4)	1,662	7,879	−	1,611	4,332	−
Petroleum and alcohol account - receivables from Federal government (note 19.6)	7	843	−	-	836	−
Federal Government - dividends and interest on capital	61	−	−	(38)	−	1,953
Others	198	639	595	199	491	781
	(4,217)	31,017	75,776	(234)	26,855	72,522
Pension plans	2	−	358	−	−	366
	25,713	33,310	77,571	26,338	28,397	74,112

Revenues (mainly sales revenues)	31,019			28,402
Foreign exchange and inflation indexation charges, net	(2,154)			(1,707)
Finance income (expenses), net	(3,152)			(357)
Current assets		17,837			17,739
Non-current assets		15,473			10,658
Current liabilities			4,928			8,358
Non-current liabilities			72,643			65,754
	25,713	33,310	77,571	26,338	28,397	74,112

19.6.   Petroleum and Alcohol accounts - Receivables from Federal Government

As of December 31, 2014, the balance of receivables related to the Petroleum and Alcohol accounts was R$ 843 (R$ 836 at December 31, 2013). Pursuant to Provisional Measure 2,181 of August 24, 2001, the Federal Government may settle this balance by using National Treasury Notes in an amount equal to the outstanding balance, or allow the Company to offset the outstanding balance against amounts payable to the Federal Government, including taxes payable, or both options.

The Company has provided all the information required by the National Treasury Secretariat (Secretaria do Tesouro Nacional - STN) in order to resolve disputes between the parties and conclude the settlement with the Federal Government.

Following several negotiation attempts at the administrative level, the Company filed a lawsuit in July 2011 to collect the receivables. Court-ordered expert proceedings are ongoing.

19.7.   Compensation of employees and officers

The criteria for compensation of employees and officers are established based on the current labor legislation and the Company’s policies related to Positions, Salaries and Benefits (Plano de Cargos e Salários e de Benefícios e Vantagens).

The compensation of employees (including those occupying managerial positions) and officers in the months of December 2014 and December 2013 were:

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

	Amounts in reais
Compensation of employees	2014	2013
Lowest compensation	2,710.19	2,430.21
Average compensation	15,031.44	12,979.59
Highest compensation	82,241.33	74,962.47

Compensation of highest paid Petrobras officer	98,758.65	91,723.46

The total compensation of Petrobras’ key management is set out below:

			2014			2013
	Officers	Board	Total	Officers	Board	Total
Salaries and benefits	9.7	1.2	10.9	8.8	1.1	9.9
Social charges (*)	2.6	0.2	2.8	2.3	0.2	2.5
Pension	0.7	−	0.7	0.7	−	0.7
Variable remuneration (**)	3.3	−	3.3	3.6	−	3.6
Total remuneration - scope	16.3	1.4	17.7	15.4	1.3	16.7
Total remuneration - held payment	15.4	1.4	16.8	13.1	1.2	14.3
Number of members	7	10	17	7	10	17

(*) The compensation of executive officers and directors is based on legal requirements and guidelines established by the Brazilian Department of Oversight and Governance of State-controlled Companies (Departamento de Coordenação e Governança das Empresas Estatais - DEST). DEST determined that social security and other employee-related taxes were included in the key management compensation proposed at the Annual General Meeting of 2014. Those taxes had been included since 2013, but were not included in the notes to the financial statements.

(**) Key management personnel variable compensation is based on operational and financial targets set out in a specific program. Those amounts are paid in installment payments over 4 years: 60% payable within twelve months of the end of the period and the remaining 40% are allocated in a straight-line over the following three years.

In 2014 board members and officers of the consolidated Petrobras group received R$ 72.6 as compensation (R$ 59.3 in 2013).

20.        Provision for decommissioning costs

	Consolidated		Parent Company
Non-current liabilities	2014	2013	2014	2013
Opening balance	16,709	19,292	15,320	18,391
Adjustment to provision	6,196	(2,051)	6,286	(2,176)
Payments made	(1,603)	(1,092)	(1,422)	(1,062)
Interest accrued	475	426	446	412
Others	181	134	−	(245)
Closing balance	21,958	16,709	20,630	15,320

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

21.        Taxes

21.1.   Income taxes

Income taxes			Consolidated		Parent Company
	Current assets		Current liabilities		Current assets
	2014	2013	2014	2013	2014	2013
Taxes in Brazil	2,705	2,229	370	369	1,297	1,468
Taxes Abroad	118	255	287	290	0	0
	2,823	2,484	657	659	1,297	1,468

	Current assets		Non-current assets		Current liabilities
	2014	2013	2014	2013	2014	2013
	Consolidated
Taxes In Brazil
ICMS/ Deferred ICMS (VAT)	4,707	3,801	2,090	2,059	3,386	2,727
PIS and COFINS/ Deferred PIS and COFINS (Taxes on Revenues)	2,201	4,846	7,923	9,831	784	538
CIDE	35	46	−	−	20	37
Production Taxes (Special Participation / Royalties)	−	−	−	−	4,031	5,698
Withholding income tax and social contribution	−	−	−	−	1,290	600
Others	195	353	610	684	745	821
	7,138	9,046	10,623	12,574	10,256	10,421
Taxes Abroad	162	116	22	29	540	517
	7,300	9,162	10,645	12,603	10,796	10,938

	Parent Company
Taxes In Brazil
ICMS/ Deferred ICMS (VAT)	3,829	3,125	1,940	1,981	3,080	2,389
PIS and COFINS/ Deferred PIS and COFINS (Taxes on Revenues)	1,639	4,405	7,003	8,918	625	465
CIDE	35	46	−	−	20	37
Production Taxes (Special Participation / Royalties)	−	−	−	−	4,031	5,698
Withholding income tax and social contribution	−	−	−	−	1,233	544
Others	106	237	−	−	518	601
	5,609	7,813	8,943	10,899	9,507	9,734

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

21.2.   Deferred income tax and social contribution - non-current

The grounds and expectations for realization are presented below:

a)      Changes in deferred income tax and social contribution are set out in the tables below:

	Consolidated										Parent Company
	Property, Plant and Equipment
	Oil and gas exploration costs	Others	Loans, trade and other receivables / payables and financing	Finance leases	Provision for legal proceedings	Tax losses	Inventories	Interest on capital	Others	Total	Total
Balance at January 1, 2013	(25,905)	(6,357)	1,147	(1,202)	707	2,267	955	2,146	4,378	(21,864)	(22,708)
Recognized in the statement of income for the year	(5,500)	(3,208)	644	(122)	270	7,912	386	1,013	(1,718)	(323)	(1,413)
Recognized in shareholders’ equity	−	−	3,037	120	−	162	−	−	(3,501)	(182)	(1,045)
Cumulative translation adjustment	−	(157)	12	−	(2)	(58)	(3)	1	(175)	(382)	−
Others (*)	−	337	(192)	(10)	(18)	988	8	(15)	1,094	2,192	907
Balance at December 31, 2013	(31,405)	(9,385)	4,648	(1,214)	957	11,271	1,346	3,145	78	(20,559)	(24,259)
Recognized in the statement of income for the year	(4,844)	10,172	779	(85)	420	6,752	(21)	(3,162)	(1,986)	8,025	8,555
Recognized in shareholders’ equity	−	−	4,734	(97)	−	(459)	−	−	3,175	7,353	6,815
Cumulative translation adjustment	−	(184)	9	−	(4)	338	10	(2)	(177)	(10)	−
Others (*)	−	(46)	(15)	(177)	24	(130)	−	−	156	(188)	(173)
Balance at December 31, 2014	(36,249)	557	10,155	(1,573)	1,397	17,772	1,335	(19)	1,246	(5,379)	(9,062)
Deferred tax assets										2,647	−
Deferred tax liabilities										(23,206)	(24,259)
Balance at December 31, 2013										(20,559)	(24,259)
Deferred tax assets										2,673	−
Deferred tax liabilities										(8,052)	(9,062)
Balance at December 31, 2014										(5,379)	(9,062)

(*) Relates primarily to disposal of interests in investees or mergers.

The deferred tax assets will be realized in proportion to the realized in proportion to the realization of the provisions and the final resolution of future events, both of which are based on estimates.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

b)     Timing of reversal of income taxes

The deferred tax assets will be realized in proportion to the realization of the provisions and the final resolution of future events, both of which are based on estimates.

The estimated schedule of recovery/reversal of net deferred tax assets (liabilities) recoverable (payable) as of December 31, 2014 is set out in the following table:

	Deferred income tax and social contribution
	Consolidated		Parent Company
	Assets	Liabilities	Assets	Liabilities

2015	289	33	−	−
2016 and thereafter	2,384	8,019	−	9,062
Recognized deferred tax credits	2,673	8,052	−	9,062
In Brazil	570	−	−	−
Abroad	8,501	−	−	−
Unrecognized deferred tax credits	9,071	−	−	−
Total	11,744	8,052	−	9,062

As of December 31, 2014, the Company had tax loss carryforwards from companies abroad, for which no deferred tax assets have been recognized, in the amount of R$ 8,501 (R$ 5,207 as of December 31, 2013) resulting from net operating losses, mainly from oil and gas exploration and production and refining activities in the United States in the amount of R$ 4,868 (R$ 3,936 as of December 31, 2013), as well as Spanish and Dutch companies, in the amount of R$ 2,344 and R$ 1,289, respectively.

An aging of the unrecognized tax carryforwards, from companies abroad, by lapse of the applicable statute of limitations is set out below:

Lapse of Statute of Limitations	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026 and after-wards	Total
Unrecognized deferred tax credits	99	193	412	614	129	1.191	428	173	222	15	5,025	8,501

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

21.3.   Reconciliation between statutory tax rate and tax expense

A reconciliation between tax expense and the product of “income before income taxes” multiplied by the Brazilian statutory corporate tax rates is set out in the table below:

	Consolidated		Parent Company
	2014	2013	2014	2013
Income (loss) before income taxes	(25,816)	28,155	(30,247)	24,821
Nominal income taxes computed based on Brazilian statutory corporate tax rates (34%)	8,777	(9,573)	10,284	(8,439)

Adjustments to arrive at the effective tax rate:
Interest on capital, net	169	2,974	−	2,812
Different jurisdictional tax rates for companies abroad	1,212	1,347	−	−
Tax incentives	60	127	9	7
Tax loss carryforwards (unrecognized tax losses)	(3,271)	22	−	−
Write-off - overpayments incorrectly capitalized (note 3)	(2,223)	−	(1,699)
Non taxable income (deductible expenses), net (*)	(834)	(395)	(39)	4,081
Tax credits of companies abroad in the exploration stage	(3)	(5)	−	−
Others	5	355	−	126
Income tax and social contribution expense	3,892	(5,148)	8,555	(1,413)
Deferred income tax and social contribution expense	8,025	(323)	8,555	(1,413)
Current income tax and social contribution	(4,133)	(4,825)	−	−
	3,892	(5,148)	8,555	(1,413)

Effective Tax Rate	15.1%	18.3%	28.3%	5.7%

(*) Includes share of earnings in equity-accounted investees.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

22.        Employee benefits (Post-Employment)

The carrying amounts of employee benefits (post-employment) are set out below:

	Consolidated		Parent Company
	2014	2013	2014	2013
Liabilities
Petros Pension Plan	20,916	12,515	19,924	12,025
Petros 2 Pension Plan	762	284	664	211
AMS Medical Plan	23,957	16,397	22,546	15,661
Other plans	283	257	−	−
	45,918	29,453	43,134	27,897

Current	2,115	1,912	2,026	1,820
Non-current	43,803	27,541	41,108	26,077
	45,918	29,453	43,134	27,897

22.1.   Petros Plan and Petros 2 Plan

The Company’s post-retirement plans are managed by Fundação Petrobras de Seguridade Social (Petros), which was established by Petrobras as a nonprofit legal entity governed by private law with administrative and financial autonomy.

a)      Petros Plan - Fundação Petrobras de Seguridade Social

The Petros Plan was established by Petrobras in July 1970 as a defined-benefit pension plan and currently provides post-retirement benefits for employees of Petrobras and Petrobras Distribuidora S.A., in order to complement government social security benefits. The Petros Plan has been closed to new participants since September 2002.

Petros contracts with an independent actuary to perform an annual actuarial review of its costs using the capitalization method for most benefits. The employers (sponsors) make regular contributions in amounts equal to the contributions of the participants (active employees, assisted employees and retired employees), on a parity basis.

In the event an eventual deficit is determined, participants of the plan and employers (sponsors) shall cover this deficit, pursuant to Brazilian Law (Constitutional Amendment 20/1998 and Complementary Law 109/2001), on the basis of their respective proportions of regular contributions made to the plan during the year in which the deficit arose.

As of December 31, 2014, the balance of the Terms of Financial Commitment (TFC), signed by Petrobras and Petros in 2008 is R$ 9,167 (R$ 8,870 in the Parent Company), including R$ 545 (R$ 526 in the Parent Company) related to interest expense due in 2015. The TFC are due in 20 years, with 6% p.a. semiannual coupon payments based on the updated balance. The Company holds crude oil and oil products pledged as security for the TFC corresponding to R$ 6,151.

In 2014, salary increases given to active employees pursuant to Petrobras’ Collective Bargaining Agreements of 2004, 2005 and 2006, were included in the pension benefits of retirees as approved by the Executive Council of Fundação Petros.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

The employers' expected contributions to the plan for 2015 are R$ 1,170 (R$ 1,122 in the Parent Company).

The duration of the actuarial liability related to the plan, as of December 31, 2014 is 11.49 years.

b)     Petros 2 Plan - Fundação Petrobras de Seguridade Social

Petros 2 Plan was established in July 2007 by Petrobras and certain subsidiaries as a variable contribution plan recognizing past service costs for contributions for the period from August 2002 to August 29, 2007. The plan currently provides post-retirement benefits for employees of Petrobras, Petrobras Distribuidora S.A., Stratura Asfaltos, Termobahia, Termomacaé, Transportadora Brasileira Gasoduto Brasil-Bolívia S.A. – TBG, Petrobras Transporte S.A. – Transpetro and Petrobras Biocombustível. The plan is open to new participants although there will no longer be payments relating to past service costs.

Certain elements of this plan have defined benefit characteristics, primarily the coverage of disability and death risks and the guarantee of minimum defined benefit and lifetime income. These actuarial commitments are treated as defined benefit components of the plan and are accounted for by applying the projected unit credit method. Contributions paid for actuarial commitments that have defined contribution characteristics are monthly accrued in the statement of income and are intended to constitute a reserve for programmed retirement. The contributions for the portion of the plan with defined contribution characteristics were R$ 824 in 2014 (R$ 671 in the Parent Company).

The defined benefit portion of the contributions has been suspended from July 1, 2012 to June 30, 2015, as determined by the Executive Council of Fundação Petros, based on advice from the actuarial consultants from Fundação Petros. Therefore, the entire contributions are being appropriated in the individual accounts of plan participants.

For 2015 the employers' expected contributions to the defined contribution portion of the plan are R$ 863 (R$ 769 in the Parent Company). The duration of the actuarial liability related to the plan, as of December 31, 2014 is 41.80 years.

22.2.   Other plans

The Company also sponsors other pension and health care plans of certain of its Brazilian and international subsidiaries, including plans with defined benefit characteristics abroad, for subsidiaries in Argentina, Japan and other countries. Most of these plans are funded and their assets are held in trusts, foundations or similar entities governed by local regulations.

22.3.   Pension Plans assets

Pension plans assets follow a long term investment strategy based on the risks assessed for each different class of assets and provide for diversification, in order to lower portfolio risk. The portfolio profile must comply with the Brazilian National Monetary Council (Conselho Monetário Nacional – CMN) regulations.

Fundação Petros establishes investment policies for 5-year periods, reviewed annually. Petros uses an asset liability management model (ALM) to address net cash flow mismatches of the benefit plans, based on liquidity and solvency parameters, simulating a 30-year period.

Portfolio allocation limits for the period between 2015 and 2019 for the Petros Plan of the Petrobras Group are 30% to 60% in fixed-income securities, 30% to 45% in variable-income securities, 3% to 8% in real estate, 0% to 15% in loans to participants, 4% to 13% in structured finance projects and up to 1% in variable-income securities abroad. Allocation limits for Petros 2 Plan for the same period are: 30% to 90% in fixed-income securities, 5% to 25% in variable-income securities, 0% to 8% in real estate, 0% to 15% in loans to participants, 0% to 10% % in structured finance projects and 0% to 3% in variable-income securities abroad.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

The pension plan assets by type of asset are set out following:

	2014				2013
Type of asset	Quoted prices in active markets	Unquoted prices	Total fair value	%	Total fair value	%
Fixed income	15,621	4,872	20,493	38%	19,962	37%
Corporate bonds	−	994	994		1,255
Government bonds	15,621	−	15,621		15,283
Other investments	−	3,878	3,878		3,424
Variable income	22,108	959	23,067	43%	24,595	47%
Common and preferred shares	22,108	−	22,108		23,781
Other investments	−	959	959		814
Structured investments	−	4,252	4,252	8%	3,680	7%
Private equity funds	−	3,791	3,791		3,429
Venture capital funds	−	53	53		69
Real estate funds	−	408	408		182
Real estate properties	−	3,814	3,814	7%	3,251	6%
	37,729	13,897	51,626	96%	51,488	97%
Loans to participants			1,898	4%	1,774	3%
			53,524	100%	53,262	100%

As of December 31, 2014, the investment portfolio included Petrobras’ common and preferred shares in the amount of R$ 287 and R$ 416, respectively, and real estate properties leased by the Company in the amount of R$ 446.

Loans to participants are measured at amortized cost, which is considered to be an appropriate estimate of fair value.

22.4.   Medical Benefits: Health Care Plan - Assistência Multidisciplinar de Saúde (“AMS”)

Petrobras, Petrobras Distribuidora S.A., Petrobras Transporte S.A. – Transpetro, Petrobras Biocombustível and Transportador Brasileira Gasoduto Brasil-Bolívia - TBG operate a medical benefit plan for their employees in Brazil (active and retired) and their dependents: the AMS health care plan. The plan is managed by the Company based on a self-supporting benefit assumption and includes health prevention and health care programs. The plan is most significantly exposed to the risk of an increase in medical costs due to new technologies and new types of coverage or to a higher level of usage of medical benefits. The Company continuously improves the quality of its technical and administrative processes, as well as the health programs offered to beneficiaries in order to hedge such risks.

The employees make fixed monthly contributions to cover high-risk procedures and variable contributions for a portion of the cost of the other procedures, both based on the contribution tables of the plan, which are determined based on certain parameters, such as salary levels. The plan also includes assistance towards the purchase of certain medicines in registered drugstores throughout Brazil. There are no health care plan assets. Benefits are paid and recognized by the Company based on the costs incurred by the participants

The duration of the actuarial liability related to this health care plan, as of December 31, 2014 is 21.18 years.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

22.5.   Net actuarial liabilities and expenses calculated by independent actuaries and fair value of plans assets

Aggregate information is presented for other plans, whose total assets and liabilities are not material. All plans are unfunded (excess of benefit liabilities over plan assets).

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

a)      Movement in the actuarial liabilities, in the fair value of the assets and in the amounts recognized in the statement of financial position

	2014					2013
	Pension Plan		Medical Plan	Other plans		Pension Plan		Medical Plan	Other plans
	Petros	Petros 2			Total	Petros	Petros 2			Total
Changes in the present value of obligations
Obligations at the beginning of the year	65,134	830	16,397	354	82,715	78,773	1,612	17,145	371	97,901
Interest expense:
· Term of financial commitment (TFC)	1,041	−	−	−	1,041	641	−	−	−	641
· Actuarial	7,427	106	2,292	45	9,870	6,610	155	1,586	43	8,394
Current service cost	137	79	422	25	663	1,040	311	415	19	1,785
Employee contributions	386	−	−	1	387	392	−	−	−	392
Benefits paid	(2,908)	(23)	(930)	(15)	(3,876)	(2,492)	(13)	(786)	(21)	(3,312)
Remeasurement: Experience (gains) / losses	2,621	373	(824)	16	2,186	3,671	(254)	(4,267)	(4)	(854)
Remeasurement: (gains) / losses - demographic assumptions	(4,758)	(129)	(1,781)	(13)	(6,681)	697	(67)	5	(10)	625
Remeasurement: (gains) / losses - financial assumptions	4,522	206	8,382	14	13,124	(24,198)	(955)	2,299	11	(22,843)
Others	(1)	(1)	(1)	16	13	−	41	−	(55)	(14)
Obligations at the end of the year	73,601	1,441	23,957	443	99,442	65,134	830	16,397	354	82,715

Changes in the fair value of plan assets
Fair value of plan assets at the beginning of the year	52,619	546	−	97	53,262	56,007	495	−	73	56,575
Interest income	6,724	69	−	8	6,801	5,291	46	−	9	5,346
Contributions paid by the sponsor (Company)	579	−	930	12	1,521	551	−	786	56	1,393
Contributions paid by participants	386	−	−	1	387	392	−	−	−	392
Receipts from the Term of financial commitment (TFC)	478	−	−	−	478	331	−	−	−	331
Benefits paid	(2,908)	(23)	(930)	(15)	(3,876)	(2,492)	(13)	(786)	(21)	(3,312)
Remeasurement: Return on plan assets exceeding interest income	(5,191)	87	−	9	(5,095)	(7,461)	18	−	7	(7,436)
Others	(2)	−	−	48	46	−	−	−	(27)	(27)
Fair value of plan assets at the end of the year	52,685	679	−	160	53,524	52,619	546	−	97	53,262
										−
Amounts recognized in the Statement of Financial Position										−
Present value of obligations	73,601	1,441	23,957	443	99,442	65,134	830	16,397	354	82,715
( -) Fair value of plan assets	(52,685)	(679)	−	(160)	(53,524)	(52,619)	(546)	−	(97)	(53,262)
Net actuarial liability as of December 31,	20,916	762	23,957	283	45,918	12,515	284	16,397	257	29,453

Changes in net actuarial liability
Balance as of January 1,	12,515	284	16,397	257	29,453	22,766	1,117	17,145	298	41,326
(+) Remeasurement effects recognized in other comprehensive income	7,576	363	5,777	8	13,724	(12,369)	(1,294)	(1,963)	(10)	(15,636)
(+) Costs incurred in the period	1,881	116	2,714	62	4,773	3,000	461	2,001	53	5,515
(-) Contributions paid	(579)	−	(930)	(12)	(1,521)	(551)	−	(786)	(56)	(1,393)
(-) Payments related to Term of financial commitment (TFC)	(478)	−	−	−	(478)	(331)	−	−	−	(331)
Others	1	(1)	(1)	(32)	(33)	−	−	−	(28)	(28)
Balance as of December 31,	20,916	762	23,957	283	45,918	12,515	284	16,397	257	29,453

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

b)     Components of defined benefit cost

	Pension Plan		Medical Plan	Other Plans
	Petros	Petros 2	AMS		Total
	2014
Current service cost	137	79	422	25	663
Interest cost over net liabilities / (assets)	1,744	37	2,292	37	4,110
Others	−	−	−	−	−
Net costs for the period	1,881	116	2,714	62	4,773
Related to active employees:
Included in the cost of sales	602	61	812	−	1,475
Operating expenses in the statement of income	329	50	424	57	860
Related to retired employees	950	5	1,478	5	2,438
Net costs for the period	1,881	116	2,714	62	4,773

	Pension Plan		Medical Plan	Other Plans
	Petros	Petros 2	AMS		Total
	2013
Current service cost	1,040	311	415	19	1,785
Interest cost over net liabilities / (assets)	1,960	109	1,586	34	3,689
Others	−	41	−	−	41
Net costs for the period	3,000	461	2,001	53	5,515
Related to active employees:
Included in the cost of sales	1,284	252	579	7	2,122
Operating expenses in the statement of income	764	203	452	41	1,460
Related to retired employees	952	6	970	5	1,933
Net costs for the period	3,000	461	2,001	53	5,515

c)      Sensitivity analysis of the defined benefit plans

The effect of a 100 basis points (bps) change in the assumed discount rate and medical cost trend rate is as set out below:

	Consolidated
	Discount rate				Medical cost
	Pension Benefits		Medical Benefits		Medical Benefits
	+ 100 bps	- 100 bps	+ 100 bps	- 100 bps	+ 100 bps	- 100 bps
Pension Obligation	(6,990)	8,465	(2,721)	3,346	3,460	(2,855)
Current Service cost and interest cost	(391)	485	(53)	63	142	(116)

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

d)     Significant actuarial assumptions

Assumptions	2014	2013
Discount rate - (real rate )	6.14% (1) / 6.20% (2) / 6.15% (3)	6.56% (1) / 6.65% (2) / 6.58% (3)
Expected Inflation (Brazilian price index - IPCA)	6.50% (1) (2) (3) (4)	5.93% (1) (2) (3)
Nominal discount rate (real rate + inflation)	13.04% (1) / 13.10% (2) / 13.05% (3)	12.88% (1) / 12.97% (2) / 12.90% (3)
Expected salary growth - real rate	1.761% (1) / 3.77% (2)	1.981% (1) / 4.044% (2) (5)
Expected salary growth - nominal (real rate + Inflation)	8.37% (1) / 10.52% (2)	8.03% (1) / 10.21% (2)
Medical plan turnover	0.642% a.a (6)	0.590% a.a (6)
Pension plan turnover	Null	Null
Expected changes in medical and hospital costs	14.47% to 3.00% p.a (7)	11.62% to 4.09% p.a (7)
Mortality table	EX-PETROS 2013 (both genders) (8)	Basic AT 2000, sex-specific, 20% smoothing coefficient (8)
Disability table	TASA 1927 (9)	TASA 1927 (9)
Mortality table for disabled participants	AT 49 increased male in 10% (10)	Sex-specific Winklevoss, 20% smoothing coefficient (10)
Age of retirement	Male, 57 years / Female, 56 years (11)	Male, 56 years / Female, 55 years (1) (11) Male, 53 years / Female, 48 years (2)

(1) Petros Plan for Petrobras Group.
(2) Petros 2 Plan.
(3) AMS Plan.
(4) Inflation effects market at 6.30% for 2015, reaching 3.00% in 2030.
(5) Decreasing rate reaching 3.395% as of 2015.
(6) Average turnover (only of Petrobras, the sponsor) according to age and employment time.
(7) Decreasing rate, converging in 30 years to the long-term expected inflation. Refers only to Petrobras (sponsor) rate.
(8) Except for Petros 2 Plan, for which Female AT 2000 with a 10% smoothing coefficient (2014) and AT 2000 (80% male + 20% female) with a 10% smoothing coefficient (2013) have been used.
(9) Except for Petros 2 Plan, for which Álvaro Vindas disability table has been used.
(10) Except for Petros 2 Plan, for which IAPB 1957 mortality table for disabled participants was used.
(11) Except for Petros Plan 2, for which we used the eligibility under the rules of the Brazilian Social Security System (Regime Geral de Previdência Social - RGPS).

In 2014 the Company revised the mortality assumption for its benefits based on new tables. EX-PETROS 2013 general mortality table replaced AT 2000 (which was used to calculate the Company’s actuarial obligation in 2013) for both genders. The EX-PETROS mortality table has two-dimensional characteristics indicating data for mortality by age and for longevity increases. This Table, which is recognized by the actuarial technical bodies, was designed based on extensive data over a long-period for the participants of the Petrobras Petros Plan. The independent actuary of Fundação Petrobras used the 2013 position of the EX-PETROS table, which was considered to be the most statistically consistent in the time series, with respect to the population of participants of the Petros plan.

e)      Expected maturity analysis of pension and medical benefits

	2014
	Pension Plan		Medical Plan
	Petros	Petros 2	AMS	Other Plans	Total
Up to 1 Year	4,393	35	943	6	5,377
1 To 2 Years	4,287	40	983	6	5,316
2 To 3 Years	4,205	43	1,012	5	5,265
3 To 4 Years	4,114	46	1,039	5	5,204
Over 4 Years	56,602	1,277	19,980	421	78,280
Total	73,601	1,441	23,957	443	99,442

22.6.   Other defined contribution plans

Petrobras, through its subsidiaries in Brazil and abroad, also sponsors defined contribution pension plans for employees. Contributions paid in 2014, in the amount of R$ 12 were recognized in the statement of income.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

22.7.   Profit sharing

Profit sharing benefits comply with Brazilian legal requirements and those of the Brazilian Department of Coordination and Governance of State‐Owned Enterprises (DEST), of the Ministry of Planning, Budget and Management, and of the Ministry of Mines and Energy, and are computed based on the consolidated net income attributable to the shareholders of Petrobras.

In March, 2014, the Company and the labor unions reached an agreement regarding a new profit sharing regulation, following negotiations started in the context of the 2013/2015 Collective Bargaining Agreement.

Pursuant to the amended rules, profit sharing benefits will be computed based on the results of six corporate indicators, for which annual goals are defined by management.

The results of the six individual goals are factored into a consolidated result that will determine the percentage of the profit to be distributed as profit sharing benefit to employees.

Pursuant to the amended rules, in the event the Company records a net loss for the period, profit sharing benefit will be one half of the benefit paid in the prior year in addition to half a month’s salary for each employee.

2013 profit sharing benefit

The amended rules were applied to determine profit sharing benefits for the year ended December 31, 2013, which were paid on May 2, 2014, resulting in an additional profit sharing expense of R$ 388, recognized in other expenses.

The PLR amounts for 2013 are as follows:

2013
Consolidated net income attributable to shareholders of Petrobras	23,570
Profit sharing distribution percentage, based on overall achievement of goals (*)	6.25%
Profit sharing - New methodology	1,473
Profit sharing - Subsidiaries in Brasil	1,085
Additional amounts (recognized in March 2014)	388
Profit sharing - Companies abroad	17
Profit sharing	1,490

(*) The percentage of overall achievement of goals is a result of the following Corporate indicators: maximum permissible levels of crude oil and oil products spill, lifting cost excluding production taxes in Brazil, crude oil and NGL production in Brazil, feedstock processed (excluding NGL) in Brazil, vessel operating efficiency and percentage of compliance with natural gas delivery schedule.

2014 profit sharing benefit

For the year ended December 31, 2014, the goals set by management were achieved and, despite the absence of income for the year and based on the new methodology negotiated in the Collective Bargaining Agreement, the Company accrued R$ 1,045 as profit sharing.

22.8.   Voluntary Separation Incentive Plan

In January 2014, the Company launched a Voluntary Separation Incentive Plan (PIDV), which was developed within the context of its Productivity Optimization Plan (POP) to contribute to the achievement of the goals set out in the Business and Management Plan.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

A total of 8,298 employees joined during the enrollment period, which ended on March 31, 2014. Those employees were divided into five categories, which determine when their separation will take place, between 2014 and 2017 based on a knowledge management plan or a management succession plan related to the business processes and activities in which such employees are engaged.

Employees who enrolled in the PIDV had to be aged 55 or more and would have to be eligible to retire under the Brazilian Institute of Social Security (INSS) before the end of the enrollment period (March 31, 2014). Employees who leave any time before the agreed dates are not entitled to the separation program incentives.

The plan determines two types of separation incentives: fixed additional payments of ten monthly-salaries, between a floor equivalent to R$ 600 thousand and a cap of equivalent to R$ 180 thousand; variable additional payments between 15% and 25% of a monthly-salary for every month worked after the seventh working month, up to the date of separation.

O incentivo financeiro a ser pago aos empregados que cumprirem o plano de ação contempla parcelas fixas equivalentes a dez remunerações normais, cujo teto é de R$ 600 mil e o piso de R$ 180 mil, parcelas variáveis de 15% a 25% de uma remuneração por mês, a partir do 7º mês de permanência até a data do desligamento.

On March 31, 2014 the Company recognized in other expenses in the statement of income a provision for the estimated charges. The amounts are subject to changes resulting from employees who cancel their requests for voluntary separation, impacts of Collective Bargaining Agreements, which might increase salaries before separation, inflation-indexation of the floor and the cap based on the Brazilian Consumer Price Index (IPCA), as well as variable additional incentives earned by employees.

From April to December 2014, 4,936 separations and 481 cancellations of requests were made for voluntary separation of employees who enrolled in the PIDV. Changes in the provision are set out below:

Consolidated
Opening balance at March 31, 2014	2,396
Revision of provision (*)	47
Use for separations	(1,408)
Closing balance at December 31, 2014	1,035
Current	545
Non-current	490

(*) Includes cancellation of requests for voluntary separation, compensation increases and inflation indexation charges of the floor and cap amounts.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

23.        Shareholders’ equity

23.1.   Share capital

At December 31, 2014, subscribed and fully paid share capital was R$ 205,432, represented by 7,442,454,142 outstanding common shares and 5,602,042,788 outstanding preferred shares, all of which are registered, book-entry shares with no par value.

Preferred shares have priority on returns of capital, do not grant any voting rights and are non-convertible into common shares.

Capital increase with reserves in 2014

The Shareholders’ Extraordinary General Meeting, held jointly with the Annual General Meeting, on April 2, 2014,approved an increase in the Company’s share capital from R$ 205,411 to R$ 205,432, through capitalization of a portion of the profit reserve relating to tax incentives, established in 2013, in the amount of R$ 21, in compliance with article 35, paragraph 1, of Ordinance 283/13 of the Ministry for National Integration, without issue of new shares, pursuant to article 169, paragraph 1, of Law 6,404/76.

23.2.   Capital transactions

a)             Incremental costs directly attributable to the issue of new shares

Include any transaction costs directly attributable to the issue of new shares, net of taxes.

b)            Change in interest in subsidiaries

Include any excess of amounts paid/received over the carrying value of the interest acquired/disposed. Changes in ownership interest in subsidiaries that do not result in loss of control of the subsidiary are equity transactions.

23.3.   Profit reserves

a)             Legal reserve

The legal reserve represents 5% of the net income for the year, calculated pursuant to article 193 of the Brazilian Corporation Law.

b)            Statutory reserve

The statutory reserve is appropriated by applying a minimum of 0.5% of the year-end share capital and is retained to fund technology research and development programs. The balance of this reserve may not exceed 5% of the share capital, pursuant to article 55 of the Company’s bylaws.

c)             Tax incentives reserve

Government grants are recognized in the statement of income and are appropriated from retained earnings to the tax incentive reserve in the shareholders’ equity pursuant to article 195-A of Brazilian Corporation Law. This reserve may only be used to offset losses or increase share capital.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

In the year 2014, subsidy of investments within the Superintendências de Desenvolvimento do Nordeste (SUDENE) and Amazônia (SUDAM) in the amount of R$ 25 was not destined to reserve for tax incentives due to the absence of profit. However, the establishment of incentive reserve with this portion will occur in subsequent periods, pursuant to Law 12,973 / 14, Chapter I.

d)            Profit retention reserve

Profit retention reserve appropriates funds intended for capital expenditures, primarily in oil and gas exploration and development activities, included in the capital budget of the Company, pursuant to article 196 of the Brazilian Corporation Law.

The balance of accumulated losses of R$ 21,682 will be necessarily absorbed by the profit retention reserve in 2014.

23.4.   Accumulated other comprehensive income

Comprises gains or losses arising from remeasurement of net pension and medical benefits liabilities; cash flow hedges; measurement at fair value of available-for-sale financial assets; and cumulative translation adjustment (CTA), which comprises all exchange differences arising from the translation of the financial statements of subsidiaries and investees with functional currencies other than that of the Parent Company (the Brazilian Real).

23.5.   Dividends

Shareholders are entitled to receive minimum mandatory dividends (and/or interest on capital) of 25% of the adjusted net income for the year proportional to the number of common and preferred shares, pursuant to Brazilian Corporation Law.

To the extent the Company proposes dividend distributions, preferred shares have priority in dividend distribution, which is based on the highest of 3% of the preferred shares’ net book value, or 5% of the preferred share capital. Preferred shares participate under the same terms as common shares in capital increases resulting from the capitalization of profit reserves or retained earnings.

The Board of Directors will not propose a dividend distribution in 2014, as the Company reported a net loss for the year.

	2014	2013
Net income (loss) for the year (Parent company)	(21,692)	23,408
Allocation:
Legal reserve	−	(1,170)
Tax incentive reserve	−	(21)
Other reversals/additions:	10	10
Basic profit (loss) for determining dividend	(21,682)	22,227
Proposed dividends in 2013, equivalent to 41.85% of the basic profit - R$ 0.5217 per common share and R$ 0.9672 per preferred share as follows:
Interest on capital	−	9,301
Dividends	−	−
Total proposed dividends	−	9,301

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

23.6.   Result per share

	Consolidated		Parent Company
	2014	2013	2014	2013
Net income/ (loss) attributable to Shareholders of Petrobras	(21,587)	23,570	(21,692)	23,408
Weighted average number of common and preferred shares outstanding	13,044,496,930	13,044,496,930	13,044,496,930	13,044,496,930
Basic and diluted earnings/ (loss) per common and preferred share (R$ per share)	(1.65)	1.81	(1.66)	1.79

24.        Sales revenues

	Consolidated		Parent company
	2014	2013	2014	2013
Gross sales	408,631	370,652	336,103	299,143
Sales taxes	(71,371)	(65,762)	(66,535)	(61,738)
Sales revenues (*)	337,260	304,890	269,568	237,405
Diesel	100,023	89,415	90,493	80,699
Automotive gasoline	55,706	50,554	45,931	42,140
Fuel oil (including bunker fuel)	10,237	7,376	9,136	6,608
Naphtha	13,188	12,664	13,188	12,664
Liquefied petroleum gas	8,750	8,538	7,404	7,266
Jet fuel	13,059	11,976	14,265	13,131
Other oil products	13,543	12,435	12,131	10,933
Subtotal oil products	214,506	192,958	192,548	173,441
Natural gas	18,878	15,854	18,312	15,297
Ethanol, nitrogen products, renewables and other nonoil products	9,111	8,250	7,706	7,203
Electricity, services and others	19,683	12,197	18,745	9,703
Domestic market	262,178	229,259	237,311	205,644
Exports	32,633	32,767	32,257	31,761
International sales (**)	42,449	42,864	−	−
Sales revenues (*)	337,260	304,890	269,568	237,405

(*) Analysis of sales revenues by business segment is set out in note 29.
(**) Sales revenues from operations outside of Brazil, other than exports.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

25.        Other expenses, net

	Consolidated		Parent Company
	2014	2013	2014	2013
Unscheduled stoppages and pre-operating expenses	(2,565)	(2,032)	(2,363)	(1,914)
Voluntary Separation Incentive Plan - PIDV	(2,443)	−	(2,285)	−
Pension and medical benefits retirees	(2,438)	(1,933)	(2,316)	(1,839)
Institutional relations and cultural projects	(1,742)	(1,790)	(1,504)	(1,588)
Results of decommissioning areas	(1,128)	125	(1,128)	125
Collective bargaining agreement	(1,002)	(957)	(883)	(856)
E&P areas returned and cancelled projects	(610)	(42)	(610)	(42)
Legal, administrative and arbitration proceedings	(480)	(505)	(817)	(949)
Health, safety and environment	(336)	(482)	(323)	(461)
Gains / (Losses) on disposal / write-offs of assets (**)	(133)	3,877	(3,673)	130
Government grants	139	392	54	67
Reimbursements from E&P partnership operations	855	522	855	525
Others (*)	(324)	478	(443)	8
	(12,207)	(2,347)	(15,436)	(6,794)

(*) In 2014, includes additional profit sharing benefit for 2013, as set out on note 22.7.
(**) Includes a US$ 1,304 gain on disposal of the Company's interest in Petrobras Energia Peru S.A. (note 10.1) and a R$ 2,825 write-off of Premium I and Premium II refineries (note 12.4) in 2014.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

26.        Costs and Expenses by nature

	Consolidated		Parent Company
	2014	2013	2014	2013
Raw material / products for resale	(136,809)	(129,705)	(108,578)	(98,056)
Production taxes	(31,589)	(31,301)	(30,441)	(30,388)
Employee compensation	(31,029)	(27,550)	(25,422)	(22,095)
Depreciation, depletion and amortization	(30,677)	(28,467)	(22,518)	(21,474)
Changes in inventories	(2,868)	3,618	(3,035)	2,614
Materials, third-party services, freight, rent and other related costs	(56,427)	(50,089)	(49,520)	(45,518)
Allowance for impairment of trade receivables	(5,555)	(157)	(4,401)	(60)
Exploration expenditures written-off (includes dry wells and signature bonuses)	(5,048)	(4,169)	(4,828)	(4,040)
Other taxes	(1,801)	(1,721)	(1,045)	(949)
Write-off - overpayments incorrectly capitalized	(6,194)	−	(4,788)	−
(Losses) / Gains on legal, administrative and arbitration proceedings	(480)	(505)	(817)	(949)
Institutional relations and cultural projects	(1,742)	(1,790)	(1,504)	(1,588)
Unscheduled stoppages and pre-operating expenses	(2,565)	(2,032)	(2,363)	(1,914)
Health, safety and environment	(336)	(482)	(323)	(461)
Reversal / Recognition of impairment	(44,636)	(1,238)	(34,814)	58
Gains / (Losses) on disposal / write-offs of assets (part of net operating expenses)	(133)	3,877	(3,673)	130
E&P areas returned and cancelled projects	(610)	(42)	(610)	(42)
Review with decommissioning estimation	(1,128)	125	(1,128)	125
	(359,627)	(271,628)	(299,808)	(224,607)
Statement of Income
Cost of sales	(256,823)	(234,995)	(208,174)	(187,124)
Selling expenses	(15,974)	(10,601)	(17,430)	(12,964)
General and administrative expenses	(11,223)	(10,751)	(7,983)	(7,481)
Exploration costs	(7,135)	(6,445)	(6,720)	(6,056)
Research and development expenses	(2,589)	(2,428)	(2,562)	(2,389)
Impairment	(44,636)	(1,238)	(34,814)	58
Other taxes	(1,801)	(1,721)	(1,045)	(949)
Write-off - overpayments incorrectly capitalized	(6,194)	−	(4,788)	−
Other expenses, net	(12,207)	(2,347)	(15,436)	(6,794)
Profit sharing	(1,045)	(1,102)	(856)	(908)
	(359,627)	(271,628)	(299,808)	(224,607)

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

27.        Net finance income (expense), net

	Consolidated		Parent Company
	2014	2013	2014	2013
Foreign exchange gains/ (losses) and inflation indexation charges on debt (*)	(1,420)	(3,648)	(2,638)	(2,128)
Debt interest and charges	(15,817)	(11,878)	(12,689)	(8,062)
Income from investments and marketable securities	2,364	2,784	1,798	2,453
Financial result on net debt	(14,873)	(12,742)	(13,529)	(7,737)
Capitalized borrowing costs	8,450	8,500	7,812	6,540
Gains (losses) on derivatives, net	837	(408)	(291)	(40)
Interest income from marketable securities	(94)	(217)	845	699
Other finance expense and income, net	(394)	(732)	(2)	(723)
Other foreign exchange gains/ (losses) and indexation charges, net	2,174	(603)	1,428	(810)
Finance income (expenses), net	(3,900)	(6,202)	(3,737)	(2,071)
Income	4,634	3,911	3,312	3,778
Expenses	(9,255)	(5,795)	(5,804)	(2,855)
Foreign exchange gains/ (losses) and inflation indexation charges, net	721	(4,318)	(1,245)	(2,994)
	(3,900)	(6,202)	(3,737)	(2,071)
(*) Includes local corrency debt indexed to the U.S. dollar.

28.        Supplemental information on statement of cash flows

	Consolidated		Parent Company
	2014	2013	2014	2013
Amounts paid / received during the period
Income taxes paid	1,987	2,650	5	28
Withholding income tax paid on behalf of third-parties	4,323	3,704	3,770	3,171

Capital expenditures and financing activities not involving cash
Purchase of property, plant and equipment on credit	312	458	−	−
Contract with transfer of benefits, risks and control of assets	−	−	−	1,725
Recognition (reversal) of provision for decommissioning costs	5,096	(1,431)	5,316	(1,958)

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

29.        Segment information

Consolidated assets by Business Area - 12.31.2014
	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Biofuels	Distribution	International	Corporate	Eliminations	Total
Current assets	15,959	39,111	10,570	173	9,246	6,229	64,174	(10,439)	135,023
Non-current assets	386,519	146,922	64,780	2,774	9,934	28,324	21,850	(2,751)	658,352
Long-term receivables	17,874	9,573	3,749	8	3,217	4,908	13,359	(2,584)	50,104
Investments	531	4,800	1,393	2,221	39	5,912	386	−	15,282
Property, plant and equipment - Total	360,368	131,914	58,770	545	6,066	16,091	7,403	(167)	580,990
Operating assets	263,794	108,747	47,460	502	4,595	9,870	5,562	(167)	440,363
Under construction	96,574	23,167	11,310	43	1,471	6,221	1,841	−	140,627
Intangible assets	7,746	635	868	−	612	1,413	702	−	11,976
Total Assets	402,478	186,033	75,350	2,947	19,180	34,553	86,024	(13,190)	793,375

Consolidated assets by Business Area - 12.31.2013 (*)

	E&P	Abastecimento	Gás & Energia	Bio-combustíveis	Distribuição	Internacional	Corporativo	Eliminação	Total
Current assets	13,826	44,838	9,052	181	5,576	11,922	50,702	(12,746)	123,351
Non-current assets	343,903	171,931	55,847	2,622	11,418	30,532	16,157	(2,794)	629,616
Long-term receivables	14,643	10,333	4,341	5	5,222	4,655	7,422	(2,621)	44,000
Investments	219	5,429	1,755	2,097	14	5,883	218	−	15,615
Property, plant and equipment - Total	296,846	155,835	48,919	520	5,505	18,671	7,757	(173)	533,880
Operating assets	212,914	76,452	39,118	480	3,952	8,882	5,415	(173)	347,040
Under construction	83,932	79,383	9,801	40	1,553	9,789	2,342	−	186,840
Intangible assets	32,195	334	832	−	677	1,323	760	−	36,121
Total Assets	357,729	216,769	64,899	2,803	16,994	42,454	66,859	(15,540)	752,967

(*) Beginning in 2014, management of Liquigás (a subsidiary) was allocated to the RTM segment (previously Distribution). Amounts previously reported were restated for comparability purposes and the results previously attributable to the Distribution segment are now presented under the RTM segment, pursuant to the management and accountability premise adopted for the financial statements by business segment.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

Consolidated Statement of Income per Business Area – 2014

	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Biofuels	Distribution	International	Corporate	Eliminations	Total
Sales revenues	153,705	263,570	42,062	624	98,010	32,573	−	(253,284)	337,260
Intersegments	152,515	92,080	4,009	560	2,647	1,473	−	(253,284)	−
Third parties	1,190	171,490	38,053	64	95,363	31,100	−	−	337,260
Cost of sales	(82,457)	(271,643)	(35,921)	(728)	(90,446)	(30,109)	−	254,481	(256,823)
Gross profit	71,248	(8,073)	6,141	(104)	7,564	2,464	−	1,197	80,437
Expenses	(21,076)	(49,288)	(7,785)	(158)	(5,696)	(4,152)	(14,139)	535	(101,759)
Selling, general and administrative	(1,051)	(6,440)	(5,994)	(118)	(5,231)	(1,937)	(6,964)	538	(27,197)
Exploration costs	(6,720)	−	−	−	−	(415)	−	−	(7,135)
Research and development	(1,290)	(452)	(199)	(32)	(4)	(5)	(607)	−	(2,589)
Other taxes	(126)	(221)	(295)	(2)	(28)	(263)	(866)	−	(1,801)
Write-off - overpayments incorrectly capitalized	(1,969)	(3,427)	(652)	−	(23)	(23)	(100)	−	(6,194)
Impairment	(5,665)	(33,954)	(260)	−	−	(4,757)	−	−	(44,636)
Other operating expenses, net	(4,255)	(4,794)	(385)	(6)	(410)	3,248	(5,602)	(3)	(12,207)
Income (loss) before financial results, profit sharing and income taxes	50,172	(57,361)	(1,644)	(262)	1,868	(1,688)	(14,139)	1,732	(21,322)
Financial income (expenses), net	−	−	−	−	−	−	(3,900)	−	(3,900)
Share of profit of equity-accounted investments	46	272	453	(124)	(1)	(200)	5	−	451
Profit sharing	(359)	(298)	(48)	(2)	(60)	(20)	(258)	−	(1,045)
Net Income (loss) before income taxes	49,859	(57,387)	(1,239)	(388)	1,807	(1,908)	(18,292)	1,732	(25,816)
Income tax and social contribution	(17,607)	18,440	353	90	(622)	(1,200)	5,026	(588)	3,892
Net income (loss)	32,252	(38,947)	(886)	(298)	1,185	(3,108)	(13,266)	1,144	(21,924)
Net income attributable to:
Shareholders of Petrobras	32,264	(38,927)	(936)	(298)	1,185	(3,204)	(12,815)	1,144	(21,587)
Non-controlling interests	(12)	(20)	50	−	−	96	(451)	−	(337)
	32,252	(38,947)	(886)	(298)	1,185	(3,108)	(13,266)	1,144	(21,924)

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

Consolidated Statement of Income per Business Area – 2013 (*)

	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Biofuels	Distribution	International	Corporate	Eliminations	Total
Sales revenues	147,281	240,693	30,011	832	86,183	35,062	−	(235,172)	304,890
Intersegments	144,809	80,436	2,558	693	2,122	4,554	−	(235,172)	−
Third parties	2,472	160,257	27,453	139	84,061	30,508	−	−	304,890
Cost of sales	(73,927)	(258,978)	(26,132)	(996)	(78,941)	(30,671)	−	234,650	(234,995)
Gross profit	73,354	(18,285)	3,879	(164)	7,242	4,391	−	(522)	69,895
Expenses	(8,939)	(8,557)	(2,535)	(151)	(4,428)	(500)	(10,615)	194	(35,531)
Selling, general and administrative	(957)	(6,786)	(2,360)	(119)	(4,422)	(1,855)	(5,201)	348	(21,352)
Exploration costs	(6,057)	−	−	−	−	(388)	−	−	(6,445)
Research and development	(1,110)	(525)	(123)	(36)	(4)	(6)	(624)	−	(2,428)
Other taxes	(538)	(367)	(174)	(2)	(33)	(297)	(310)	−	(1,721)
Impairment	(9)	−	−	−	−	(1,229)	−	−	(1,238)
Other operating expenses, net	(268)	(879)	122	6	31	3,275	(4,480)	(154)	(2,347)
Income (loss) before financial results, profit sharing and income taxes	64,415	(26,842)	1,344	(315)	2,814	3,891	(10,615)	(328)	34,364
Financial income (expenses), net	−	−	−	−	−	−	(6,202)	−	(6,202)
Share of profit of equity-accounted investments	4	165	532	(44)	(2)	366	74	−	1,095
Profit sharing	(381)	(304)	(48)	(2)	(65)	(31)	(271)	−	(1,102)
Net Income (loss) before income taxes	64,038	(26,981)	1,828	(361)	2,747	4,226	(17,014)	(328)	28,155
Income tax and social contribution	(21,772)	9,229	(441)	107	(934)	(451)	9,001	113	(5,148)
Net income (loss)	42,266	(17,752)	1,387	(254)	1,813	3,775	(8,013)	(215)	23,007
Net income attributable to:
Shareholders of Petrobras	42,213	(17,734)	1,256	(254)	1,813	3,648	(7,157)	(215)	23,570
Non-controlling interests	53	(18)	131	−	−	127	(856)	−	(563)
	42,266	(17,752)	1,387	(254)	1,813	3,775	(8,013)	(215)	23,007

(*) Beginning in 2014, management of Liquigás (a subsidiary) was allocated to the RTM segment (previously Distribution). Amounts previously reported were restated for comparability purposes and the results previously attributable to the Distribution segment are now presented under the RTM segment, pursuant to the management and accountability premise adopted for the financial statements by business segment.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

Consolidated Statement per International Business Area

Income statement	2014
	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Distribution	Corporate	Eliminations	Total
Sales revenues	7,022	17,313	1,151	12,168	50	(5,131)	32,573
Intersegments	2,903	3,584	79	5	33	(5,131)	1,473
Third parties	4,119	13,729	1,072	12,163	17	−	31,100

Income (loss) before financial results, profit sharing and income taxes	140	(1,414)	165	218	(789)	(8)	(1,688)
Net income (loss) attributable to shareholders of Petrobras	(1,395)	(1,211)	213	182	(985)	(8)	(3,204)

Income statement	2013
	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Distribution	Corporate	Eliminations	Total
Sales revenues	8,791	18,648	1,193	11,274	17	(4,861)	35,062
Intersegments	5,055	4,254	79	15	12	(4,861)	4,554
Third parties	3,736	14,394	1,114	11,259	5	−	30,508
Income before financial results, profit sharing and income taxes	4,231	(55)	144	229	(655)	(3)	3,891
Net income (loss) attributable to shareholders of Petrobras	3,425	(34)	150	200	(90)	(3)	3,648

Total assets	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Distribution	Corporate	Eliminations	Total
As of 12.31.2014	25,557	4,944	1,255	2,497	3,267	(2,967)	34,553
As of 12.31.2013	31,989	6,213	1,411	2,542	4,613	(4,314)	42,454

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

30.        Provisions for legal proceedings

30.1.   Provisions for legal proceedings, contingent liabilities and not provisions for legal proceedings

The Company has recognized provisions for the best estimate of the costs of proceedings for which it is probable that an outflow of resources embodying economic benefits will be required and that can be reasonably estimated. These proceedings are mainly comprised of labor claims, tax proceedings related to withholding income tax over proceeds from notes issued abroad, losses and damages proceedings resulting from the cancellation of an assignment of excise tax (IPI) credits to a third party and fishermen seeking indemnification from the Company for a January 2000 oil spill in the State of Rio de Janeiro.

Provisions for legal proceedings are set out below:

	Consolidated		Parent Company
Non-current liabilities	2014	2013	2014	2013
Labor claims	1,904	1,332	1,668	1,164
Tax claims	276	221	121	71
Civil claims	1,770	1,276	1,490	1,032
Environmental claims	105	62	59	13
Other claims	36	27	−	−
	4,091	2,918	3,338	2,280

Opening Balance	2,918	2,585	2,280	1,504
New provisions, net	1,775	841	1,494	1,159
Payments made	(740)	(542)	(581)	(455)
Accruals and charges	155	166	145	148
Others	(17)	(132)	−	(76)
Closing Balance	4,091	2,918	3,338	2,280

Judicial deposits made in connection with legal proceedings are set out in the table below according to the nature of the corresponding lawsuits:

	Consolidated		Parent Company
Non-current assets	2014	2013	2014	2013
Labor	2,464	2,067	2,232	1,825
Tax	2,671	2,348	1,872	1,686
Civil	1,760	1,240	1,618	1,120
Environmental	213	195	205	195
Others	16	16	−	−
	7,124	5,866	5,927	4,826

Contingent liabilities for which the likelihood of loss is considered to be possible are not recognized as liabilities in the financial statements but are disclosed, unless the expected outflow of resources embodying economic benefits is considered remote.

The estimated contingent liabilities for legal proceedings at December 31, 2014 for which the likelihood of loss is considered to be possible are set out in the table below.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

Nature	Estimate
Tax	98,256
Civil - General	10,350
Labor	12,381
Civil - Environmental	3,984
Others	4
124,975

A brief description of the nature of the main contingent liabilities (tax, civil, environmental and labor) for which the likelihood of loss is considered to be possible are set out in the table below.

Description of tax matters	Estimate
Plaintiff: Secretariat of the Federal Revenue of Brazil
1) Failure to withhold and pay income tax (IRRF) and Contribution of Intervention in the Economic Domain (CIDE) on remittances for payment of platform charters.
Current status: This claim involves lawsuits in different administrative and judicial stages, in which the Company is taking legal actions to ensure its rights.	21,061
2) Failure to pay tax on financial operations (IOF) over intercompany loans entered into with PifCo, Brasoil and BOC in 2007, 2008 , 2009 and 2010.
Current status: Awaiting the hearing of an appeal at the administrative level.	7,142
3) Deduction from taxable income of profits of subsidiaries and associates domiciled abroad in 2005, 2006, 2007, 2008, 2009 and 2010.
Current status: Awaiting the hearing of an appeal at the administrative level.	6,766
4) Failure to withhold and pay income tax withheld (IRRF) on remittances for payment of crude oil imports.
Current status: This claim involves lawsuits in different administrative and judicial stages, in which the Company is taking legal actions to ensure its rights.	5,095
5) Deduction from taxable income of expenses from Petros Plan renegotiation and penalties.
Current status: Awaiting the hearing of an appeal at the administrative level.	4,935
6) Deduction from taxable income (income tax - IRPJ and social contribution - CSLL) of development costs
Current status: This claim involves a lawsuit in administrative stage, in which the Company is taking legal actions to ensure its rights.	4,667
7) Tax credits applied were disallowed due to failure to comply with an ancillary tax obligation.
Current status: Awaiting the hearing of an appeal at the administrative level.	4,611
8) Failure to pay Contribution of Intervention in the Economic Domain (CIDE) on imports of naphtha.
Current status: This claim is being discussed at the administrative level.	3,528
9) Failure to pay social security contributions over contingent bonuses paid to employees.
Current status: This claim involves lawsuits in administrative stages, in which the Company is taking legal actions to ensure its rights.	2,181
10) Deduction from taxable income (income tax - IRPJ and social contribution - CSLL) of various employee benefits and pension benefits (PETROS) expenses in 2007 and 2008.
Current status: This claim is being disputed at the administrative level, involving three administrative proceedings.	1,976

11) Failure to pay Contribution of Intervention in the Economic Domain (CIDE) from March 2002 to October 2003 on transactions with fuel retailers and service stations protected by judicial injunctions determining that fuel sales were made without gross-up of such tax.

Current status: This claim involves lawsuits in different administrative and judicial levels, in which the Company is taking legal actions to ensure its rights.	1,685
Plaintiff: State of São Paulo Finance Department

12) Dispute over VAT (ICMS) levied on a drilling rig import – temporary admission in the state of São Paulo and clearance in the state of Rio de Janeiro and related fines for breach of ancillary tax obligations.

Current status: This claim involves lawsuits in administrative stages, in which the Company is taking legal actions to ensure its rights.	4,815
Plaintiff: States of AM, BA, DF, ES, PA, PE and RJ Finance Departments
13) Dispute over VAT (ICMS) levied on crude oil and natural gas sales attributable to alleged differences in beginning inventory and ending inventory.
Current status: This claim involves lawsuits in different administrative abd judicial levels, in which the Company is taking legal actions to ensure its rights.	3,057
Plaintiff: State of Rio de Janeiro Finance Department
14) VAT (ICMS) levied on dispatch of liquid natural gas (LNG) without issuance of tax document by the main establishment.
Current status: This claim involves lawsuits in different administrative stages, in which the Company is taking legal actions to ensure its rights.	3,514
15) Dispute over VAT (ICMS) levied on jet fuel sales, as Decree 36,454/2004 was declared unconstitutional.
Current status: This claim involves lawsuits in administrative stages, in which the Company is taking legal actions to ensure its rights.	2,014
Plaintiff: Municipal governments of the cities of Anchieta, Aracruz, Guarapari, Itapemirim, Marataízes, Linhares, Vila Velha, Vitória and Maragogipe.

16) Alleged failure to withhold and pay tax on services provided offshore (ISSQN) in some municipalities located in the State of Espírito Santo. Petrobras withheld and paid these taxes to the municipalities where the respective service providers were established, in accordance with Complementary Law 116/03.

Current status: This claim involves lawsuits in different judicial stages, in which the Company is taking legal actions to ensure its rights.	2,246
Plaintiff: States of SP, RS and SC Finance Departments
17) Three States challenged VAT (ICMS) paid to the State of MS on imports of natural gas.
Current status: This claim involves lawsuits in different administrative and judicial stages, as well as three civil lawsuits in the Supreme Court.	2,121
Plaintiff: States of Rio de Janeiro and Sergipe Finance Departments
18) VAT (ICMS) credits were allegedly applied improperly on the purchase of drilling rig bits and chemical products used in formulating drilling fluid.
Current status: This claim involves lawsuits in different judicial stages, in which the Company is taking legal actions to ensure its rights.	1,051
19) Other tax matters	15,791
Total tax matters	98,256

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

Description of civil matters	Estimate
Plaintiff: Agência Nacional de Petróleo, Gás Natural e Biocombustíveis - ANP

1) Legal and administrative disputes on differences in special participation charges and royalties paid in several fields. In addition, the Brazilian Oil, Natural Gas and Biofuels Agency (ANP) is claiming fines for alleged non-compliance with minimum exploratory programs and alleged irregularities in platform measurement systems.

Current status: This claim involves proceedings in different administrative and judicial stages, in which the Company is taking legal actions to ensure its rights.	4,136
Plaintiff: Refinaria de Petróleo de Manguinhos S.A.
2)Lawsuit seeking to recover damages for alleged anti-competitive practices with respect to gasoline and other oil products (Diesel and LPG) sales in the domestic market.
Current status: This claim is in judicial stage and was ruled for the plaintiff in the first stage. The Company is taking legal actions to ensure its rights. The Brazilian Antitrust regulator (CADE) has analyzed this claim and did not consider the Company's practices anti-competitive.	1,320
3) Other civil matters	4,894
Total for civil matters	10,350

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

Description of environmental matters	Estimate
Plaintiff: Ministério Público Federal, Ministério Público Estadual do Paraná,
AMAR - Associação de Defesa do Meio Ambiente de Araucária e IAP - Instituto Ambiental do Paraná

1) Legal proceeding related to specific performance obligations, indemnification and compensation for damages related to an environmental accident that occurred in the State of Paraná on July 16, 2000.

Current status: The court partially ruled in favor of the plaintiff, however both parties (the plaintiff and the Company) filed an appeal.	2,081
2) Other environmental matters	1,903
Total for environmental matters	3,984

Description of labor matters	Estimate
Plaintiff : Sindipetro of Espírito Santo, Rio de Janeiro, Bahia, Minas Gerais and São Paulo.
1) Class actions requiring a review of how the minimum compensation based on the employee's position and work schedule (Remuneração Mínima por Nível e Regime - RMNR) is computed.
Current status: The Company filed with the Superior Labor Court a collective bargaining agreement seeking to interpret the collective bargaining agreement clause questioned before the Labor Courts.	3,152
Plaintiff : Sindipetro of Norte Fluminense and Sindipetro do Estado da Bahia

2) Class Actions regarding wage underpayments to certain employees due to alleged changes in the methodology used to factor overtime into the calculation of paid weekly rest, allegedly computed based on ratios that are higher than those established by Law No. 605/49.

Current status: The claim filed by Sindipetro/BA was partially decided in favor of the plaintiff by the lower courts of the Labor Court. The Company has appealed this decision and awaits judgment by the Superior Labor Court. The claim filed by Sindipetro Norte Fluminense (NF) was decided in favor of the plaintiff and the Company was condemned to pay the alleged differences. The Company has filed an appeal to overturn the decision in the Superior Labor Court and awaits judgment.	1,160
Plaintiff : Sindipetro of Norte Fluminense – SINDIPETRO/NF
3) The plaintiff claims Petrobras to pay overtime for standby work time exceeding 12-hours per day. It also claims that Petrobras must respect a 12-hour limit per workday, subject to a daily fine.
Current status: Awaiting the Superior Labor Court to judge appeals filed by both parties.	1,013
4) Other labor matters	7,056
Total for labor matters	12,381

30.2.   Class actions and other related proceedings

Between December 8, 2014 and January 7, 2015, five putative securities class action complaints were filed against the Company in the United States District Court for the Southern District of New York (SDNY). These actions were consolidated on February 17, 2015 (the “Consolidated Securities Litigation”). The Court appointed a lead plaintiff, Universities Superannuation Scheme Limited (“USS”), on March 4, 2015. USS filed a consolidated amended complaint on March 27, 2015 that purports to be on behalf of investors who: (i) purchased or otherwise acquired Petrobras securities traded on the NYSE or pursuant to other transactions in the U.S. during the period January 22, 2010 and March 16,2015, inclusive (the “Class Period”), and were damaged thereby; (ii) purchased or otherwise acquired the 2012 Notes pursuant to the 2009 Registration Statement, or the 2013 Notes or 2014 Notes pursuant to the 2012 Registration Statement and were damaged thereby; and (iii) purchased or otherwise acquired Petrobras securities on the Brazilian stock exchange during the period January 22, 2010 and March 19, 2015, who also purchased or otherwise acquired Petrobras securities traded on the NYSE or pursuant to other transactions in the U.S. during the same period.

The consolidated amended complaint alleges, among other things, that in the Company’s press releases, filings with the SEC and other communications, the Company made materially false and misleading statements and omissions regarding the value of its assets, the amounts of the Company’s expenses and net income, the effectiveness of the Company’s internal controls over financial reporting, and the Company’s anti-corruption policies, due to alleged corruption purportedly in connection with certain contracts, which allegedly artificially inflated the market value of the Company’s securities.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

In addition, to date, three complaints have been filed by individual investors in the Southern District of New York consisting of allegations similar to those in the consolidated amended complaint. Those individual actions have been consolidated with the Consolidated Securities Litigation for pre-trial purposes.

The plaintiffs have not specified an amount of alleged damages in the actions. Because these actions are in their early stages, the possible loss or range of losses, if any, arising from the litigation cannot be estimated. The Company has engaged a U.S. firm as legal counsel and intends to defend vigorously against the allegations made in the context of these actions.

30.3.   Contingent assets

30.3.1.  Legal proceeding in the United States - P-19 and P-31 platforms

In 2002, Braspetro Oil Service Company (Brasoil) and Petrobras obtained a favorable decision  in related lawsuits filed before U.S. courts by the insurance companies United States Fidelity & Guaranty Company and American Home Assurance Company in which they were seeking to obtain (since 1997 and regarding Brasoil) a judicial order exempting them from their payment obligations under the performance bond related to platforms P- 19 and P-31 platforms, and seeking reimbursement from Petrobras for any amounts for which they could ultimately be held liable in the context of the execution proceedings of such performance bond.

On July 21, 2006, the U.S. courts issued an executive decision, conditioning the payment of the amounts owed to Brasoil on a definitive dismissal of the legal proceedings involving identical claims that were ongoing before Brazilian courts.

In August 2014, Brasoil and Petrobras signed an out-of-court agreement with the U.S. insurance companies, which provides for the closure of all lawsuits and judicial executions filed in Brazilian and foreign courts. The agreement resulted in a US$ 295 million gain, of which US$ 72 million had been previously recognized, and therefore, a US$ 223 million gain was recognized in other income in 2014.

30.3.2. Recovery of PIS and COFINS

Petrobras filed civil lawsuits against the Federal Government claiming to recover, through offsetting, amounts paid as taxes on finance income and foreign exchange variation gains (PIS) in the period between February 1999 and November 2002 and COFINS between February 1999 and January 2004 claiming that paragraph 1 of article 3 of Law 9,718/98 is unconstitutional.

On November 9, 2005, the Federal Supreme Court declared this paragraph to be unconstitutional.

On November 18, 2010, the Superior Court of Justice upheld the claim filed by Petrobras in 2006 to recover the COFINS for the period from January 2003 to January 2004. Petrobras then recognized the amount of R$ 497.

The Company recognized R$ 2,177 as recoverable taxes in September 2014 (R$ 820 in other income and R$ 1,357 in finance income) for the lawsuit filed in 2005 to recover PIS and COFINS taxes overpaid on finance income in the period from February 1999 to December 2002, after its right to recover those taxes has been definitely recognized and the amounts and documents necessary to request judicial payment were presented.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

As of December 31, 2014, the Company had non-current receivables of R$ 2,737 related to PIS and COFINS, which are inflation indexed and awaiting settlement, are set out in the table below

12.31.2014
COFINS - January 2003 to January 2004	497
PIS / COFINS - February 1999 to November 2002	2,177
Inflation indexation	63
Non-current receivables	2,737

31.        Commitment to purchase natural gas

On August 18, 2014, Petrobras reached an agreement with Yacimientos Petrolíferos Fiscales Bolivianos (YPFB) to settle controversies regarding several aspects of the Bolivian natural gas import contract to supply the Brazilian domestic market (GSA). This agreement sets out payment schedules and compensations for both parties to resolve different interpretations of the GSA, and includes a contract to secure Bolivian natural gas supply to for a thermoelectric power plant - UTE Cuiabá through December 2016.

As of December 31, 2014, the total amount of agreement (GSA) for the 2015 to 2019 period is approximately 54.92 billion cubic meters (m³) of natural gas (equivalent to 30.08 million cubic meters (m3) per day) and corresponds to a total value of US$ 10.09 billion.

The agreement resulted in a net charge to income of R$ 872 on income, R$ 997 was recognized in cost of sales, partially offset by a R$ 125 gain in other income.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

32.        Collateral for crude oil exploration concession agreements

The Company has granted collateral to the Agência Nacional de Petróleo, Gás Natural e Biocombustíveis (ANP) in connection with the performance of the Minimum Exploration Programs established in the concession agreements for petroleum exploration areas in the total amount of R$ 6,553, of which R$ 4,996 are still in force, net of commitments that have been undertaken. The collateral comprises crude oil from previously identified producing fields, pledged as security, amounting to R$ 4,015 and bank guarantees of R$ 981.

33.        Risk management

The Company is exposed to a variety of risks arising from its operations, including price risk (related to crude oil and oil products prices), foreign exchange rates risk, interest rates risk, credit risk and liquidity risk. It manages risks through a corporate policy established by its officers.

The objective of the overall risk management policy is to support the achievement of the Company’s strategic goals through an adequate resource allocation and an appropriate balance between growth, return on investments and risk exposure level, which can arise from its normal activities or from the context within which the Company operates.

A summary of the positions held by the Company and recognized in other current assets and liabilities as of December 31, 2014, as well as the amounts recognized in the statement of income and other comprehensive income and the guarantees given is set out following:

	Statement of Financial Position
	Notional value		Fair value Asset Position (Liability)		Maturity
	12.31.2014	12.31.2013	12.31.2014	12.31.2013
Derivatives not designated for hedge accounting
Future contracts (*)	(4,314)	10,224	186	(48)
Long position/Crude oil and oil products	84,544	52,267	−	−	2015
Short position/Crude oil and oil products	(88,858)	(42,043)	−	−	2015
Options (*)	(594)	−	2	−
Call/Crude oil and oil products	(364)	−	(1)	−
Put/Crude oil and oil products	(230)	−	3	−	2015
Forward contracts			3	(2)
Long position/ Foreign currency forwards (ARS/USD)	USD 10	−	(3)	−	2015
Short position/ Foreign currency forwards (BRL/USD)	USD 249	USD 17	6	(2)	2015
Swap			−	(1)
Interest – Euribor x Fixed rate	EUR 5	EUR 10	−	(1)	2015

Derivatives designated for hedge accounting
Swap			(113)	(21)
Foreign currency - Cross-currency Swap	USD 298	USD 298	(59)	26	2016
Interest – Libor /Fixed rate	USD 419	USD 440	(54)	(47)	2020

Total recognized in the Statement of Financial Position			78	(72)

(*) Notional value (thousand bbl)

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

	Gains/ (losses) recognized in the statement of income (*)		Gains/ (losses) recognized in the Shareholders’ Equity (**)		Guarantees given as collateral
	2014	2013	2014	2013	12.31.2014	12.31.2013
Commodity derivatives	910	(250)	−	−	17	335
Foreign currency derivatives	(49)	(85)	22	20	−	−
Interest rate derivatives	(24)	−	(5)	24	−	−
Embedded derivative - ethanol	−	(73)	−	−	−	−
	837	(408)	17	44	17	335
Cash flow hedge on exports (***)	(1,673)	(692)	(13,977)	(12,691)	−	−
	(836)	(1,100)	(13,960)	(12,647)	17	335

(*) Amounts recognized in finance income in the period.
(**) Amounts recognized as other comprehensive income in the period.
(***) Using non-derivative financial instruments as designated hedging instruments, as set out in note 32.3.

A sensitivity analysis for the different types of market risks, to which the Company is exposed, based on the derivative financial instruments held as of December 31, 2014 is set out following:

		Consolidated
Financial Instruments	Risk	Probable Scenario (*)	Stressed Scenario (∆ de 25%)	Stressed Scenario (∆ de 50%)
Derivatives not designated for hedge accounting
Future contracts	Crude oil and oil products - price changes	186	(189)	(564)
Forward contracts	Foreign currency - depreciation of the BRL against the USD	(53)	(159)	(318)
Forward contracts	Foreign currency - appreciation of the ARS against the USD	1	(7)	(13)
Swap	Interest - Euribor decrease	−	−	−
Options	Crude oil and oil products - price changes	2	1	(8)
		136	(354)	(903)

Derivatives designated for hedge accounting
Swap		(3)	270	809
Debt	Foreign currency - appreciation of the JPY against the USD	3	(270)	(809)
Net effect		−	−	−

Swap		13	(2)	(3)
Debt	Interest - LIBOR increase	(13)	2	3
Net effect		−	−	−

(*) On 27/02/15, the probable scenario was computed based on the following risks: Real x Dollar – a 8.36% depreciation of the Real / Yen x Dollar – a 0.03% depreciation of the Yen / Peso x Dollar: an 2.00% depreciation of the Peso. LIBOR Forward Curve - a 0.35% increase throughout the curve; EURIBOR Forward Curve - a 0.15% decrease throughout the curve.

33.1.   Risk management of price risk (related to crude oil and oil products prices)

Petrobras preferably does not use derivative instruments to hedge exposures to commodity price cycles related to products purchased and sold to fulfill operational needs. Derivatives are used as hedging instruments to manage the price risk of certain short-term commercial transactions.

33.2.   Foreign exchange risk management

Petrobras seeks to identify and manage foreign exchange rate risks based on an integrated analysis of natural hedges, to benefit from the correlation between income and expenses. The Company’s short-term risk management involves choosing the currency in which to hold cash, such as the Brazilian Real, U.S. dollar or other currency. The risk management strategy involves the use of derivative instruments to hedge certain liabilities, minimizing foreign exchange rate risk exposure.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

a)      Cash Flow Hedge involving the Company’s highly probable future exports

The Company designates hedging relationships to account for the effects of the existing natural hedge between a portion of its long-term debt obligations (denominated in U.S. dollars) and its U.S. dollar denominated exports and to properly recognize that hedge in its financial statements.

Individual hedging relationships were designated in a one-to-one proportion, meaning that a portion of the total monthly exports will be the hedged transaction of an individual hedging relationship, hedged by a portion of the company’s long-term debt (which has an average maturity of approximately 6.1 years).

The principal amounts, the fair value as of December 31, 2014, and a schedule of the expected reclassifications to statement of income of the balance of losses recognized in other comprehensive income (shareholders’ equity) to be recycled to the statement of income, based on a BRL/USD 2.6562 exchange rate, are set out below:

Hedging Instrument	Hedged Transactions	Nature of the Risk	Period	Principal Amount (US$ million)	Carrying amount as of December 31, 2014

Non-Derivative Financial Instruments	Portion of Highly Probable Future Monthly Export Revenues	Foreign Currency – Real vs U.S. Dollar Spot Rate	January 2015 to June 2023	50,858	135,088

Changes in the Principal Amount	US$ million
Amounts designated as of December 31, 2013	40,742
New hedging instruments designated	22,330
Exports affecting profit or loss	(5,764)
Principal repayments / amortization	(6,450)
Amounts designated as of December 31, 2014	50,858

A schedule of the timing of the losses recognized in other comprehensive income (shareholders’ equity) to be recycled to the statement of income as of December 31, 2014 is set out below:

	Consolidated
	12.31.2014
	2015	2016	2017	2018	2019	2020	2021	2022	2023	Total
Expected reclassification	(3,394)	(3,857)	(4,362)	(4,168)	(3,694)	(2,454)	(2,043)	(2,348)	(350)	(26,670)

b)     Cash flow hedges involving swap contracts - Yen x Dollar

The Company has a cross currency swap to fix in U.S. dollars the payments related to bonds denominated in Japanese yen and does not intend to settle these contracts before the maturity. The relationship between the derivative and the bonds was designated for cash flow hedge accounting.

c)       Sensitivity analysis for foreign exchange risk on financial instruments

A sensitivity analysis is set out below, showing the probable scenario for foreign exchange risk on financial instruments, computed based on external data, along with stressed scenarios (a 25% and a 50% change in the foreign exchange rates), except for assets and liabilities of foreign subsidiaries, when transacted in a currency equivalent to their respective functional currencies.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

			Consolidated
Financial Instruments	Exposure at 12.31.2014	Risk	Probable Scenario (*)	Stressed Scenario (∆ of 25%)	Stressed Scenario (∆ of 50%)
Assets	6,890		576	1,722	3,445
Liabilities	(162,822)	Dollar/ Real	(13,608)	(40,705)	(81,411)
Cash flow hedge on exports	135,088		11,290	33,772	67,544
	(20,844)		(1,742)	(5,211)	(10,422)
Liabilities (**)	(1,728)	Yen/ Dollar	−	(432)	(864)
	(1,728)		−	(432)	(864)
Assets	17		−	4	9
Liabilities	(6,877)	Euro/ Real	(1)	(1,719)	(3,439)
	(6,860)		(1)	(1,715)	(3,430)
Assets	18,269	Euro/ Dollar	(2,075)	4,567	9,135
Liabilities	(36,831)		4,184	(9,208)	(18,416)
	(18,562)		2,109	(4,641)	(9,281)
Assets	11	Pound Sterling/ Real	1	3	6
Liabilities	(1,930)		(143)	(483)	(965)
	(1,919)		(142)	(480)	(959)
Assets	4,684	Pound Sterling/ Dollar	(99)	1,171	2,342
Liabilities	(10,060)		213	(2,515)	(5,030)
	(5,376)		114	(1,344)	(2,688)
Assets	729	Peso/ Dollar	15	182	365
Liabilities	(2,031)		(41)	(508)	(1,015)
	(1,302)		(26)	(326)	(650)
	(56,591)		312	(14,149)	(28,294)

(*) On 27/02/15, the probable scenario was computed based on the following risks: Real x Dollar – a 8.36% depreciation of the Real / Yen x Dollar – a 0.03% depreciation of the Yen / Peso x Dollar: an 2.00% depreciation of the Peso/ Euro x Dollar: a 7.70% depreciation of the Euro / Pound Sterling x Dollar: a 0.87% depreciation of the Pound Sterling . The probable scenario was determined based on the spot foreign exchange rates (PTAX selling rates) reported by the Central Bank of Brazil on February 27, 2015.

(**) A portion of the foreign currency exposure is hedged by a cross-currency swap.

33.3.   Interest rate risk management

The Company considers that interest rate risk does not create a significant exposure and therefore, preferably does not use derivative financial instruments to manage interest rate risk, except for specific situations encountered by certain subsidiaries of Petrobras.

33.4.   Capital management

The Company’s objectives when making its financial decisions is to achieve an adequate capital management and indebtedness level in order to safeguard its ability to continue as a going concern, adding value to its shareholders and investors. Its main sources of funding have been cash provided by its operating activities, debt issuance in the international capital markets, loan agreements with commercial banks and cash provided by asset disposals (divesting). The duration of the Company’s debt matches the maturity of its capital expenditures (an average maturity of approximately 6 years).

Net debt is calculated as total debt (short-term debt and long-term debt) less cash, cash equivalents and government bonds and time deposits with maturities higher than three months. Adjusted EBITDA is calculated by adding back net finance income (expenses), income taxes, depreciation/amortization, share of earnings in equity-accounted investments, impairment charges and write-off of overpayments incorrectly capitalized to net income. Net total capitalization is calculated by adding net debt to shareholders’ equity. These measures are not defined by the International Financial Reporting Standards – IFRS (non-GAAP measures) and should neither be considered in isolation or as substitutes for profit, indebtedness and cash flow provided by operating activities as defined by the IFRS, nor be compared to those measures of other companies.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

	Consolidated
	12.31.2014	12.31.2013
Total debt (current and non-current)	351,035	267,820
Cash and cash equivalents	44,239	37,172
Government securities and time deposits (maturity of more than three months)	24,707	9,085
Net debt	282,089	221,563
Net debt/(net debt+shareholders' equity)	48%	39%
Adjusted EBITDA	59,140	62,967
Net debt/Adjusted EBITDA ratio	4.77	3.52

Undertaking capital expenditures in the oil and gas industry is financial-capital intensive and involves long-term maturity. Thus cash used in investing activities may exceed cash provided by operating activities during certain periods. Cash provided by operating activities may be negatively affected if oil prices remain at the current level for a significant period of time. Thus the Company’s financial ratios may be negatively affected during the period when there is no cash flows provided by the operations of its ongoing capital expenditures or when changes resulting from a revision of the Company’s Business and Management Plan – BMP are being implemented.

In addition, the recently revised divestment plan for the 2015 to 2016 period (projecting divestments of US$ 13.7 billion) is part of the Company's financial planning, aimed at reducing leverage, preserving cash and prioritizing capital expenditures, primarily in oil and gas production in Brazil in highly productive and profitable areas.

However, this divestment portfolio is dynamic and the occurrence of the transactions depend on business conditions, market conditions and the Company’s continuing assessment of its businesses.

33.5.   Credit risk

Credit risk management in Petrobras aims at reconciling the need for minimizing risk (of not collecting receivables or financial deposits) sand maximizing the result of commercial and financial transactions, through efficient credit analysis, granting and management based on quantitative and qualitative parameters that are appropriate for each market segment in which the Company operates.

The commercial credit portfolio is very diversified and comprises clients from the domestic market and from foreign markets. Credit granted to financial institutions is spread among “investment grade” international banks rated by international rating agencies and highly-rated Brazilian banks.

33.5.1. Credit quality of financial assets

a)      Trade and other receivables

Most of the company's customers have no credit agency ratings. Thus, credit commissions assess creditworthiness and define credit limits, which are regularly monitored, based on the client’s main activity, commercial relationship and credit history with Petrobras, solvency, financial situation and external market assessment of the customer.

b)     Other financial assets

Credit quality of cash and cash equivalents, as well as marketable securities is based on external credit ratings provided by Standard & Poor’s, Moody’s and Fitch. The credit quality of those financial assets, that are neither past due nor have been impaired, are set out below:

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

	Consolidated
	Cash and cash equivalents		Marketable securities
	2014	2013	2014	2013
AAA	55	54	−	−
AA	266	16	−	−
A	21,635	11,617	53	−
BBB	3,988	146	243	−
AAA.br	13,867	23,253	24,655	9,321
AA.br	2,459	1,082	−	−
Other ratings	1,969	1,004	102	87
	44,239	37,172	25,053	9,408

33.6.   Liquidity risk

Liquidity risk is represented by the possibility of a shortage of cash or other financial assets in order to settle the Company’s obligations on the agreed dates and is managed by the Company based on policies such as: centralized cash management, in order to optimize the level of cash and cash equivalents held and to reduce working capital; a minimum cash level to ensure that the need of cash for investments and short-term obligations is met even in adverse market conditions; increasing the number of investors in the domestic and international markets through funding opportunities, developing a strong presence in the international capital markets and searching for new funding sources, including new markets and financial products.

This strategy is currently is being achieved, for example, by seeking funding in the Asian market. The Company intends to use different funding sources (banking market, Export Credit Agency - ECAs and capital markets) in 2015 to obtain the necessary funding to repay debt and fund its capital expenditures. In addition, the Company’s divestment program (of US$ 13.7 billion) will contribute to its funding needs.

A maturity schedule of the Company’s finance debt (undiscounted), including face value and interest payments is set out following:

	Consolidated
Maturity	2015	2016	2017	2018	2019	2020 em diante	12.31.2014	12.31.2013
	42,611	49,137	44,735	59,370	73,061	208,417	477,331	363,513

33.7.   Insurance (unaudited)

The Company’s insurance strategy involves acquiring insurance to cover risks that may produce material impacts and also to cover risks that are subject to compulsory insurance coverage (pursuant to legal or contractual requirements). The remaining risks are self-insured and Petrobras intentionally assumes the entire risk by abstaining from contracting insurance. The Company assumes a significant portion of its risk, by entering into insurance policies that have deductibles that may reach an amount equivalent to US$ 20 milion.

The Company’s risk assumptions for insurance are not part of the audit scope of the financial statements audit and therefore were not examined by independent auditors.

The main information concerning the insurance coverage outstanding at December 31, 2014 is set out below:

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

		Amount insured
Assets	Types of coverage	Consolidated	Parent company
Facilities, equipment inventory and products inventory	Fire, operational risks and engineering risks	485,410	304,375
Tankers and auxiliary vessels	Hulls	10,094
Fixed platforms, floating production systems and offshore drilling units	Oil risks	102,905	23,791
Total		598,409	328,166

Petrobras does not have loss of earnings insurance or insurance related to well control, automobiles and pipeline networks in Brazil.

34.        Fair value of financial assets and liabilities

Fair values are determined based on market prices, when available, or, in the absence thereof, on the present value of expected future cash flows. The fair values of cash and cash equivalents, short term debt and other non-current assets and liabilities are the same as or do not differ significantly from their carrying amounts.

The hierarchy of the fair values of the financial assets and liabilities, recorded on a recurring basis, is set out below:

-       Level 1: inputs are the most reliable evidence of fair value: quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date.

-       Level 2: inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

-       Level 3: inputs are unobservable inputs for the asset or liability.

The hierarchy of recurring fair value measurements of financial assets and liabilities recognized is set out below:

	Fair value measured based on
	Level I	Level II	Level III	Total fair value recorded

Assets
Marketable securities	7,202	−	−	7,202
Commodity derivatives	188	−	−	188
Foreign currency derivatives	−	6	−	6
Balance at December 31, 2014	7,390	6	−	7,396
Balance at December 31, 2013	9,124	24	−	9,148

Liabilities
Foreign currency derivatives	−	(62)	−	(62)
Interest derivatives	−	(54)	−	(54)
Balance at December 31, 2014	−	(116)	−	(116)
Balance at December 31, 2013	(48)	(48)	−	(96)

There are no material transfers between levels.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

The estimated fair value for the Company’s long term debt as of December 31, 2014, computed based on the prevailing market rates is set out in note 17.

35.        Subsequent events

Moody’s review of Petrobras’s global ratings

On February 24, 2015, Moody’s downgraded Petrobras’s bonds credit rating in the U.S. market. Petrobras lost its investment grade rating.

According to Moody´s, the downgrade of Petrobras’s rating reflects increasing concern about corruption investigations and liquidity pressures that might result from delays in delivering audited financial statements. In addition, Moody's expects that the Company will be challenged to make meaningful reduction in its debt level over the next several years and expects the Company to take longer than previously expected to achieve planned leverage reductions.

The Company has no covenants which are affected by the credit rating downgrades or require maintenance of an investment grade rating.

Closure of refining activities in Japan

In February 2015, Petrobras initiated a plan for closure of the refining activities in Okinawa, Japan. The plan will provide for the closure of the Nansey Sekiyu (NSS) refinery and the Company will work together with the Japanese Ministry of Economy, Trade and Industry (METI).

Disposal of assets in Argentina

On March 30, 2015, Petrobras Argentina S.A., PESA, disposed of its interest in assets located in the Austral basin in Santa Cruz to Compañía General de Combustibles S.A. (CGC) for US$ 101 million.

Financing agreements in the banking market

On April 1, 2015, Petrobras Global Trading BV – PGT, an indirect subsidiary of Petrobras entered into a US$ 3.5 billion line of credit for 10 years with China Development Bank Corporation – CDB.

On April 9, 2015, Petrobras Distribuidora S.A. (a wholly-owned subsidiary of Petrobras) entered into a R$ 4.5 billion working capital loan agreement with Banco do Brasil, due March 2021.

On April 17, 2015, the Company announced the following financing agreements:

- 5-year standby credit line with Caixa Econômica Federal of R$ 2 billion;

- 5-year standby credit line with Bradesco of R$ 3 billion;

- Cooperation agreement with Standard Chartered for an oil production platform sale and leaseback transaction of US$ 3 billion for 10 years.

Petróleo Brasileiro S.A. – Petrobras

Supplementary information (unaudited)

(Expressed in millions of reais, unless otherwise indicated)

Social Balance

	Consolidated
1 - Calculation basis			2014			2013
Consolidated sales revenues (SR)			337,260			304,890
Consolidated net income (loss) before profit sharing and taxes (OI)			(24,771)			29,257
Consolidated gross payroll (GP) (i)			31,671			27,025

		% of			% of
2 - Internal Social Indicators	Amount	GP	SR	Amount	GP	SR
Meal and food	1,222	3.86%	0.36%	1,063	3.93%	0.35%
Compulsory payroll charges	5,774	18.23%	1.71%	5,366	19.85%	1.76%
Pension	1,978	6.24%	0.59%	1,674	6.20%	0.55%
Health Care	1,477	4.66%	0.44%	1,266	4.68%	0.42%
Health and Safety	225	0.71%	0.07%	221	0.82%	0.07%
Education	242	0.76%	0.07%	215	0.80%	0.07%
Culture	18	0.06%	0.01%	20	0.07%	0.01%
Professional training and development	365	1.15%	0.11%	423	1.57%	0.14%
Day-care assistance	58	0.18%	0.02%	39	0.14%	0.01%
Profit sharing	1,045	3.30%	0.31%	1,102	4.08%	0.36%
Other	50	0.16%	0.01%	90	0.33%	0.03%
Total - Internal social indicators	12,454	39.31%	3.70%	11,479	42.51%	3.75%

		% of			% of
3 - External Social Indicators	Amount	OI	SR	Amount	OI	SR
Income and Work Opportunities Generated	87	-0,35%	0.03%	230	0.79%	0.08%
Education for Professional Skills	73	-0,29%	0.02%	62	0.21%	0.02%
Rights of Children and Adolescents Guarantee (I)	78	-0,32%	0.02%	74	0.25%	0.02%
Culture	143	-0,58%	0.04%	203	0.69%	0.07%
Sport	98	-0,4%	0.03%	81	0.28%	0.03%
Other	29	-0,12%	0.01%	25	0.09%	0.01%
Total contributions for the community	508	-2,05%	0.15%	675	2.31%	0.22%
Taxes (excluding payroll charges)	106,319	-429,21%	31.52%	101,507	346.95%	33.29%
Total - External social indicators	106,827	-431,26%	31.67%	102,182	349.26%	33.51%

		% of			% of
4 - Environmental Indicators	Amount	OI	SR	Amount	OI	SR
Investments related to the Company’s production/operation (i)	3,169	-12,79%	0.94%	3,219	11.00%	1.06%
Investments in external programs and/or projects	108	-0,44%	0.03%	104	0.36%	0.03%
Total environmental investments	3,277	-13,23%	0.97%	3,323	11.36%	1.09%
With respect to establishing “annual goals” for minimizing wastage, input general consumption in production/operation and for increasing efficiency in the use of natural resources, the Company:	( ) does not have goals ( ) attains from 51% to 75% ( ) attains from 0 to 50% (x) attains from 76 to 100%			( ) does not have goals ( ) attains from 51% to 75% ( ) attains from 0 to 50% (x) attains from 76 to 100%

Petróleo Brasileiro S.A. – Petrobras

Supplementary information (unaudited)

(Expressed in millions of reais, unless otherwise indicated)

Social Balance (continuation)

	Consolidated
5 - Indicators for the staff	2014			2013
Nº of employees at the end of the period			80,908			86,108
Nº of hirings during the period (II)			3,786			2,166
Nº of contracted employees (outsourcing)			291,074			360,180
Nº of student trainees			1,746			1,816
Nº of employees older than 45 (III)			33,767			37,858
Nº of women that work in the Company			13,625			14,371
% of leadership positions held by women (III)			15.2%			15.4%
Nº of Negroes that work in the Company (IV)			19,959			20,908
% of leadership positions held by Negroes (V)			20.3%			25.2%
Nº of handicapped workers (VI)			286			1,127

6 - Significant information with respect to the exercise of corporate citizenship	2014			Goals 2015
Ratio between the Company’s highest and lowest compensation (VII)			30.3			30.3
Total number of work accidents (VIII)			4,406			4,406
The social and environmental projects developed by the Company were defined by:	( ) directors	(X) directors and managers	( ) all employees	( ) directors	(X) directors and managers	( ) all employees
The health and safety standards in the work environment were defined by:	(X) directors and managers	( ) all the employees	( ) everyone + Cipa	(X) directors and managers	( ) all the employees	( ) everyone + Cipa
With respect to union freedom, the right to collective bargaining and internal representation of the employees, the Company:	( ) is not involved	( ) follows ILO standards	(X) encourages and follows ILO	( ) will not be involved	( ) will follow ILO standards	(X) will encourage and follow ILO
The pension benefits include:	( ) directors	( ) directors and managers	(X) all employees	( ) directors	( ) directors and managers	(X) all employees
Profit-sharing includes:	( ) directors	( ) directors and managers	(X) all employees	( ) directors	( ) directors and managers	(X) all employees
In the selection of suppliers, the same ethical standards and standards of social and environmental responsibility adopted by the Company:	( ) are not considered	( ) are suggested	(X) are required	( ) will not be considered	( ) will be suggested	(X) will be required
With respect to the participation of employees in voluntary work programs, the Company:	( ) is not involved	( ) gives support	(X) organizes and encourages	( ) will not be involved	( ) will give support	(X) will organize and encourage
Total number of complaints and criticisms from consumers: (IX)	in the Company 11,191	in Procon 36	in court 146	in the Company 7,656	in Procon -	in court 4
% of claims and criticisms attended or resolved:	in the Company 95.6%	in Procon 44.4%	in court 31.5%	in the Company 93.7%	in Procon -	in court 44.4%
Total value added to distribute (in thousand of R$):	In 2014:		146,440	In 2013:		193,121
Distribution of added value:	70% government 22% employees 0% shareholders 23% third parties -15% retained			55% government 14% employees 5% shareholders 19% third parties 7% retained

7 - Other information
I. It includes R$ 3.5 transferred to the Fund for Infancy and Adolescence (FIA).
II. Information for the Petrobras Group in Brazil, related to hiring through public selection processes.
III. Information related to the employees of the Parent Company, Petrobras Distribuidora, Transpetro, Liquigás, Petrobras Biofuel and subsidiaries outside Brazil.
IV. Information related to the employees of the Parent Company, Petrobras Distribuidora, Transpetro and Liquigás who declared to be Negroes.
V. Of the total leadership positions in the Parent Company held by employees who informed their color/race, 20.3% are held by people who declared to be Negroes.

VI. Until 2013, the figures submitted by the business areas, obtained through self-declaration of employees. In 2014, the number was extracted from specific field of computerized health system, recorded during annual medical examination. Does not include disabled people admitted in 2014. Number referring to Parent Company.

VII. Information related to the Parent company.
VIII. The design process of this number was reassessed leading to the conclusion that the inherent uncertainties occasioned a projection with a significant margin of error and of little use.
IX. The information on the Company includes the number of complaints and criticisms received by the Parent Company, Liquigás, Petrobras Distribuidora and international area.
(i) Consisting of salaries, benefits, FGTS, Social Security and other benefits to employees.

Petróleo Brasileiro S.A. – Petrobras

Supplementary information (unaudited)

(In millions of reais, except when indicate otherwise)

Supplementary information on Oil and Gas Exploration and Production

In accordance with Codification Topic 932 - Extractive Activities – Oil and Gas, this section provides supplemental information on oil and gas exploration and producing activities of the Company. The information included in items (a) through (c) provides historical cost information pertaining to costs incurred in exploration, property acquisition and development, capitalized costs and results of operations. The information included in items (d) and (e) present information on Petrobras’ estimated net proved reserve quantities, standardized measure of estimated discounted future net cash flows related to proved reserves, and changes in estimated discounted future net cash flows.

The international geographic area includes, on December 31, 2014, activities in South America, which includes Argentina, Colombia and Ecuador; North America, which includes Mexico and the United States of America; and others, comprised of Turkey. The equity-accounted investments are comprised of the operations of Petrobras Oil and Gas B.V. (PO&G) in Namibia and Nigeria, as well as Venezuelan companies involved in exploration and production activities.

a)      Capitalizes costs relating to oil and gas producing activities

The following table summarizes capitalized costs for oil and gas exploration and production activities with the related accumulated depreciation, depletion and amortization, and asset retirement obligation assets:

	Consolidated Entities							Equity Method Investees
	Brazil	South America	North America	Africa	Others	International	Total	Total
December 31, 2014
Unproved oil and gas properties	24,698	192	1,788	−	−	1,980	26,678	24
Proved oil and gas properties	256,376	5,332	11,281	−	−	16,613	272,989	12,065
Support equipments	211,159	3,136	206	−	9	3,351	214,510	69
Gross capitalized costs	492,233	8,660	13,275	−	9	21,944	514,177	12,158
Depreciation and depletion	(124,020)	(4,656)	(3,383)	−	(9)	(8,048)	(132,068)	(4,831)
Net capitalized costs	368,213	4,004	9,892	−	−	13,896	382,109	7,327

December 31, 2013
Unproved oil and gas properties	49,806	1,936	1,342	51	−	3,329	53,135	−
Proved oil and gas properties	193,003	5,646	14,102	−	−	19,748	212,751	9,304
Support equipments	190,773	842	(642)	(35)	10	175	190,948	2
Gross capitalized costs	433,582	8,424	14,802	16	10	23,251	456,833	9,306
Depreciation and depletion	(104,541)	(4,790)	(2,221)	−	(9)	(7,020)	(111,561)	(3,408)
Net capitalized costs	329,041	3,634	12,581	16	1	16,232	345,273	5,898

December 31, 2012
Unproved oil and gas properties	98,609	1,440	3,210	3,066	51	7,767	106,376	−
Proved oil and gas properties	123,940	8,072	7,443	5,041	−	20,556	144,496	1,004
Support equipments	152,058	3,063	6	54	14	3,137	155,195	−
Gross capitalized costs	374,607	12,575	10,659	8,161	65	31,460	406,067	1,004
Depreciation and depletion	(88,449)	(6,157)	(1,278)	(2,892)	(7)	(10,334)	(98,783)	(348)
Net capitalized costs	286,158	6,418	9,381	5,269	58	21,126	307,284	656

Petróleo Brasileiro S.A. – Petrobras

Supplementary information (unaudited)

(In millions of reais, except when indicate otherwise)

b)     Costs incurred in oil and gas property acquisition, exploration and development activities

Costs incurred are summarized below and include both amounts expensed and capitalized:

								Equity Method Investees
	Brazil	South America	North America	Africa*	Others	International	Total	Total
December 31, 2014
Acquisition of properties
Proved	−	209	−	−	−	209	209	−
Unproved	120	−	−	−	−	−	120	−
Exploration costs	12,833	288	317	36	−	641	13,474	−
Development costs	42,726	1,285	983	−	−	2,268	44,994	1,501
Total	55,679	1,782	1,300	36	−	3,118	58,797	1,501

December 31, 2013
Acquisition of properties
Proved	−	−	−	−	−	−	−	−
Unproved	6,538	−	−	−	−	−	6,538	−
Exploration costs	13,206	429	830	3	2	1,264	14,470	−
Development costs	39,197	1,576	2,765	660	6	5,007	44,204	556
Total	58,941	2,005	3,595	663	7	6,271	65,212	556

December 31, 2012
Acquisition of properties
Proved	−	−	−	−	−	−	−	−
Unproved	−	−	−	−	−	−	−	−
Exploration costs	11,086	577	1,143	175	1	1,896	12,982	−
Development costs	31,623	1,793	2,203	583	122	4,701	36,324	38
Total	42,709	2,370	3,346	758	123	6,597	49,306	38
(*)The values of assets held for sale were carried out in 2014.

c)      Results of operations for oil and gas producing activities

The Company’s results of operations from oil and gas producing activities for the years ended December 31, 2014, 2013 and 2012 are shown in the following table. The Company transfers substantially all of its Brazilian crude oil and gas production to the Refining, Transportation & Marketing segment in Brazil. The prices calculated by the Company’s model may not be indicative of the price the Company would have realized had this production been sold in an unregulated spot market. Additionally, the prices calculated by the Company’s model may not be indicative of the future prices to be realized by the Company. Gas prices used are those contracted prices to third parties.

Production costs are lifting costs incurred to operate and maintain productive wells and related equipment and facilities, including operating employees’ compensation, materials, supplies, fuel consumed in operations and operating costs related to natural gas processing plants.

Exploration expenses include the costs of geological and geophysical activities and non-productive exploratory wells. Depreciation and amortization expenses relate to assets employed in exploration and development activities. In accordance with Codification Topic 932 – Extractive Activities – Oil and Gas, income taxes are based on statutory tax rates, reflecting allowable deductions. Interest income and expense are excluded from the results reported in this table.

Petróleo Brasileiro S.A. – Petrobras

Supplementary information (unaudited)

(In millions of reais, except when indicate otherwise)

	Consolidated Entities							Equity Method Investees
	Brazil	South America	North America	Africa	Others	International	Total	Total
December 31, 2014
Net operation revenues:
Sales to third parties	1,190	1,975	2,144	−	−	4,119	5,309	1,578
Intersegment	152,515	2,903	−	−	−	2,903	155,418	3,279
	153,705	4,878	2,144	−	−	7,022	160,727	4,857
Production costs	(64,366)	(2,459)	(489)	−	−	(2,948)	(67,314)	(1,398)
Exploration expenses	(6,720)	(69)	(308)	(38)	−	(415)	(7,135)	(675)
Depreciation, depletion and amortization	(18,091)	(852)	(1,208)	−	−	(2,060)	(20,151)	(421)
Impairment of oil and gas properties	(5,665)	(230)	(4,183)	(16)	−	(4,429)	(10,094)	(180)
Other operating expenses	(6,722)	2,610	(276)	6	279	2,619	(4,103)	(20)
Results before income tax expenses	52,141	3,878	(4,320)	(48)	279	(211)	51,930	2,163
Income tax expenses	(17,728)	(1,206)	(10)	−	41	(1,175)	(18,903)	(1,576)
Results of operations (excluding corporate overhead and interes costs)	34,413	2,672	(4,330)	(48)	320	(1,386)	33,027	587

December 31, 2013
Net operation revenues:
Sales to third parties	2,472	2,201	1,093	438	−	3,732	6,204	1,176
Intersegment	144,809	3,624	−	1,429	−	5,053	149,862	1,640
	147,281	5,826	1,093	1,867	−	8,786	156,067	2,816
Production costs	(57,050)	(3,057)	(381)	(141)	−	(3,580)	(60,630)	(423)
Exploration expenses	(6,057)	(132)	(189)	(61)	(7)	(388)	(6,445)	(4)
Depreciation, depletion and amortization	(16,867)	(1,117)	(693)	(192)	(1)	(2,004)	(18,871)	(565)
Impairment of oil and gas properties	(9)	2	(30)	(1,205)	−	(1,233)	(1,242)	−
Other operating expenses	(2,883)	(552)	(161)	(108)	3,763	2,943	60	−
Results before income tax expenses	64,415	969	(361)	160	3,756	4,524	68,939	1,823
Income tax expenses	(21,901)	(304)	(3)	(790)	(1)	(1,099)	(23,000)	(750)
Results of operations (excluding corporate overhead and interes costs)	42,514	665	(365)	(630)	3,754	3,425	45,939	1,073

December 31, 2012
Net operation revenues:
Sales to third parties	1,700	2,240	37	719	−	2,996	4,696	362
Intersegment	143,873	3,232	566	3,674	−	7,472	151,345	−
	145,573	5,472	603	4,393	−	10,468	156,041	362
Production costs	(52,888)	(2,664)	(79)	(348)	−	(3,091)	(55,979)	(302)
Exploration expenses	(7,114)	(352)	(96)	(163)	(112)	(723)	(7,837)	−
Depreciation, depletion and amortization	(12,763)	(921)	(342)	(370)	(2)	(1,635)	(14,398)	(153)
Impairment of oil and gas properties	(71)	(1)	−	(33)	−	(34)	(105)	−
Other operating expenses	(3,523)	(384)	(218)	340	(82)	(344)	(3,867)	−
Results before income tax expenses	69,214	1,150	(132)	3,819	(196)	4,641	73,855	(93)

Income tax expenses	(23,533)	(295)	(1)	(1,820)	2	(2,114)	(25,647)	28
Results of operations (excluding corporate overhead and interes costs)	45,681	855	(133)	1,999	(194)	2,527	48,208	(65)

d)     Reserve quantities information

The Company’s estimated net proved oil and gas reserves and changes thereto for the years 2014, 2013 and 2012 are shown in the following table. Proved reserves are estimated by the Company’s reservoir engineers in accordance with the reserve definitions prescribed by the Securities and Exchange Commission.

Proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations-prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time.

Petróleo Brasileiro S.A. – Petrobras

Supplementary information (unaudited)

(In millions of reais, except when indicate otherwise)

Developed oil and gas reserves are reserves of any category that can be expected to be recovered: (i) through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of a new well; and (ii) through installed extraction equipment and infrastructure operational at the time of the reserves estimate if the extraction is by means not involving a well.

In some cases, substantial new investments in additional wells and related facilities will be required to recover these proved reserves. Due to the inherent uncertainties and the limited nature of reservoir data, estimates of reserves are subject to change as additional information becomes available.

A summary of the annual changes in the proved reserves of oil is as follows (in millions of barrels):

	Consolidated Entities							Equity Method Investees
Proved developed and undeveloped reserves	Brazil	South America	North America	Africa	International**	Synthetic Oil	Total	Total
Reserves at December 31, 2011	10,411.2	191.2	53.7	118.1	363.0	8.6	10,782.8	29.6
Revisions of previous estimates	69.7	(2.6)	23.5	22.4	43.3	0.7	113.7	(3.0)
Extensions and discoveries	424.4	11.4	−	−	11.4	−	435.8	−
Improved Recovery	324.6	0.6	−	18.7	19.3	−	343.9	−
Production for the year	(690.7)	(25.2)	(3.3)	(19.0)	(47.5)	(1.0)	(739.1)	(2.3)
Reserves at December 31, 2012	10,539.2	175.4	74.0	140.2	389.6	8.3	10,937.1	24.3
Transfers by loss of control*	−	−	−	(140.2)	(140.2)	−	(140.2)	140.2
Revisions of previous estimates	(110.0)	13.4	21.9	−	35.4	1.3	(73.4)	1.8
Extensions and discoveries	818.3	−	33.0	−	33.0	−	851.4	−
Improved Recovery	124.2	−	−	−	−	−	124.2	−
Sales of reserves	(42.3)	−	(1.5)	−	(1.5)	−	(43.8)	(65.4)
Production for the year	(671.0)	(22.8)	(4.3)	−	(27.1)	(0.8)	(698.9)	(16.5)
Reserves at December 31, 2013	10,658.4	166.0	123.1	(0.0)	289.2	8.8	10,956.4	84.5
Transfers by loss of control*	−	−	−		−	−	−	−
Revisions of previous estimates	629.3	(3.2)	5.3	−	2.1	0.2	631.6	(1.1)
Extensions and discoveries	267.7	3.0	1.6	−	4.6	−	272.3	−
Improved Recovery	−	0.5	−	−	0.5	−	0.5	−
Sales of reserves	−	(104.4)	(0.1)	−	(104.5)	−	(104.5)	−
Purchases of reserves	−	22.9	−	−	22.9	−	22.9	−
Production for the year	(704.6)	(18.3)	(10.0)	−	(28.3)	(1.1)	(734.0)	(11.3)
Reserves at December 31, 2014	10,850.9	66.5	119.9	(0.0)	186.5	7.9	11,045.2	72.1

*Amounts transferred from consolidated entities to equity-method entities, as the Company ceased to consolidate PO&G.
** In 2013 includes 105 million barrels related to assets classified as held for sale.
Apparent differences in the sum of the numbers are due to rounding off.

Petróleo Brasileiro S.A. – Petrobras

Supplementary information (unaudited)

(In millions of reais, except when indicate otherwise)

A summary of the annual changes in the proved reserves of natural gas is as follows (in billions of cubic feet):

	Consolidated Entities							Equity Method Investees
Proved developed and undeveloped reserves	Brazil	South America	North America	Africa	International**	Synthetic Gas	Total	Total
Reserves at December 31, 2011	11,067.0	1,189.6	71.9	39.3	1,300.8	13.4	12,381.2	43.5
Revisions of previous estimates	373.4	(18.3)	2.7	6.2	(9.4)	1.8	365.8	5.2
Extensions and discoveries	275.8	19.6	−	−	19.6	−	295.4	−
Improved Recovery	(624.3)	0.8	−	−	0.8	−	(623.5)	−
Production for the year	(747.3)	(108.0)	(6.9)	−	(114.9)	(1.9)	(864.1)	(0.9)
Reserves at December 31, 2012	10,344.6	1,083.7	67.7	45.5	1,196.9	13.3	11,554.8	47.8
Transfers by loss of control*	−	−	−	(45.5)	(45.5)	−	(45.5)	45.5
Revisions of previous estimates	(291.2)	75.2	2.6	−	77.8	(0.1)	(213.5)	(8.0)
Extensions and discoveries	1,113.0	−	80.4	−	80.4	−	1,193.4	−
Improved Recovery	916.0	−	−	−	−	−	916.0	−
Sales of reserves	(17.3)	−	(13.4)	−	(13.4)	−	(30.7)	(22.8)
Purchases of reserves	0.4	−	−	−	−	−	0.4	−
Production for the year	(773.8)	(100.4)	(4.4)	−	(104.8)	(1.4)	(880.0)	(0.6)
Reserves at December 31, 2013	11,291.7	1,058.5	132.9	0.0	1,191.4	11.8	12,494.8	61.9
Revisions of previous estimates	468.0	25.5	46.1	−	71.6	0.1	539.7	(14.4)
Extensions and discoveries	216.0	42.1	6.0	−	48.1	−	264.1	−
Improved Recovery	−	10.8	−	−	10.8	−	10.8	−
Sales of reserves	−	(351.7)	(0.1)	−	(351.8)	−	(351.8)	−
Purchases of reserves	−	47.1	−	−	47.1	−	47.1	−
Production for the year	(805.4)	(101.5)	(4.9)	−	(106.4)	(1.4)	(913.2)	(0.6)
Reserves at December 31, 2014	11,170.3	730.8	180.0	0.0	910.8	10.6	12,091.5	46.9

*Amounts transferred from consolidated entities to equity-method entities, as the Company ceased to consolidate PO&G.
** In 2013 includes 363 billion cubic feet related to assets classified as held for sale.
Apparent differences in the sum of the numbers are due to rounding off.

Petróleo Brasileiro S.A. – Petrobras

Supplementary information (unaudited)

(In millions of reais, except when indicate otherwise)

The tables below present the volumes of proved developed and undeveloped reserves, net:

	2014				2013				2012
	Crude Oil	Synthetic Oil	Natural Gas	Synthetic Gas	Crude Oil	Synthetic Oil	Natural Gas	Synthetic Gas	Crude Oil	Synthetic Oil	Natural Gas	Synthetic Gas
	(millions of barrels)		(billions of cubic feet)		(millions of barrels)		(billions of cubic feet)		(millions of barrels)		(billions of cubic feet)
Net proved developed reserves:
Consolidated Entities
Brazil	7,002.7	7.9	6,661.0	10.6	6,509.3	8.8	6,578.9	11.8	6,397.5	8.3	6,811.5	13.3
South America	52.0	−	358.2	−	86.0	−	368.4	−	96.5	−	414.1	−
North America	63.6	−	146.2	−	46.2	−	9.9	−	21.2	−	25.2	−
Africa	−	−	−	−	−	−	−	−	77.8	−	35.8	−
International	115.6	−	504.3	−	132.2	−	378.3	−	195.5	−	475.1	−
Total Consolidated Entities	7,118.3	7.9	7,165.4	10.6	6,641.6	8.8	6,957.3	11.8	6,593.0	8.3	7,286.6	13.3
Nonconsolidated Entities
South America	9.4	−	15.7	−	12.4	−	14.9	−	12.7	−	14.6	−
Africa	30.8	−	14.4	−	37.3	−	15.7	−	−	−	−	−
International	40.2	−	30.1	−	49.8	−	30.5	−	12.7	−	14.6	−
Total Nonconsolidated Entities	40.2	−	30.1	−	49.8	−	30.5	−	12.7	−	14.6	−
Total Consolidated and Nonconsolidated Entities	7,158.5	7.9	7,195.5	10.6	6,691.4	8.8	6,987.8	11.8	6,605.7	8.3	7,301.2	13.3

Net proved undeveloped reserves:
Consolidated Entities
Brazil	3,848.2	−	4,509.2	−	4,149.1	−	4,712.7	−	4,141.7	−	3,533.0	−
South America	14.6	−	372.5	−	80.1	−	690.1	−	78.9	−	669.5	−
North America	56.4	−	33.8	−	77.0	−	123.1	−	52.8	−	42.5	−
Africa	−	−	−	−	−	−	−	−	62.4	−	9.8	−
International	71.0	−	406.3	−	157.1	−	813.2	−	194.1	−	721.8	−
Total Consolidated Entities	3,919.2	−	4,915.5	−	4,306.2	−	5,525.9	−	4,335.8	−	4,254.8	−
Nonconsolidated Entities
South America	8.6	−	11.9	−	8.8	−	26.4	−	11.6	−	33.2	−
Africa	23.3	−	4.9	−	25.9	−	4.9	−	−	−	−	−
International	31.9	−	16.8	−	34.7	−	31.3	−	11.6	−	33.2	−
Total Nonconsolidated Entities	31.9	−	16.8	−	34.7	−	31.3	−	11.6	−	33.2	−
Total Consolidated and Nonconsolidated Entities	3,951.1	−	4,932.3	−	4,340.8	−	5,557.2	−	4,347.4	−	4,288.0	−
Apparent differences in the sum of the numbers are due to rounding off.

Petróleo Brasileiro S.A. – Petrobras

Supplementary information (unaudited)

(In millions of reais, except when indicate otherwise)

e)      Standardized measure of discounted future net cash flows relating to proved oil and gas quantities and changes therein

The standardized measure of discounted future net cash flows, related to the above proved oil and gas reserves, is calculated in accordance with the requirements of Codification Topic 932 of the SEC – Extractive Activities – Oil and Gas.

Estimated future cash inflows from production in Brazil and International segments are computed by applying the average price during the 12-month period prior to the ending date of the period covered by the report, determined as an unweighted arithmetic average of the first-day-of-the-month price for each month within such period, unless prices are defined by contractual arrangements, excluding escalations based upon future conditions. Future price changes are limited to those provided by contractual arrangements in existence at the end of each reporting year. Future development and production costs are those estimated future expenditures necessary to develop and produce year-end estimated proved reserves based on year-end cost indicators, assuming continuation of year-end economic conditions. Estimated future income taxes are calculated by applying appropriate year-end statutory tax rates. These rates reflect allowable deductions and are applied to estimated future pre-tax net cash flows, less the tax basis of related assets. Discounted future net cash flows are calculated using 10% mid-period discount factors. This discounting requires a year-by-year estimate of when the future expenditures will be incurred and when the reserves will be produced .

The valuation prescribed under Codification Topic 932 of the SEC– Extractive Activities - Oil and Gas requires assumptions as to the timing and amount of future development and production costs. The calculations are made as of December 31 each year and should not be relied upon as an indication of Petrobras’ future cash flows or the value of its oil and gas reserves.

Information relating to the standardized measure of discounted future net flows are presented originally in U.S. dollars on Form 20-F of the SEC were converted to the real for these financial statements. Therefore, in order to maintain consistency with the criteria used in measuring the estimates of future cash flows, as described above, the exchange rate used for converting each period follows the average prices calculated as the unweighted arithmetic average of the first-day-of-the-month price for each month within the 12-month period prior to the end of the reporting period. Exchange differences arising on translation are shown as cumulative translation adjustments in handling flows tables, as follows.

Petróleo Brasileiro S.A. – Petrobras

Supplementary information (unaudited)

(In millions of reais, except when indicate otherwise)

Discounted future net cash flows:

	Consolidated Entities						Equity Method Investees
At December 31, 2014	Brazil	South America	North America	Africa	International **	Total	Total

At December 31, 2014
Future cash inflows	2,529,273	16,770	26,530	−	43,300	2,572,573	14,704
Future production costs	(1,098,425)	(8,762)	(8,630)	−	(17,392)	(1,115,817)	(4,456)
Future development costs	(164,084)	(2,798)	(5,504)	−	(8,302)	(172,386)	(3,775)
Future income tax expenses	(441,802)	(1,447)	(955)	−	(2,402)	(444,204)	(2,152)
Undiscounted future net cash flows	824,962	3,763	11,441	−	15,204	840,166	4,321
10 percent midyear annual discount for timing of estimated cash flows *	(418,349)	(1,230)	(3,703)	−	(4,933)	(423,282)	(1,296)
Standardized measure of discounted future net cash flows	406,613	2,533	7,738	−	10,271	416,884	3,025

At December 31, 2013
Future cash inflows	2,444,936	36,145	26,017	−	62,162	2,507,098	18,802
Future production costs	(1,011,789)	(18,843)	(7,509)	−	(26,351)	(1,038,140)	(6,576)
Future development costs	(156,636)	(4,626)	(6,025)	−	(10,651)	(167,287)	(4,153)
Future income tax expenses	(443,858)	(3,649)	(365)	−	(4,014)	(447,872)	(2,633)
Undiscounted future net cash flows	832,653	9,028	12,118	−	21,146	853,799	5,441
10 percent midyear annual discount for timing of estimated cash flows *	(426,231)	(3,093)	(4,931)	−	(8,024)	(434,256)	(1,768)
Standardized measure of discounted future net cash flows	406,422	5,935	7,187	−	13,122	419,543	3,673

At December 31, 2012
Future cash inflows	2,154,418	35,026	14,231	30,499	79,756	2,234,174	8,080
Future production costs	(891,944)	(17,157)	(3,259)	(6,039)	(26,455)	(918,399)	(5,600)
Future development costs	(113,182)	(4,366)	(3,893)	(7,361)	(15,620)	(128,802)	(344)
Future income tax expenses	(397,241)	(3,910)	−	(6,156)	(10,066)	(407,307)	(787)
Undiscounted future net cash flows	752,051	9,593	7,079	10,943	27,615	779,666	1,349
10 percent midyear annual discount for timing of estimated cash flows *	(385,228)	(3,370)	(2,284)	(3,640)	(9,294)	(394,522)	(549)
Standardized measure of discounted future net cash flows	366,823	6,223	4,795	7,303	18,321	385,144	800
* Semiannual capitalization
** In 2013 includes the amount of R$ 3,790 million related to assets held for sale, carried out in 2014.

Petróleo Brasileiro S.A. – Petrobras

Supplementary information (unaudited)

(In millions of reais, except when indicate otherwise)

	Consolidated Entities							Equity Method Investees
	Brazil	South America	North America	Africa	Others	International**	Total	Total
Balance at January 1, 2014	406,422	5,935	7,186	−	−	13,121	419,543	3,672
Sales and transfers of oil and gas, net of production cost	(89,330)	(1,525)	(1,638)	−	−	(3,163)	(92,493)	(2,228)
Development costs incurred	42,726	1,285	983	−	−	2,268	44,994	1,501
Net change due to purchases and sales of minerals in place	−	(2,555)	249	−	−	(2,306)	(2,306)	−
Net change due to extensions, discoveries and improved, less related costs	16,847	427	−	−	−	427	17,274	−
Revisions of previous quantity estimates	39,241	(64)	498	−	−	434	39,675	(71)
Net change in prices, transfer prices and in production costs	(78,114)	(598)	(929)	−	−	(1,527)	(79,641)	(1,279)
Changes in estimated future development costs	(27,679)	(846)	90	−	−	(756)	(28,435)	(273)
Accretion of discount	40,642	308	803	−	−	1,111	41,753	412
Net change in income taxes	17,720	(266)	(220)	−	−	(486)	17,234	202
Timing	−	(1)	45	−	−	44	44	(68)
Others - unspecified	−	(71)	57	−	−	(14)	(14)	−
Cumulative translation adjustment	38,138	503	615	−	−	1,118	39,256	1,157
Balance at December 31, 2014	406,613	2,532	7,739	−	−	10,271	416,884	3,025

Petróleo Brasileiro S.A. – Petrobras

Supplementary information (unaudited)

(In millions of reais, except when indicate otherwise)

	Consolidated Entities							Equity Method Investees
	Brazil	South America	North America	Africa	Others	International	Total	Total
Balance at January 1, 2013	366,823	6,223	4,795	7,303	−	18,321	385,144	800
Transfers by loss of control*	−	−	−	(7,303)	−	(7,303)	(7,303)	7,303
Sales and transfers of oil and gas, net of production cost	(73,254)	(2,499)	(857)	−	−	(3,356)	(76,610)	(1,584)
Development costs incurred	36,063	1,538	390	660	6	2,594	38,657	512
Net change due to purchases and sales of minerals in place	(2,173)	587	(249)	−	−	338	(1,835)	(4,047)
Net change due to extensions, discoveries and improved, less related costs	71,493	−	1,451	−	−	1,451	72,944	−
Revisions of previous quantity estimates	(8,783)	60	2,016	−	−	2,076	(6,707)	180
Net change in prices, transfer prices and in production costs	(20,927)	(798)	653	(660)	(5)	(810)	(21,737)	(897)
Changes in estimated future development costs	(41,285)	(870)	(745)	−	−	(1,615)	(42,900)	(185)
Accretion of discount	36,682	962	584	−	−	1,546	38,228	541
Net change in income taxes	(1,891)	407	(27)	−	−	380	(1,511)	586
Timing	−	(6)	(1,409)	−	−	(1,415)	(1,415)	−
Others - unspecified	−	(343)	65	−	−	(278)	(278)	−
Cumulative translation adjustment	43,674	674	519	−	(1)	1,192	44,866	463
Balance at December 31, 2013	406,422	5,935	7,186	−	−	13,121	419,542	3,672
* Amount transferred due to desconsolidation of PO&G.
** In 2013 includes the amount of R$ 3,790 million related to assets held for sale, carried out in 2014.

Balance at January 1, 2012	319,089	5,714	1,881	5,747	−	13,342	332,431	740
Sales and transfers of oil and gas, net of production cost	(93,004)	(2,414)	(131)	(3,347)	−	(5,892)	(98,896)	(226)
Development costs incurred	31,539	1,551	1,099	583	122	3,355	34,894	36
Net change due to purchases and sales of minerals in place	−	−	−	−	−	−	−	−
Net change due to extensions, discoveries and improved, less related costs	34,724	350	1,978	2,668	−	4,996	39,720	78
Revisions of previous quantity estimates	6,632	478	(115)	3,451	−	3,814	10,446	(113)
Net change in prices, transfer prices and in production costs	(13,318)	164	222	(663)	(122)	(399)	(13,717)	(268)
Changes in estimated future development costs	(17,422)	(1,601)	(738)	(2,059)	−	(4,398)	(21,820)	(221)
Accretion of discount	31,909	944	253	670	−	1,867	33,776	130
Net change in income taxes	6,085	300	−	(194)	−	106	6,191	3
Timing	−	(73)	105	−	−	32	32	−
Others - unspecified	−	(178)	(86)	(544)	−	(808)	(808)	515
Cumulative translation adjustment	60,589	988	327	991	−	2,306	62,895	126
Balance at December 31, 2012	366,823	6,223	4,795	7,303	−	18,321	385,144	800

Petróleo Brasileiro S.A. – Petrobras

The Board of Directors and Officers

BOARD OF DIRECTORS

LUCIANO GALVÃO COUTINHO
CHAIRMAN
CPF: 636.831.808-20

ALDEMIR BENDINE	FRANCISCO ROBERTO DE ALBUQUERQUE	MIRIAM APARECIDA BELCHIOR	MAURO GENTILE RODRIGUES DA CUNHA
MEMBER	MEMBER	MEMBER	MEMBER
CPF: 043.980.408-62	CPF: 351.786.808-63	CPF: 056.024.938-16	CPF: 004.275.077-66

LUIZ AUGUSTO FRAGA NAVARRO DE BRITTO FILHO	SÉRGIO FRANKLIN QUINTELLA	JOSÉ GUIMARÃES MONFORTE
MEMBER	MEMBER	MEMBER
CPF: 347.230.215-15	CPF: 003.212.497-04	CPF: 447.507.658-72

EXECUTIVE OFFICERS

ALDEMIR BENDINE
CHIEF EXECUTIVE OFFICER - CEO
CPF: 043.980.408-62

IVAN DE SOUZA MONTEIRO		HUGO REPSOLD JÚNIOR	ROBERTO MORO
CHIEF FINANCIAL AND INVESTOR RELATIONS OFFICER – CFO		CHIEF GAS & POWER OFFICER	CHIEF ENGINEERING, TECHNOLOGY AND MATERIALS
CPF: 667.444.077-91		CPF: 543.626.877-34	CPF: 462.359.579-04

SOLANGE DA SILVA GUEDES	JORGE CELESTINO RAMOS	JOSE EDUARDO DE BARROS DUTRA	MARCOS ANTONIO SILVA MENEZES
CHIEF EXPLORATION & PRODUCTION OFFICER	CHIEF DOWNSTREAM OFFICER	CHIEF CORPORATE AND SERVICES OFFICER	CHIEF ACCOUNTING OFFICER – CAO CRC-RJ-35-286/O-1
CPF: 436.644.076-87	CPF: 671.741.917-20	CPF: 347.586.406-10	CPF: 270.125.147-87

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 23, 2015
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Ivan de Souza Monteiro
Ivan de Souza Monteiro Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.